2020 PROXY STATEMENT



TAILORED BRANDS



WE HELP OUR CUSTOMERS LOVE HOW THEY LOOK

Tailored Brands provides a personal, convenient, one-of-a-kind shopping experience with compelling products and world-class service. Tailored Brands features leading menswear retailers Men's Wearhouse, Jos. A. Bank and Moores Clothing for Men, and family retailer K&G Fashion Superstore.

Learn more at https://www.tailoredbrands.com

A MESSAGE FROM OUR CHIEF EXECUTIVE OFFICER



In fiscal 2019, we made solid progress against our strategic objectives.

Our business momentum was unfortunately arrested by the COVID-19 pandemic. In response, we took swift and extensive actions to protect the health and safety of our customers, employees and communities and to provide our business additional liquidity to weather this uncertain period.

Dear Shareholders:

It is our pleasure to invite you to attend our Annual Meeting of Shareholders (the "Annual Meeting") at 11:00 a.m., Pacific Daylight Time, on Friday, June 26, 2020. Holders of record of our common stock as of April 28, 2020 are entitled to notice of, and to vote at, the Annual Meeting. This year, in light of public health concerns related to the novel coronavirus ("COVID-19") pandemic and in order to protect the health and well-being of our employees, directors, shareholders and other stakeholders, our Annual Meeting will be conducted in a virtual format only at www.virtualshareholdermeeting.com/TLRD2020.

The economic environment we are operating in is without precedent – further intensifying and accelerating change in an already rapidly evolving and challenging retail environment. I am proud to report that our Company did not, and will not, stand still in the face of those challenges. In fiscal 2019, we made solid progress against our strategic objectives of providing our customers with personalized products and services, seamless omni-channel experiences and brands that stand for more than just price. That progress was driven, in part, by our continued success in attracting and retaining top-flight talent. Indeed, as 2019 progressed and 2020 began, we were encouraged by the improved momentum we saw in our business including February 2020 when all four of our brands showed positive comparable sales growth.

Our business momentum was unfortunately arrested by the COVID-19 pandemic. In response, we took swift and extensive actions to protect the health and safety of our customers, employees and communities and to provide our business additional liquidity to weather this uncertain period. On March 17, 2020, we temporarily closed our retail locations in the U.S. and Canada. These temporary store closures resulted in the need to furlough or temporarily lay off all of our store employees and a significant portion of employees in our distribution network and offices; however, we have continued to pay both the Company and employee portions of health premiums for medical, dental and vision for affected employees.

We are maximizing our liquidity and cash position by executing $310 million of additional borrowings under our credit facility and by taking aggressive and prudent actions to reduce and defer operating expenses, capital expenditures and inventory purchases. We have also put into place temporary base salary reductions for our officers and employees with a salary of $100,000 or more, ranging from 10% to 50%. The Board of Directors also agreed to a 50% reduction in its cash retainer fees.

While we may not be running at 100%, we have implemented enhanced safety protocols at our e-commerce fulfillment centers and our New Bedford, Massachusetts factory. This enabled us to re-open our fulfillment centers, bring back certain furloughed employees and meet our online customers' needs. Our factory in New Bedford, Massachusetts, was able to pivot to produce cotton, washable facemasks that can be used when an FDA-approved mask is not available. This not only allowed us to bring back an increasing number of our furloughed employees to the factory, but we are also helping our communities create the safe environment needed to employ essential frontline workers.

We know that fiscal 2020 will continue to present many difficult challenges as the U.S., Canada, and the rest of the world work to reopen businesses. We look forward to fully reopening our stores as soon as possible; however, the safety and well-being of our employees, customers, and communities will remain our utmost priority. I strongly believe that with the conviction and energy of our leadership team we will face whatever challenges may come our way and we will continue fighting to drive value for all of our stakeholders every day.

On behalf of the employees and directors of Tailored Brands, we thank you for your continued support and confidence in our Company.

Regards,

DINESH LATHI
President and Chief Executive Officer

May 14, 2020

A LETTER FROM YOUR BOARD OF DIRECTORS

"We are committed to the creation of long-term value for all of our stakeholders and believe that one of our most important responsibilities is providing independent oversight of the Company's strategy...Dinesh and the management team had our full support as they invested in the people and the tools needed to drive the Company's transformation."













Dear Fellow Shareholders:

Thank you for your investment in Tailored Brands. We are committed to the creation of long-term value for all of our stakeholders and believe that one of our most important responsibilities is providing independent oversight of the Company's strategy. Before reviewing the actions taken to navigate the COVID-19 pandemic, it's important to note the substantial progress the Company has made to better position itself to compete in a rapidly evolving and challenging retail environment. There have been significant changes in the customer and competitive environment in recent years including the ongoing casualization of the workplace, the accelerated move to online shopping and the evolving expectations associated with demographic changes, as well as the increase of digital-born players and new business models, all of which have left traditional players like specialty and department stores fighting to redefine themselves. COVID-19 has further accelerated these changes.

The Board and management agree that the Company needs to act with urgency and conviction to address the opportunities to provide the customer with personalized products and services, seamless omni-channel experiences and brands that stand for more than just price. We also recognize that these growth initiatives must be coupled with a strong foundation of cost rationalization, capital allocation and portfolio focus. For the past few years, the Company has been focused on repaying its debt and strengthening its balance sheet, which allowed us to broaden our focus in 2019 to include making investments in the business—consistent with the Company's strategy—to lay the foundation for future growth. Dinesh and the management team had our full support as they invested in the people and the tools needed to drive the Company's transformation.

2020 has presented unprecedented challenges as a result of the COVID-19 pandemic. Since mid-March 2020, the Board, management, and the Company's external advisors have been meeting frequently to assess the rapidly evolving situation and to develop risk mitigation strategies and business contingency plans to position the Company to emerge from the pandemic. The Company took immediate actions to ensure that it had ample liquidity by executing borrowings under its ABL credit facility and to preserve cash through reduced expenses.

As it became necessary to temporarily close stores and furlough employees, the Board worked with management to reduce the salaries of non-furloughed senior-level employees. We reduced Mr. Lathi's base salary by 50% and the base salary of all other Named Executive Officers and other executive vice presidents directly reporting to our Chief Executive Officer by 25%. In addition, we reduced the base salaries of our other officers and employees with a salary of $100,000 or more by a range of 10% to 15%. Your Board of Directors also agreed to a 50% reduction in its cash retainer fees.

We have taken other compensation-related actions in the face of the COVID-19 pandemic. The Compensation and Organizational Development Committee determined that even though our executive officers substantially met or exceeded their individual strategic goals in 2019, they would not receive any bonus payout for 2019 due to the need to conserve cash because of the Company's stores being temporarily closed for an unknown duration. In addition, the Company will also delay 2020 long-term incentive grants as we did not believe that it would be appropriate to make equity or other grants to our executives while so many of our employees are furloughed and because the COVID-19-related temporary store closures make it impossible to establish financial metrics for the performance-related portions of our long-term incentive grants.

Given the substantial impact of the COVID-19 pandemic on market activity and increased volume and volatility in the trading of the Company's stock, the Board adopted a short-term shareholder rights plan to protect the best interests of all Tailored Brands shareholders. The rights plan is not intended to prevent or interfere with any action that the Board determines to be in the best interests of shareholders. Instead, it is designed to allow the Company's shareholders to realize the long-term value of their investment. The plan has a one-year duration, expiring on March 29, 2021, though it may also be terminated, or the rights may be redeemed, prior to the scheduled expiration of the plan under certain other circumstances. For a more detailed description of the plan, please see the Company's Current Report on Form 8-K, filed with the US. Securities and Exchange Commission on March 31, 2020.

We appreciate the cooperation of our various stakeholders as we work through this historic event and look forward to returning to a time when our stores are reopened, and our employees can gather again in our offices and other facilities.

As we head into the 2020 Annual Meeting of Shareholders, we also wanted to share some of the highlights of the Board's focus during the past year. In 2019, we engaged directly with our top five holders, representing 34% of the shares outstanding, via telephonic or in-person meetings. Generally, the discussions focused on our transformation strategy in the face of significant macro challenges, how the Board provides oversight in key areas such as strategy, risk management, environmental, social and governance matters ("ESG") and executive compensation, and how the composition of the Board in terms of skill set and diversity supports its governance responsibilities.

Strategic and Risk Oversight: In addition to dedicating one meeting a year specifically to strategic planning, the Board actively participates in the discussion of strategies, key initiatives and capital allocation for the Company and each of our brands throughout the year. We monitor progress and adjust the strategy and key policies as conditions dictate. In 2019, we made the decision to suspend the quarterly cash dividend for reallocation to debt repayment and opportunistic share repurchases.

In addition to strategy, the Board continues to be focused on and committed to oversight of management and business performance; talent management; culture; technology; privacy; compliance; ESG; and enterprise risk management, including cyber security, climate change and business continuity and financial risk. The Board and its Committees play an active role in overseeing management's identification, assessment, and mitigation of risks that are material to the Company, including most recently the unprecedented challenges presented as a result of the COVID-19 pandemic.

Environmental, Social and Governance (ESG): The Board is directly involved in the oversight of the Company's sustainability and corporate social responsibility initiatives and, to formalize this oversight role, the Board recently amended the charter of the Nominating and Corporate Governance Committee to include responsibility for overseeing the Company's environmental, social and governance efforts and reporting. The Company recently launched a new section of the investor website dedicated to its sustainability efforts. We invite you to learn more about the Company's ESG efforts at www.tailoredbrands.com under "Investors – Responsibility". In addition to its many ESG-focused efforts, the Company is actively looking for ways to utilize more sustainable elements in its products, including the launch of the new Made to Matter™ product line at Jos. A. Bank. The Company will continue working to increase its reporting regarding greenhouse gas emissions and the impacts of climate change on the Company's business.

Executive Compensation and Organizational Development: To better reflect its oversight of the Company's organizational design, talent management and compensation strategies, objectives, and programs, in 2019 the Compensation Committee was renamed the Compensation and Organizational Development Committee. Our compensation philosophy emphasizes pay for performance; therefore, a significant portion of the compensation of senior executives is tied to the Company's short-term and long-term performance. The executive compensation elements incorporate multiple performance metrics and are designed to reward executives for the delivery of sustained, profitable financial performance and outstanding leadership that reflects the Company's culture and values. In addition, we remain mindful of the impact of equity awards on shareholder dilution, particularly when the Company's stock price is low.

Board Refreshment and Diversity: We believe that our goal of creating long-term value for our stakeholders is fostered by having the right combination of skills, experiences, diversity and tenure reflected in the composition of the Board. The proposed Board nominees bring meaningful skills and experience that map to those necessary for our oversight of the Company's strategy. We are actively working to evolve our board composition to ensure alignment with the Company's needs as it continues to transform. We are excited that Drew Vollero joined us in November 2019 as he further deepens our bench strength in key areas, such as finance leadership, corporate turnarounds and marketing, with experience in both the technology and consumer products industries.

We are also very proud of the diversity represented on the Board of Directors: five of the six current directors are diverse, including three women, and each of our Board leadership roles are held by diverse directors. We have also continued to focus on Board refreshment – the average tenure for the Board nominees is three years, representing a significant reduction over past years.

We also want to express our gratitude to Grace Nichols for her nine years of dedicated service to the Company. Grace will be leaving the Board following the Company's 2020 Annual Meeting of Shareholders.

We acknowledge the tremendous trust that our shareholders place in us to exercise effective oversight of the Company as it strives to fulfill its purpose and want you to know that we are engaged and committed to taking the actions that we believe are in the best interests of our shareholders over the long term. We thank you for your ongoing support of the Company.

May 14, 2020

THEO KILLION   **DINESH LATHI**   **IRENE CHANG BRITT**

SUE GOVE   **GRACE NICHOLS**   **ANDREW VOLLERO**

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



Date
Friday, June 26, 2020



Time
11:00 a.m., Pacific Daylight Time



Virtual Meeting Site
The Annual Meeting will be held virtually via live webcast and can be accessed online at www.virtualshareholdermeeting.com/TLRD2020.



Record date
Only holders of record of our common stock at the close of business on Tuesday, April 28, 2020, are entitled to receive notice of, and to vote at, the meeting and any adjournment(s) thereof.

ITEMS OF BUSINESS

Election of five directors to our Board of Directors for the coming year;

Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2020;

Advisory vote to approve the compensation of our named executive officers;

Adoption of the Tailored Brands, Inc. 2016 Long-Term Incentive Plan, as amended and restated; and

Transaction of such other business as may properly come before the meeting or any adjournment thereof.

HOW TO VOTE

You are cordially invited to attend the meeting virtually. To ensure that your vote is properly recorded, please vote as soon as possible, even if you plan to attend the Annual Meeting. As described in the Notice of Internet Availability of Proxy Materials, you may submit your proxy by mail, Internet, or telephone. If you plan to attend the meeting you can vote either by your proxy or by following the instructions available on the meeting website during the meeting. For further details on voting, please refer to the section entitled "Voting and Other Information" beginning on page 86 of this proxy statement.

VIRTUAL MEETING PARTICIPATION

Any shareholder can listen to and participate in the Annual Meeting live via the Internet at www.virtualshareholdermeeting. com/TLRD2020. The webcast will start at 11:00 a.m. Pacific Daylight Time. You will need the 16-digit control number shown on your Notice of Internet Availability of Proxy Materials (or on your proxy card or voting instruction card if you receive printed proxy materials) to vote during the meeting. If you are a shareholder and you do not have your 16-digit control number, you will only be able to listen to the Annual Meeting.

On or about May 15, 2020, proxy materials or a Notice of Internet Availability of Proxy Materials will be sent to shareholders in connection with our solicitation of proxies for this year's Annual Meeting of Shareholders.

By Order of the Board of Directors

A. Alexander Rhodes

A. ALEXANDER RHODES
Corporate Secretary

May 14, 2020

TABLE OF CONTENTS



ABOUT TAILORED BRANDS

We are a leading omni-channel specialty retailer of menswear, including suits, formalwear and a broad selection of business casual offerings. We help our customers look and feel their best by delivering personalized products and services through our convenient network of stores and e-commerce sites. Our brands include Men's Wearhouse, Jos. A. Bank and K&G in the United States and Moores Clothing for Men in Canada.

OUR PURPOSE

Why do we exist?

We help our customers love how they look.

OUR MISSION

How will we fulfill our purpose?

We provide a personal, convenient, one-of-a-kind shopping experience with compelling products and world-class service.

OUR VALUES

The Tailored Brands family was built on generous spirits, world-class service to our customers and each other, and strong support for our communities. We strive to improve the world we serve by being a responsible, respectful and valuable global citizen. We understand that it is the communities we serve that have made us successful, and we are privileged to give back to both our employees and our communities.

After engaging with numerous internal stakeholders, we adopted the following four core values:

L

LEAD WITH THE CUSTOMER:
We start every conversation by asking, "What does the customer want?"

I

INSPIRE THE CHANGE:
We play to win, achieving breakthrough growth with our curiosity, innovation, and smart risk taking.

O

OWN IT TOGETHER:
We are servant leaders and believe that how we work together matters and that respect, trust, and inclusivity are performance multipliers.

N

NURTURE THE COMMUNITY:
We understand that we have a corporate responsibility and that we do well by doing good.

Our LION values reflect who we aspire to be and guide our decision-making as we work to tailor a more sustainable future.

2019 HIGHLIGHTS

PERFORMANCE HIGHLIGHTS

In 2019, we focused our efforts to position the Company for long-term success by executing on our three key strategic initiatives:

- offer personalized products and services,
- provide inspiring and seamless experiences in and across every channel, and
- tell the stories of our brands so that our customers know we stand for more than just price.

We also took several actions intended to accelerate debt reduction and provide additional financial flexibility to invest in our customer-facing transformation strategies.

Key metrics include:

NET CASH PROVIDED BY OPERATING ACTIVITIES ($ in mm)	ADJUSTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS[1]	DEBT REDUCTION[2] ($ in mm)	LIQUIDITY PROFILE[3] ($ in mm)









[1] Throughout this proxy statement, we will be referring to earnings per share ("EPS") from continuing operations on an adjusted basis. A reconciliation of adjusted EPS to GAAP EPS and an explanation of why adjusted EPS may be useful is included on page 91 of this proxy statement.

[2] Calculated based on reported total debt on consolidated balance sheet.

[3] Calculated as (cash + cash equivalents + ABL availability).

SUSTAINABILITY HIGHLIGHTS



OUR COMPANY

At Tailored Brands we believe a good job includes providing a safe and inclusive workplace where everyone is treated with dignity, understanding, and respect.

19,300 employees

95 score in Human Rights Campaign's Annual Corporate Equality Index (CEI), which rates workplaces on Lesbian, Gay, Bisexual and Transgender Equality

We have a **comprehensive Supplier Code of Conduct** that prohibits forced labor and child labor and requires freedom of association



OUR COMMUNITIES

We seek to be as admired for our community support as we are for our world class customer service and products.

Donated excess merchandise to

700 non-profit organizations serving those affected by poverty and disaster through our relationship with Delivering Good

Over **357,000** articles of gently used men's and women's professional attire donated to our suit drives in July 2019

Served those who serve via

$3.0M+ in cumulative donations that benefit U.S. and Canadian military veterans and by sponsoring the U.S. Congressional Medal of Honor Society



OUR PLANET

We strive to be good citizens of our planet and are taking many steps to be as environmentally friendly as possible.

Houston, Texas corporate office is **LEED certified** and our New Bedford, Massachusetts factory's **solar panels produce clean energy**

We strive to **reduce our carbon footprint** by re-use and **recycling** in our stores, distribution centers, hubs and offices and **reducing use of fossil fuels** by our fleet of vehicles

We are actively looking for ways to **utilize more sustainable elements in our products**, including the launch of the new Made to Matter™ product line at Jos. A. Bank

VOTING ROADMAP

This proxy statement is furnished to the shareholders of Tailored Brands, Inc. (the "Company"), also referred to in this proxy statement as "we", "us", or "our", whose two main executive offices are located at 6380 Rogerdale Road, Houston, Texas 77072, and 6100 Stevenson Blvd., Fremont, California 94538, in connection with the solicitation by our Board of Directors of proxies to be used at the Annual Meeting of Shareholders to be held at 11:00 a.m., Pacific Daylight Time, on Friday, June 26, 2020 or any adjournment(s) thereof (the "Annual Meeting"). This year, in light of public health concerns related to the COVID-19 pandemic and in order to protect the health and well-being of our employees, directors, shareholders and other stakeholders, our Annual Meeting will be conducted in a virtual format only at www.virtualshareholdermeeting.com/TLRD2020. For further details on voting, please refer to the section entitled "Voting and Other Information" beginning on page 86.

MATTERS TO BE VOTED ON AT THE ANNUAL MEETING

The Annual Meeting will be held to vote for the following proposals:

PROPOSAL 1
ELECT FIVE DIRECTORS TO OUR BOARD OF DIRECTORS

BOARD NOMINEE DEMOGRAPHICS

Independence	• 4 out of 5 director nominees are independent including our Chairman of the Board
	• Strong independent Board chair and committee chair roles with clearly articulated responsibilities
Diversity	• 4 women/minorities on the Board
	• Significant diversity of experience, thought, age, gender, ethnicity and background
Age	• 58 years average age
Tenure	• 3 years average tenure
Skills, Qualifications and Experience	As a group, our director nominees bring significant experience and insights acquired in fields relevant to ours as well as broad business and governance experience through service on other public company boards. We believe that the Board is comprised of directors with the necessary skills and experience to support the Company's strategy and contribute to effective oversight of the Company.

Strategy/Business Transformation — 5/5

Technology/Data and Analytics — 3/5

CSR/Sustainability — 1/5

Branding/Marketing — 3/5

Finance/Audit — 5/5

Corporate Governance — 3/5

Retail/Consumer — 5/5

HR/Org Development — 2/5

Risk Management — 3/5

Apparel/Merchandising — 1/5

Operations — 4/5

Current or Previous Public Company CEO — 3/5

Digital/Omni-Channel — 3/5

Capital Markets and Investments — 2/5

Engagement of the Board	• 9 Board and 21 Board committee meetings during fiscal 2019
	• 99% attendance rate as a group at Board and Board committee meetings

✔ **THE BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE.**

The Board of Directors and the Nominating and Corporate Governance Committee believe that the five director nominees constitute a diverse slate of directors with broad leadership experience who possess the necessary qualifications and experience to effectively oversee the business and the long-term interests of shareholders.

PROPOSAL 2
RATIFY DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2020

Deloitte & Touche LLP is an independent registered public accounting firm with significant sector specific expertise, reasonable fees and appropriately limited ancillary services.

✔ THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

The Audit Committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of the Company and its shareholders.

PROPOSAL 3
APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

A STRONG RELATIONSHIP BETWEEN PAY AND PERFORMANCE

We believe that our executive compensation program is structured

(i) to promote a performance-based culture which links the interests of management and shareholders,

(ii) to support our business objectives, and

(iii) to align our programs with recognized corporate governance and compensation best practices.

Our compensation elements seek to balance all aspects of an executive's responsibilities: base salary for day-to-day responsibilities, cash incentive bonus for shorter-term returns linked to annual Company performance, and equity and long-term performance cash awards for aligning the executives' focus with shareholder value and the long-term, future performance of the Company.

2019 TARGET PAY MIX

CEO



37% Long-Term Performance

87% At Risk

13% Base Salary

13% Annual Cash Bonus

37% Equity Awards

OTHER NEOs



21% Long-Term Performance

21% Equity Awards

66% At Risk

34% Base Salary

24% Annual Cash Bonus

COMPENSATION HIGHLIGHTS

Our executive compensation program is premised on a pay for performance philosophy and intentionally places a significant percentage of Named Executive Officer ("NEO") compensation at risk. We evaluate the competitive positioning of each compensation element and while we do not target compensation to any benchmark percentile, we review the comparable market for each element of pay. In 2019, we compensated our NEOs as follows:

Base Salary	A fixed, competitive component of pay based on responsibilities, skills and experience.	Page 48
Annual Cash Incentive Plan	Designed to recognize annual performance achievements based on the Compensation and Organizational Development Committee's assessment of Company performance across three categories: adjusted earnings before interest and taxes ("EBIT") (60%), revenue (30%), and individual strategic objective performance (10%).	Page 49
Long-Term Incentive Plan	Our Long-Term Incentive Plan is designed to encourage performance that drives shareholder value over the long term and aligns executive interests with shareholders through the use of equity-based and long-term performance cash awards.	Page 50

- 2019 grant consisted of stock options, stock appreciation rights and performance cash awards for the Chief Executive Officer ("CEO").
- 2019 grants consisted of stock options and performance cash awards for the other NEOs.
- Performance cash is payable based on the Company's cumulative adjusted EPS for the three-year period consisting of fiscal years 2019 through 2021, with a multiplier ranging from 25% to 200%.

KEY EXECUTIVE COMPENSATION FEATURES

The Compensation and Organizational Development Committee has incorporated the following market-leading governance features into our programs:

WHAT WE DO ⊘
• Align **Pay and Performance**
• Engage in a **Rigorous Target-Setting Process** for Incentive Metrics
• Use **Multiple Performance Metrics** to Balance Top Line and Bottom Line Achievement
• Have **Stock Ownership Requirements** for Executive Officers
• Implement Incentive Compensation Programs and Governance Practices Designed to **Discourage Undue Risk-Taking**
• Include **Clawback** Provisions in our Key Compensation Programs
• **Prohibit Hedging, Pledging, Short Sales and Derivative Transactions** in our common stock
• Engage an **Independent Compensation Consultant**
• Include **Double Trigger** Change in Control Provisions for Equity Awards

WHAT WE DON'T DO ✖
• No **Tax Gross-Ups**
• No **Employment Agreements**
• No Special **Change in Control Severance** Provisions for Executive Officers Compared to Other Senior Executives
• No Payment of Dividends on **Unearned or Unvested Long-Term Incentives**
• No **Repricing** of Underwater Stock Options
• No Material Executive **Perquisites**

✔ **THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Our Compensation and Organizational Development Committee provides independent oversight of our executive compensation with the assistance of an independent compensation consultant. Our executive compensation program is working effectively and is aligned with short- and long-term business goals and strategy and demonstrate a strong link between pay and performance.

PROPOSAL 4
ADOPT THE TAILORED BRANDS, INC. 2016 LONG-TERM INCENTIVE PLAN, AS AMENDED AND RESTATED

Shareholders are being asked to approve an amendment and restatement of our 2016 Long-Term Incentive Plan to:

- increase the number of available shares by 3.3 million shares, and
- make certain other technical changes including, without limitation
  - removing or revising the provisions of the 2016 LTIP regarding performance-based compensation under Section 162(m) that have become obsolete;
  - increasing the annual limits on awards that may be granted to an employee;
  - clarifying that no dividends will be paid on unvested or unearned awards under the 2016 LTIP;
  - allowing withholding for taxes at a rate in excess of the minimum required rate; and
  - reducing the fungible ratio from 2.0:1 to 1.75:1.

✔ **THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.**

The Board and management believe it is important that the 2016 LTIP, as proposed to be amended and restated, be approved in order to maintain the Company's ability to attract and retain key personnel and continue to provide them with strong incentives to contribute to the Company's future success.

Shareholders will also transact such other business as may properly come before the meeting or any adjournment thereof.

On or about May 15, 2020, we will begin mailing a Notice of Internet Availability of Proxy Materials to the holders of record of our common stock, $0.01 par value per share ("common stock"), on April 28, 2020 (the "Record Date"). The Notice of Internet Availability of Proxy Materials contains instructions on how to access the Notice of Annual Meeting of Shareholders, this proxy statement, the form of proxy and our annual report over the Internet. At the close of business on the Record Date, there were outstanding and entitled to vote 48,751,393 shares of our common stock, and only the holders of record on the Record Date are entitled to notice of, and to vote at, the Annual Meeting.

BOARD MATTERS

THE TAILORED BRANDS BOARD

THE BOARD IS PRIMARILY RESPONSIBLE FOR:

- Overseeing Tailored Brands' strategic plan, overall performance and direction
- Evaluating the Company's capital allocation policies
- Overseeing risk and internal controls
- Monitoring executive performance, compensation and succession planning
- Establishing broad corporate policies, including in relation to organizational development, governance, corporate social responsibility and sustainability

TO EFFECTIVELY ADMINISTER THESE RESPONSIBILITIES, THE BOARD USES THE FOLLOWING CRITERIA IN SELECTING AND RECOMMENDING BOARD NOMINEES:

- Directors with a range of skills and experiences in areas relevant to oversee our strategy and mitigate the risks we face
- A majority of independent directors to constructively challenge ideas in the boardroom and contribute to effective dialogue
- Diversity of experience, background, gender, age and ethnicity to ensure that a broad range of views are considered

The Board believes that the 2020 director nominees represent the right composition to effectively oversee the implementation of our strategy and constructively challenge management.



DINESH S. LATHI, 49

President and Chief Executive Officer, Tailored Brands, Inc.

Tenure: 4 years
Other Current Public Boards: 1
Skills:





THEO KILLION, 69

Chairman of the Board,
Managing Partner, The Sierra Institute
INDEPENDENT

Committees: Compensation (Chair), Nominating and Corporate Governance
Tenure: 3 years
Other Current Public Boards: 0
Skills:





IRENE CHANG BRITT, 57

C-Suite Executive, several Fortune 500 Companies (retired)
INDEPENDENT

Committees: Audit, Nominating and Corporate Governance (Chair)
Tenure: 5 years
Other Current Public Boards: 2
Skills:





SUE GOVE, 61

President of Excelsior Advisors, LLC

INDEPENDENT

Committees: Audit (Chair), Nominating and Corporate Governance
Tenure: 3 years
Other Current Public Boards: 3
Skills:





ANDREW VOLLERO, 54

Chief Financial Officer, Allied Universal

INDEPENDENT

Committees: Audit
Tenure: 1 year
Other Current Public Boards: 0
Skills:



Strategy/Business Transformation

Apparel/ Merchandising

Finance/Audit

Capital Markets and Investments

Risk Management

Branding/Marketing

Digital/ Omni-Channel

HR/Org Development

CSR/Sustainability

Current or Previous Public Company CEO

Retail/Consumer

Technology/ Data and Analytics

Operations

Corporate Governance

NOMINEE INDEPENDENCE

Independent: **4** including our Chairman of the Board



Not Independent: 1 consisting of our President and Chief Executive Officer



NOMINEE TENURE

0 to 3 years

 3

4 to 8 years

 2

9 or more years

  0

NOMINEE AGE



~58 Years Average Age

1 Under 50

2 61 to 70

2 50 to 60

NOMINEE GENDER AND ETHNICITY



80% Diverse

4 Women/Minorities

PROPOSAL 1:
ELECTION OF DIRECTORS

WHAT AM I VOTING ON?

Shareholders are being asked to elect five director nominees for a one-year term.

VOTING RECOMMENDATION: FOR

The Board of Directors and the Nominating and Corporate Governance Committee believe that the five director nominees constitute a diverse slate of directors with broad leadership experience who possess the necessary qualifications and experience to effectively oversee the business and the long-term interests of shareholders.

TAILORED BRANDS BOARD OF DIRECTORS

RESPONSIBILITY FOR SELECTION OF DIRECTOR CANDIDATES

The Board of Directors (the "Board") is responsible for selecting director candidates to stand for election by shareholders. The Board has delegated the screening process for potential directors to the Nominating and Corporate Governance Committee, with the expectation that other members of the Board and executives of the Company will be asked to take part in the process as appropriate. The Nominating and Corporate Governance Committee identifies individuals qualified to become Board members and recommends such individuals to the Board for its consideration.

IDENTIFYING AND EVALUATING NOMINEES FOR DIRECTORS

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. The Committee also regularly engages in Board succession planning by assessing the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the applicable criteria for directors. In addition, when the Committee seeks a new candidate for directorship, it seeks qualifications from the individual that will complement or supplement the skills, attributes and perspectives of the other members of the Board. The Committee takes into consideration whether particular individuals satisfy the independence criteria set forth in the New York Stock Exchange ("NYSE") listing standards, together with any special criteria applicable to service on various committees of the Board.

In the event that vacancies are anticipated, or otherwise arise, the Committee will engage in the following evaluation process:

NOMINEE EVALUATION PROCESS

The Nominating and Corporate Governance Committee considers various potential candidates for director from any reasonable source, including through current Board members, current management, professional search firms, shareholders or other persons.

These candidates are evaluated at regular or special meetings of the Committee or through one-on-one meetings between Committee members and Board candidates and may be considered at any point during the year.

In evaluating any potential nominee, the Committee considers the skill sets desired by the Board, the diversity of experiences and backgrounds already represented on the Board, and the qualifications of potential candidates. The Board also reviews independence and potential conflicts of interest to identify candidates best qualified to serve the interests of our shareholders.

The Nominating and Corporate Governance Committee recommends qualified candidate(s) and the full Board may approve interim appointment or inclusion in the slate of directors to stand for election at the next annual meeting of shareholders.

Approved director nominees are presented in the proxy statement for consideration by shareholders and election for one-year terms.

NOMINATIONS BY SHAREHOLDERS

The policy of the Nominating and Corporate Governance Committee is to consider, when appropriate, written recommendations from shareholders for positions on the Board. A shareholder who wishes to recommend a prospective director nominee for general consideration by the Board should notify the Corporate Secretary of the Company or any member of the Committee in writing with whatever supporting material the shareholder considers appropriate, including the nominee's name and qualifications for Board membership. In evaluating the nominations, the Committee uses the same criteria as for candidates recommended by the Nominating and Corporate Governance Committee, other Board members, or other persons.

Our bylaws provide for proxy access pursuant to which a shareholder, or group of up to 20 shareholders, owning shares of the Company's common stock, representing an aggregate of at least 3% of our outstanding shares continuously for at least three years, may nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in the Company's bylaws. The Board believes that the provisions adopted in our bylaws appropriately balance the benefits shareholders gain under proxy access against the potential disruption that could be created by regular proxy contests, the corresponding turnover of a number of Board seats, and the challenges of on-boarding and integrating these new directors.

Shareholders may nominate persons for election as directors at an annual shareholders' meeting, or for inclusion in our proxy statement for our 2021 Annual Meeting, if such nominations are made in accordance with the procedures set forth in the "Submitting Proposals for 2021 Annual Meeting" section on page 90 of this proxy statement. No formal shareholder nominations were received in accordance with the procedures set forth in our bylaws for the upcoming Annual Meeting.

DIRECTOR QUALIFICATIONS

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board the requisite skills, attributes, and experience needed on the Board. When evaluating candidates, the Board takes into account the composition of the entire Board, including the requirement that a majority of Board members be independent; the diversity of experiences and backgrounds represented on the Board; the need for financial, business, public company and other expertise on the Board and its committees; and the need to have directors who will work collegially to represent the best interests of the Company and its shareholders, its customers, its employees and the communities in which we do business. This evaluation includes an assessment of the knowledge and experience of Board candidates in strategy, business transformation, branding, marketing, retail or consumer goods, apparel or merchandising, digital or omni-channel technology, data and analytics, finance and audit, human resources or organizational development, operations, capital markets and investments, corporate social responsibility/sustainability, corporate governance, risk management, and senior leadership, among other areas, and is designed to ensure that the Board has the right mix of skills and experience to support the Company's strategy and contribute to effective oversight of the Company.

HOW BOARD SKILLS SUPPORT OUR STRATEGY



Transforming Tailored Brands
- Strategy and Business Transformation
- Current or Previous Public Company CEO
- Technology/Data & Analytics
- HR/Org Development

Customer Facing Initiatives
- Apparel/Merchandising
- Digital/Omni-Channel
- Branding/Marketing
- Retail/Consumer
- Operations
- CSR/Sustainability

Capital Allocation
- Risk Management
- Corporate Governance
- Capital Markets
- Finance/Audit

The Company considers diversity broadly to include differences of viewpoint, professional experience, individual characteristics, personal background, qualities, skills, qualifications, gender, cultural background and ethnicity/race. Although the Company does not have a formal policy with respect to the consideration of diversity in identifying director nominees, the Board believes that diversity in experiences, qualifications, backgrounds, and personal characteristics enhances decision making and is important to the effectiveness of the Board's oversight of the Company. The Nominating and Corporate Governance Committee does not assign specific weight to particular factors and, depending on the current needs of the Board, may weigh certain factors more or less heavily.

Director candidates should be able to provide insight and practical wisdom based on their experience and expertise. Directors are expected to prepare for, attend and participate in Board and Board Committee meetings, to ask direct questions and require straight answers, and to devote the time needed to properly discharge their responsibilities and duties as directors. Each Board member is expected to ensure that other existing and planned future commitments do not, and that they have no conflict of interest that would, materially interfere with the member's service as a director. Service on other public boards and other commitments are considered by the Nominating and Corporate Governance Committee when reviewing Board candidates.

The Board believes that each of its directors is knowledgeable and has significant insight relevant to the Company's operations; has high ethical standards and personal integrity; takes his or her responsibility to the Board seriously; demonstrates strong leadership skills in his or her area of present and past expertise; has the interest, time available and commitment to fulfill his or her responsibilities as director; and has the ability and willingness to contribute with other directors and with management.

DIRECTOR TENURE AND BOARD REFRESHMENT

The Nominating and Corporate Governance Committee and the Board believe it is important for the Board to be "refreshed" by adding new directors from time to time. The diversity in thinking, experience, background and approach resulting from refreshment enhances Board leadership, deliberations and decision making, and are critical to the Board's acting as a strategic, innovative, and problem solving body. To that end, three new directors have been added in the past three years, a new Chair of the Audit Committee was appointed in 2017 and a new Chairman of the Board was appointed in 2017 and again in 2019 following Mr. Lathi's appointment as President and CEO of the Company. During the first quarter of fiscal 2018, the Board, at the recommendation of the Nominating and Governance Committee, approved the rotation of the chair for each of the Nominating and Governance Committee and the Compensation and Organizational Development Committee, appointing a new chair to each. In addition, to continue to provide opportunities for refreshment, the Board's Corporate Governance Guidelines include an age limit which provides that a director shall not stand for election upon reaching the age of 75. Following the Annual Meeting, with the proposed slate of five director nominees, the Board would consist of three directors with three or less years of tenure and two directors with four to eight years of tenure.

AFFIRMATIVE DETERMINATION OF DIRECTOR INDEPENDENCE

As set forth in the Company's Corporate Governance Guidelines (the "Guidelines"), a majority of the members of the Board must qualify as independent directors in accordance with the applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, and the applicable rules of the NYSE. In addition to these requirements, the Board believes that a substantial majority of the Board should be independent and meet the following heightened independence requirements:

- is not an executive officer or director, or a person serving in a similar capacity with, nor an owner of more than 1% of the equity of, a significant customer, supplier, or service provider to us. For purposes hereof, "significant" shall mean circumstances where during the past fiscal year the business with the customer, supplier, or service provider equaled or exceeded either 1% of the revenue thereof or 1% of our revenue;

- is not personally the accountant, lawyer, or financial advisor for compensation to any of our executive officers;

- is not a trustee, director, or officer of any charitable organization that received contributions from us during the past fiscal year aggregating $1 million or 2% of the charitable organization's consolidated gross revenues, whichever is greater;

- has not within the last three years engaged in a related party transaction with us that was required to be disclosed in our proxy statement; and

- is not a father, mother, wife, husband, daughter, son, father-in-law, mother-in-law, daughter-in-law, or son-in-law of a person who would not meet the foregoing qualifications.

A director may not serve on more than four boards of directors of publicly-held companies (including our Board of Directors) unless the full Board determines that such service does not impair the director's performance of his or her duties to the Company. Directors are expected to report changes in their business or professional affiliations or responsibilities, including retirement or potential conflicts of interest or competitive issues, to the Chairman of the Board and the Chair of the Nominating and Corporate Governance Committee and will be expected to offer to resign if the Nominating and Corporate Governance Committee concludes that the director no longer meets our requirements for service on the Board. The Nominating and Corporate Governance Committee may establish from time to time additional qualifications for directors, taking into account the composition and expertise of the entire Board.

The Board has affirmatively determined that each director, with the exception of Mr. Lathi, is independent in accordance with NYSE Listing Standards and our Guidelines and has no current material relationship with the Company, except as a director. When determining whether a director qualifies as independent, the Board, in accordance with NYSE rules, broadly considers all relevant facts and circumstances to determine whether the director has any material relationship with the Company, either directly or indirectly (as a partner, shareholder or officer of an organization that has a relationship with the Company), other than serving as one of our directors.

NOMINEES FOR DIRECTOR

Our Board has nominated five directors for election at the Annual Meeting to hold office until the next annual meeting of shareholders and the election of their respective successors. All of the nominees are currently directors. These nominees bring a wide set of individual talents to their oversight responsibilities, including a full array of business and leadership skills. Most nominees serve on other public company boards, enabling our Board to more quickly adopt best practices from other companies. Their diversity of experience and expertise facilitates robust and thoughtful decision-making as a Board.

Each agreed to be named in this proxy statement and to serve if elected and, as required by our bylaws, each nominee has delivered a written, irrevocable resignation letter to the Company's Corporate Secretary to be considered by the Board in the event that a nominee receives less than a majority of the votes cast in an uncontested election of directors and effective thereafter only if the Board votes to accept the resignation by at least a majority vote of all directors.

We have no reason to believe that any of the nominees will be unable to serve. However, if before the election, one or more of the nominees should become unable to serve or for good cause will not serve, proxies will be voted for the remaining nominees and for any substitute nominees to be selected by the Nominating and Corporate Governance Committee and approved by the Board.

SKILLS AND EXPERIENCE

We believe that the Board is comprised of directors with the necessary skills and experience to support the Company's strategy and contribute to effective oversight of the Company.



Strategy/Business Transformation   Branding/Marketing   Retail/Consumer   Apparel/Merchandising   Digital/Omni-Channel

Technology/Data & Analytics   Finance/Audit   HR/Org Development   Operations   Capital Markets and Investments

CSR/Sustainability   Corporate Governance   Risk Management   Current or Previous Public Company CEO

Biographical information about our nominees for director and the experience, qualifications, attributes, and skills considered by our Nominating and Corporate Governance Committee and Board in determining that the nominee should serve as a director appears below.



DINESH S. LATHI

President and Chief Executive Officer, Tailored Brands, Inc.

Age: 49 | **Director since:** 2016   **Other current public boards:** Five Below, Inc. (member of their audit and compensation committees)
Committees: None

PROFESSIONAL EXPERIENCE

Tailored Brands, Inc.
- President and Chief Executive Officer (March 2019 to present)
- Executive Chairman (October 2018 to March 2019)
- Non-Executive Chairman (March 2017 to September 2018)

One Kings Lane, Inc.
- Chief Executive Officer (April 2014 to June 2016)

Previously, Mr. Lathi spent seven years in various senior executive roles at eBay, Inc. and eight years in investment banking and private equity.

DIRECTOR SKILLS AND QUALIFICATIONS



Extensive experience in leadership, operations, strategy and financial management of online retailing as well as financial expertise gained as an investment banker, private equity executive and chief financial officer



THEO KILLION `Independent`

Chairman of the Board; Managing Partner, The Sierra Institute

Age: 69 | **Director since:** 2017

Committees: Compensation and Organizational Development (Chair); Nominating and Corporate Governance

Other current public boards: None

Previous public directorships: Zale Corporation (September 2010 to May 2014); Libbey, Inc. (May 2014 to May 2017); Express, Inc. (April 2012 to June 2017)

PROFESSIONAL EXPERIENCE

Tailored Brands, Inc.
- Non-Executive Chairman of the Board (March 2019 to present)
- Lead Director (October 2018 to March 2019)

The Sierra Institute, a Dallas based human resources consortium
- Managing Partner (November 2016 to present)

Herbert Mines Associates, an executive search firm
- Vice Chairman (May 2015 to March 2016)

Zale Corporation
- Chief Executive Officer (January 2010 to July 2014)

Prior to Zale, Mr. Killion served in a variety of positions at a number of iconic retailers including Tommy Hilfiger, Limited Brands (now L Brands), The Home Shopping Network and Macy's. Mr. Killion also serves on the board of Claire's Stores, Inc., a privately-held global retailer of fashionable jewelry accessories, and non-profit A Better Chance.

DIRECTOR SKILLS AND QUALIFICATIONS



Extensive experience as a senior executive and director in the retail industry, with particular expertise in strategic planning, merchandising, operations, human resources and organizational design, leadership development, consumer brand marketing and advertising



IRENE CHANG BRITT **Independent**

C-Suite Executive, several Fortune 500 Companies (retired)

Age: 57 | **Director since:** 2015

Committees: Audit; Nominating and Corporate Governance (Chair)

Other current public boards: Brighthouse Financial, Inc. (chair of their nominating and corporate governance committee and member of their compensation and investment committees); Dunkin Brands Group, Inc. (chair of their nominating and corporate governance committee and member of their audit committee)

Previous public directorships: Sunoco, Inc. (November 2011 to October 2012); TerraVia Holdings Inc. (March 2016 to January 2018)

PROFESSIONAL EXPERIENCE

Campbell Soup Co.

- President, Pepperidge Farm and Senior Vice President, Global Baking and Snacking (March 2012 to February 2015)
- Senior Vice President, Chief Strategy Officer (October 2010 to July 2012)
- President, North America Foodservice (August 2008 to October 2010)

Ms. Britt is a former Fortune 500 C-Suite executive, having spent 30 years working for companies such as Kimberly-Clark, Kraft Foods and Campbell Soup Co, in progressively higher leadership roles. She is also Chairperson of the Board of Amica Senior Lifestyles Inc., a privately-held health care company, and a member of the Advisory Board of Peloton Capital Management, a small/mid-cap private capital fund. Ms. Britt is a National Association of Corporate Directors Board Leadership Fellow.

DIRECTOR SKILLS AND QUALIFICATIONS



Deep knowledge of the consumer products industry with extensive executive experience and expertise in global strategy development, marketing services and consumer insights, as well as extensive experience serving on the boards of directors of other public companies



SUE GOVE `Independent`

President, Excelsior Advisors, LLC

Age: 61 | **Director since:** 2017

Committees: Audit (Chair), Nominating and Corporate Governance

Other current public boards: Bed, Bath & Beyond Inc. (member of their nominating and corporate governance committee); Conn's, Inc. (member of their audit committee and credit risk committee); IAA, Inc. (chair of their audit committee and member of their risk committee)

Previous public directorships: Zale Corporation (September 2004 to March 2006); AutoZone Inc. (July 2005 to December 2017); Logitech International SA (September 2015 to September 2018); Iconix Brand Group (October 2014 to May 2019)

PROFESSIONAL EXPERIENCE

Excelsior Advisors, LLC, a retail consulting and advisory firm
- President (August 2014 to present)

Alvarez & Marsal, a corporate consulting firm
- Senior Advisor (March 2017 to March 2019)

Golfsmith International Holdings, Inc.
- President and Chief Executive Officer (October 2012 to April 2014)
- President (February 2012 to April 2014)
- Chief Operating Officer (September 2008 to October 2012)
- Chief Financial Officer (March 2009 to July 2012)
- Executive Vice President (September 2008 to February 2012)

Prior to Golfsmith, Ms. Gove spent 25 years at Zale Corporation where she served in senior financial, operating and strategic roles, culminating in the EVP and Chief Operating Officer role. Ms. Gove is a National Association of Corporate Directors Board Leadership Fellow.

DIRECTOR SKILLS AND QUALIFICATIONS



Significant executive experience with retail, marketing, merchandising and operations, as well as senior leadership, strategic and financial experience; also, has extensive experience serving on the boards of directors of other public companies



ANDREW VOLLERO **Independent**

Chief Financial Officer, Allied Universal

Age: 54 | **Director since:** 2019 **Other current public boards:** None
Committees: Audit **Previous public directorships:** None

PROFESSIONAL EXPERIENCE

Allied Universal, a leading security and facility services company
- Chief Financial Officer (October 2018 to present)

Snap, Inc.
- Chief Financial Officer and Chief Accounting Officer (August 2015 to May 2018)

Mattel, Inc.
- Senior Vice President – Corporate Strategy, Development & Investor Relations (September 2005 to August 2015)
- Division Chief Financial Officer – Senior Vice President Finance and Strategy (September 2000 to September 2005)

Prior thereto, Mr. Vollero held a wide array of leadership roles at PepsiCo/Yum Brands spanning strategic planning, financial planning and analysis, accounting, marketing and general management.

DIRECTOR SKILLS AND QUALIFICATIONS



Extensive finance leadership and general management experience and skills in strategic planning, corporate turnarounds, mergers and acquisitions, capital allocation, investor relations, financial planning and analysis, accounting and marketing in the technology and consumer products industries

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.**

THE BOARD'S ROLE AND RESPONSIBILITIES

Corporate governance is typically defined as the system that allocates duties and authority among a company's shareholders, the Board of Directors, and management. The shareholders elect the Board and vote on extraordinary matters. The Board has the ultimate decision-making authority for the Company, except with respect to those matters specifically reserved to the shareholders and management, who handle the day-to-day operations of the Company. The Board has responsibility for overseeing the Company's long-term strategic plans, for establishing broad corporate policies, for hiring, managing and evaluating executive management, particularly the CEO, and for our overall performance and direction, but is not directly involved in our day-to-day operations.

In exercising its authority, the Board recognizes that the long-term interests of our shareholders are best advanced by appropriate consideration of other stakeholders and interested parties including employees and their families, customers, suppliers, communities and society as a whole. To assist the Board in fulfilling its responsibilities, the Board has adopted Corporate Governance Guidelines. The Guidelines are available at www.tailoredbrands.com under "Investor Relations – Corporate Governance – Governance Documents". The Board, with the assistance of the Nominating and Corporate Governance Committee, periodically reviews the Guidelines to ensure they comply with all applicable requirements of the NYSE rules and, in 2019, adopted substantial updates to the Guidelines to reflect current best practices.

Our Board currently consists of six directors, including five independent directors and one non-independent director. If all of the nominees for election are elected at the Annual Meeting, the Board will be comprised of five directors, including four independent directors and one non-independent director.

BOARD'S ROLE IN STRATEGIC OVERSIGHT

The Board is actively engaged in the oversight of the Company's strategic planning. While the Board actively participates in the discussion of strategies, key initiatives and capital allocation for the Company and our brands throughout the year, one Board meeting per year, typically in September, is focused on the Company's strategic planning and direction. At this meeting, the Board reviews the Company's corporate strategy as presented by management and provides input and oversight on short-term strategic goals and helps set the long-term strategic direction of the Company. In addition to this annual review, the Board receives detailed presentations throughout the year on critical aspects of the implementation of these initiatives so that it can continually monitor progress and adjust the strategy as conditions dictate. These periodic presentations include a review of performance, progress on initiatives, and reports from specific departments such as finance, store operations, data and analytics, merchandising, marketing, information technology, supply chain, human resources and legal.

In addition to strategy, the Board continues to be focused on and committed to oversight of management and business performance, talent management, culture, technology needs, privacy concerns, risk management, compliance, sustainability and corporate responsibility.

BOARD'S ROLE IN RISK OVERSIGHT

The Board and its Committees play an important role in overseeing management's identification, assessment, and mitigation of risks that are material to us.

The Board has ultimate oversight responsibility for our enterprise risk and regularly reviews the Company's significant risk exposures. The Audit Committee, Compensation and Organizational Development Committee, and Nominating and Corporate Governance Committee have been delegated significant responsibilities and oversight functions with respect to assisting the Board in its oversight of risk and the Company's risk management programs as described further below. The Board receives periodic reports from committee chairs on risk-related matters relevant to each committee's responsibilities.

The **Audit Committee** assists the Board in fulfilling its oversight responsibility relating to the performance of our system of internal controls, legal and regulatory compliance, our audit, accounting and financial reporting processes, conflicts of interest and the evaluation of enterprise risk exposures, including risk of fraud, technology, information security, privacy and data protection. Our General Counsel also periodically reviews with the Audit Committee legal matters, if any, that may have a material adverse impact on our financial statements. The Audit Committee, and the full Board when appropriate, receives regular updates from the Chief Technology Officer on IT security, internal and external security reviews, data protection, risk assessments, breach preparedness and response plans in overseeing our cybersecurity risk management program.

The **Compensation and Organizational Development Committee** is responsible for overseeing the management of risks relating to our organizational design and compensation programs. In connection with its oversight responsibility, the Compensation and Organizational Development Committee periodically reviews and evaluates our compensation programs to determine if there are any pay practices that may create, and any factors that may reduce the likelihood of, excessive risk-taking by our employees to determine whether our compensation programs present a material risk to us. Based on its most current review and evaluation, the Compensation and Organizational Development Committee has concluded that our compensation programs for our employees (including our executive officers) do not create risks that are reasonably likely to have a material adverse effect on us.

The **Nominating and Corporate Governance Committee** oversees risks associated with corporate governance, business conduct, ethics, director nominations and succession planning and the Company's environmental, social and governance efforts and reporting.

Management is responsible for enterprise risk assessment and the day-to-day management of strategic, reputational, financial, legal, and operational risks. Management continuously identifies and monitors potential risks which could impact the Company's ability to achieve its objectives and execute its strategies, develops and reviews risk response plans, and takes steps to control risk where appropriate.

RISK OVERSIGHT DURING THE COVID-19 PANDEMIC

The full Board has assumed the responsibility for overseeing management's risk mitigation efforts during the COVID-19 pandemic. Since mid-March, the Board, management, and the Company's external advisors have been meeting frequently, as often as twice a week, to assess the rapidly evolving situation and work with management and the Company's advisors to develop risk mitigation strategies and business contingency plans to position the Company to emerge from the pandemic.

BOARD'S ROLE IN MANAGEMENT'S SUCCESSION PLANNING/ ORGANIZATIONAL HEALTH

Succession planning is an important area of responsibility for our Board. The Compensation and Organizational Development Committee assists the Board with CEO and senior management talent development and succession planning processes. In order to identify potential successors for executive positions, the Board, with the help of senior management, regularly engages with our CEO about the "bench strength" behind senior leaders of the Company and current development needs.

STATEMENT ON SUSTAINABILITY

Stakeholders are increasingly expecting companies to be purpose driven and contributors to more than just a bottom line. Employees want to work for companies that stand for something they believe in, inspire them, and provide opportunities for meaningful contributions at all levels. Customers want brands that stand for something more than their products. Shareholders have made it clear that their expectations around ESG matters are at an all-time high. Communities are looking for partners to work with and support them.

Tailored Brands recognizes that our business operations rely heavily on people and impact the communities around us and our planet. We are committed to social responsibility and environmental stewardship throughout the Company and endeavor to:

- Provide a safe and inclusive workspace where everyone is treated with dignity, understanding and respect,
- Nurture and support the communities in which we operate, and
- Be good citizens of our planet by working to reduce our carbon footprint, minimizing our impact by increasing our reuse and recycling efforts, and encouraging conservation and sustainability among our associates, our suppliers, and the community at large.

BOARD'S ROLE IN ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

The Board is actively engaged in the oversight of the Company's strategy and has ultimate oversight for our risk management programs, including ESG issues. In exercising its authority, the Board recognizes that the long-term interests of our shareholders are best advanced when considering other stakeholders and interested parties, including employees, customers, business partners and the communities in which we operate. The Nominating and Corporate Governance Committee oversees our ESG efforts and reporting, and the Board receives updates regarding ESG matters throughout the year.

Inspired by engagement with shareholders, the Company issued its second annual Sustainability report in fiscal 2018 and recently added a Responsibility section to its website at www.tailoredbrands.com. Based on the results of a robust sustainability materiality assessment, the Company determined that ongoing sustainability efforts should be focused on three core concepts as set forth below.

SUSTAINABILITY HIGHLIGHTS



OUR COMPANY (WE)

What we are doing to provide good jobs and improve factory working conditions.

- We are committed to being a diverse and inclusive organization that provides a **safe, inclusive workplace** where everyone in our diverse employee family is treated with dignity, understanding and respect.
- Both our **Board and Company leadership include significant diversity**, with 83% of our Board members being diverse, including three women, and women comprising approximately one-third and ethnic minorities comprising approximately half of our overall leadership team.
- In each of the past two years, we have been recognized as a "recommended" place to shop by the **Human Rights Campaign's annual Corporate Equality Index (CEI)**, achieving a 95 out of 100 rating.
- We are committed to promoting employee growth through **extensive and ongoing training and recognition programs** for all our employees.
- Each year we conduct an **employee engagement survey** to measure and improve employee engagement and satisfaction. Action plans are created and implemented by leadership based on the results of the survey, and overall results are shared with all employees.
- We have a comprehensive **Supplier Code of Conduct** that prohibits forced labor and child labor and requires freedom of association.
- We conduct annual **Social and Labor audits** of all of our manufacturing facilities and our largest mills.



OUR COMMUNITY (US)

What we are doing that benefits the communities we serve.

- In 2019, we held our **National Suit Drive** and **Canadian Suit Drive** to benefit unemployed Americans and Canadians in need of appropriate interview attire as they seek to regain employment. We distributed approximately 357,000 clothing items to more than 150 local non-profit agencies.
- In 2019, Men's Wearhouse became the first formal clothing sponsor for the **Congressional Medal of Honor Society**, supporting our goal of serving those who serve.
- AWEARNESS Kenneth Cole (a collaboration between Men's Wearhouse, Moores and Kenneth Cole) has generated more than $3 million in donations since its inception in 2015 enabling us to support our U.S. and Canadian non-profit partners **assisting military veterans**: Hire Heroes USA® and True Patriot Love Foundation.
- In 2019, Jos. A. Bank and K&G each gave $50,000 to the National Breast Cancer Foundation, Inc. **supporting breast cancer research**.
- Through our environmentally sustainable **merchandise donation program**, in 2019, together with Delivering Good we shipped excess merchandise to a network of more than 700 non-profit organizations serving those returning to the workforce and affected by poverty and disaster.
- As a member of Points of Light's Corporate Service Council—comprised of 75+ members from other large organizations across various industries—we will leverage their resources to **guide our employees to drive even more community impact** and achieve business and social outcomes.
- Our employees support each other through their voluntary contributions to the **Willie Lopez Emergency Assistance Fund**, a 501(c)(3) non-profit organization dedicated to empowering our coworkers experiencing unforeseen and catastrophic situations. In 2019, the Fund provided nearly $550,000 in assistance to 183 employees and passed the $9 million mark for grants issued since its inception in 1997.



OUR PLANET (ALL OF US)

What we are doing to improve our environmental stewardship.

- Our corporate office in Houston, TX is a **LEED certified** building.
- New and remodeled stores use the most efficient lighting products to **reduce energy usage** by about 50% per light fixture.
- Our New Bedford, Massachusetts, manufacturing facility has a 1.3 mega-watt **solar rooftop system** that allows the facility to be self-sufficient, producing its own energy, reducing CO_2 emissions and energy costs.
- We strive to **reduce, re-use and recycle** in all our stores, distribution centers, hubs and offices. Our robust recycling and composting programs divert tons of waste and compostable materials from landfills annually. In addition, in 2019, we launched a new test program using our trucks to haul recyclable materials from our stores to our distribution centers for bundling and recycling.
- We are **reducing the use of fossil fuels by our fleet of vehicles** through the use of route design and optimization, airflow streamlining technologies, such as nose cones, and discouraging idling.
- We are actively looking for ways to **utilize more sustainable elements in our products**, including the launch of the new Made to Matter™ product line at Jos. A. Bank.
- We use **Green Earth® for dry cleaning our tuxedo rental garments** for Men's Wearhouse, Jos. A. Bank and Moores, instead of a petroleum based dry cleaning solvent.
- We provide **charging stations** for electric vehicles at our Fremont and Houston campuses.
- We are working to **reduce our reliance on paper for operations**. We have eliminated use of paper in the picking process in our retail and ecommerce distribution centers and our delivery hubs are implementing new scanning and tracking technologies to eliminate the use of paper logs and manifests.

The Board remains committed to social responsibility and environmental stewardship. We are honored to be named to Newsweek's Inaugural 2020 list of America's Most Responsible Companies. You can learn more about our ESG efforts and access our latest Sustainability Report at www.tailoredbrands.com under "Investors – Responsibility".

HOW OUR BELIEFS AND PRACTICES ALIGN WITH INVESTOR STEWARDSHIP GROUP'S (ISG) CORPORATE GOVERNANCE PRINCIPLES

Our Board has long maintained Corporate Governance Guidelines as a framework for its governing principles. The Guidelines are intended to assist the Board in fulfilling its responsibilities to our shareholders and are subject to change as the Board deems necessary or advisable in order to achieve its objectives. The Guidelines, which are available on our website, www.tailoredbrands.com, along with our other corporate governance practices, compare favorably under the Investor Stewardship Group's (ISG) Corporate Governance Framework for U.S. Listed Companies, as outlined in the table below, and support the creation of long-term value for our shareholders.

ISG Principles	Tailored Brands Beliefs and Practices
Principle 1 Boards are accountable to shareholders.	• All directors stand for election annually • Nominees deliver a written, irrevocable resignation letter to the Company's Corporate Secretary to be considered by the Board in the event that a nominee receives less than a majority of the votes cast in an uncontested election of directors and effective thereafter only if the Board votes to accept the resignation by at least a majority vote of all directors • Proxy access with market terms (3% for three years, up to 20% of the Board) • Annual letter from the Board in the proxy statement that describes the Board's activities over the past year
Principle 2 Shareholders should be entitled to voting rights in proportion to their economic interest.	• No dual-class share structure • Each shareholder is entitled to one vote per share
Principle 3 Boards should be responsive to shareholders and be proactive in order to understand their perspectives.	• Our Chairman of the Board and management met with investors representing at least 34% of the shares outstanding in 2019 • Engagement topics focused on our transformation strategy in the face of significant macro challenges, how the Board provides oversight in key areas such as strategy, risk management, ESG and executive compensation, and how the composition of the Board in terms of skill set and diversity supports its governance responsibilities • On a quarterly basis we invite our top institutional investors to discuss our operating results with senior management • For a discussion of actions we have taken in response to shareholder feedback, see "– Shareholder Engagement"
Principle 4 Boards should have a strong, independent leadership structure.	• Independent Board chair, separate from CEO • Strong, independent committee chairs • Independent directors meet in executive session regularly • Board considers appropriateness of its leadership structure at least annually
Principle 5 Boards should adopt structures and practices that enhance their effectiveness.	• 80% of director nominees are independent, including our Chairman of the Board • 80% of our director nominees are women or ethnic minorities, and each of our Board leadership roles are held by diverse directors • All Board committees are independent • Annual Board and committee self-evaluations • Active Board refreshment, with three new directors added in the past three years and an average Board tenure of 3 years • Limits on outside boards, with no director permitted to serve on more than four public company boards (including the Company's) • No director may stand for re-election if he or she would be age 75 or older at the time of election • Director nominees attended 100% of combined total Board and applicable committee meetings in 2019, and all directors attended the 2019 annual meeting
Principle 6 Boards should develop management incentive structures that are aligned with the long-term strategy of the company.	• Compensation and Organizational Development Committee reviews and approves incentive program design, goals and objectives for alignment with compensation and business strategies • Our executive compensation program is premised on a pay for performance philosophy and intentionally places a significant percentage of compensation at risk • The incentive pay elements are designed to reward executives for delivery of sustained, profitable financial performance and outstanding leadership that reflects our values and culture and furthers short- and long-term strategic objectives • Our executive compensation program received 88.7% shareholder support in 2019

SHAREHOLDER ENGAGEMENT

The Board believes that it is important to foster long-term relationships with shareholders and understand shareholder perspectives on the Company. We value an open dialogue with our shareholders, and we believe that regular communication is a critical part of enabling our long-term success. To that end, we continue our outreach to and dialogue with our key institutional investors on a range of issues, including financial performance, executive compensation, sustainability and corporate governance matters, and we closely monitor policy statements and areas of focus for these investors. We also review feedback about our business from individual investors.

In 2019, we engaged directly with our top five holders, representing 34% of the shares outstanding, via telephonic or in-person meetings. Generally, the discussions focused on our transformation strategy in the face of significant macro challenges, how the Board provides oversight in key areas such as strategy, risk management, ESG and executive compensation, and how the composition of the Board in terms of skill set and diversity supports its governance responsibilities.

In addition, on a quarterly basis we invite our top institutional investors to discuss our operating results with senior management. Any concerns raised during these discussions are reported to the Board and discussed with management.

We are also responsive to shareholder feedback. In recent years, we have taken a number of actions to strengthen our governance and sustainability programs and enhance the disclosure of our practices. For example, the Board voluntarily adopted proxy access and, based on shareholder feedback, the Company conducted a sustainability materiality assessment and issued its inaugural sustainability report in 2017. In addition, the Board amended our bylaws to require nominees for director to submit an irrevocable resignation letter which will be considered by the Board in the event a director does not receive a majority of the votes cast in an uncontested election of directors. Instances such as these evidence our continued commitment to remain responsive on a variety of issues of importance to our shareholders.

We remain committed to be responsive to shareholder concerns and welcome future engagement with our shareholders.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board believes that it is important for shareholders and other interested parties to have a process by which they can communicate with the Board. The Board receives reports from the general counsel on correspondence received from shareholders that, in his opinion, involves functions of the Board or its committees or that he otherwise determines merits Board attention. The Audit Committee has established procedures for the receipt, retention and treatment of any complaints about accounting, internal control, or auditing matters. In addition, any shareholder or other interested party wishing to send written communications to any one or more members of the Board or its Committees, the Chairman of the Board or the non-management directors of the Board as a group may do so by sending communications to them in care of the Corporate Secretary by mail or electronic correspondence:

 6100 Stevenson Blvd., Fremont, California 94538, attention: Corporate Secretary

 CorporateSecretary@tailoredbrands.com

All such communications will be reviewed by the Company and forwarded to Board members as appropriate.

BOARD STRUCTURE

BOARD LEADERSHIP STRUCTURE

The Board believes that it is beneficial to the Company and increases the effectiveness of the Board to have an independent director integrally involved in establishing and leading the Board agenda and interacting with management on a regular basis. We believe that the bifurcation of the chairman and chief executive officer roles leads to more prudent risk management practices and brings a level of oversight to management activities that may not otherwise exist if the chairman and chief executive officer was a single individual. The Board periodically reviews our leadership structure and retains the authority to modify the structure, as and when appropriate, to address our then current circumstances. The Board has appointed Mr. Killion to serve as non-executive Chairman of the Board and, in his capacity as Chairman, Mr. Killion serves as liaison between Mr. Lathi and the independent directors; consults regularly with Mr. Lathi and other members of management regarding items raised in executive sessions; has primary responsibility with Mr. Lathi for preparing the agenda for Board meetings; presides at all Board meetings; and chairs the executive sessions of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established three standing committees: Audit, Compensation and Organizational Development, and Nominating and Corporate Governance. The committee(s) on which each director serves and additional information about each committee is set forth below:

AUDIT COMMITTEE



Chair: Sue Gove

Members:
(all independent)
- Irene Chang Britt
- Andrew Vollero

Meetings during the fiscal year ended February 1, 2020: Ten

Report: page 38

Chair's Committee Expertise:

- Extensive financial oversight experience including key leadership positions with a variety of publicly-held retail companies
- Experienced leader and member of the audit committees for other publicly-held companies
- National Association of Corporate Directors Board Leadership Fellow

Key Committee Qualifications and Experience:

 Finance and Audit
 **3**/3

 Risk Management
 **3**/3

The Audit Committee operates under a written charter adopted by the Board which reflects Securities Exchange Commission ("SEC") and NYSE rules relating to audit committees. The Board affirmatively determined that all members of the Audit Committee are "independent" in accordance with the NYSE Listing Standards and Rule 10A-3(b)(1) of the Exchange Act. In addition, the Board has determined that each of the members of the Audit Committee is "financially literate" and that each is an "audit committee financial expert," as that term is defined in the rules promulgated by the SEC pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee assists the Board in its oversight of: the integrity of the Company's financial statements; the Company's compliance with applicable legal and regulatory requirements; the Company's independent registered public accounting firm and their qualifications and independence; and the performance of the Company's internal audit function and independent registered public accounting firm. The Audit Committee's responsibilities to the Board are detailed in the Audit Committee Charter, which can be found on the Company's website.

COMPENSATION AND ORGANIZATIONAL DEVELOPMENT COMMITTEE



Chair: Theo Killion

Members:
(all independent)
- Grace Nichols

Meetings during the fiscal year ended February 1, 2020: Six

Report: page 44

Chair's Committee Expertise:

- Extensive background in operations and human resources, as well as executive management experience as a former Chief Executive Officer, bringing fresh perspective on leadership development
- Significant experience serving on the boards of publicly-held companies, including serving on compensation and other board committees

Key Committee Qualifications and Experience:

 Strategy  **2/2**

 HR/Org Development  **1/2**

The Compensation and Organizational Development Committee operates under a written charter adopted by the Board which reflects SEC and NYSE rules relating to compensation committees. The Board affirmatively determined that each member of the Compensation and Organizational Development Committee is "independent" in accordance with the NYSE Listing Standards and is a "non-employee director", as defined in Section 16 of the Exchange Act. The Compensation and Organizational Development Committee assists the Board in its oversight responsibilities related to: the Company's organizational design, talent management and compensation strategies, objectives, and programs; reviews and recommends to the Board for approval the principal elements of Board compensation; and reviews and approves compensation and benefit programs and pay levels for the Company's CEO and for all officers at the Senior Vice President level and above. The Compensation and Organizational Development Committee's responsibilities to the Board of Directors are detailed in the Compensation and Organizational Development Committee Charter which can be found on the Company's website.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



Chair: Irene Chang Britt

Members:
(all independent)
- Theo Killion
- Sue Gove
- Grace Nichols

Meetings during the fiscal year ended February 1, 2020: Five

Chair's Committee Expertise:

- Substantial experience serving on the boards of publicly-held companies, currently chairing two other nominating and corporate governance committees
- National Association of Corporate Directors (NACD) Board Leadership Fellow and recognized by the NACD as one of the nation's most influential boardroom leaders in 2017

Key Committee Qualifications and Experience:

 Corporate Governance  **3/4**

 CSR/Sustainability  **1/4**

The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board which reflects SEC and NYSE rules relating to nominating committees. The Board affirmatively determined that all members of the Nominating and Corporate Governance Committee are "independent" in accordance with the NYSE Listing Standards. The Nominating and Corporate Governance Committee is responsible for: reviewing and recommending corporate governance policies and principles for the Company; reviewing the composition of the Board; identifying and recommending qualified director candidates to the Board consistent with criteria approved by the Board; nominating directors for Board seats and committee membership; overseeing Board and Board Committee evaluations; and overseeing the Company's environmental, social and governance efforts and reporting. The Nominating and Corporate Governance Committee's responsibilities to the Board are detailed in the Nominating and Corporate Governance Committee Charter which can be found on the Company's website.

MANAGEMENT PARTICIPATION IN BOARD AND COMMITTEE MEETINGS

Key members of management regularly attend and participate in Board meetings, presenting on key topics for the Board. Regular attendees include the President and Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Customer Officer, Chief Technology Officer and Executive Vice President – Strategy and Analytics. Other senior officers attend as meeting topics warrant. In addition, senior leadership participates in committee meetings as follows:

Audit Committee	President and Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Chief Technology Officer, General Counsel and Vice President of Internal Audit all actively participate in meetings. Other officers, including the Chief Information Security Officer, are present when appropriate.
Compensation and Organizational Development Committee	President and Chief Executive Officer, Chief Human Resources Officer and General Counsel regularly participate in meetings.
Nominating and Corporate Governance Committee	President and Chief Executive Officer and the General Counsel regularly participate in meetings.

EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS

The Board and its committees have regular executive sessions where non-management directors meet without management participation. The Chairman of the Board is the presiding director for each executive session of the Board and the chair of each committee is the presiding director for each executive session of that committee. The Audit Committee holds regular executive sessions with representatives of the independent registered public accountant, the Chief Financial Officer and the Vice President of Internal Audit. The Compensation and Organizational Development Committee regularly meets in executive sessions that include just the independent compensation consultant. The Nominating and Corporate Governance Committee regularly meets in executive session without management present and may from time to time hold executive sessions with representatives from governance or other consultants when necessary.

ATTENDANCE

During the fiscal year ended February 1, 2020, the Board held nine meetings. Each director attended at least 75% of the meetings of the Board and each committee of which the director was a member. Average attendance of the incumbent directors standing for election at the 2020 Annual Meeting of Shareholders as a group was 100%.

Our Board holds a regular meeting in conjunction with the Annual Meeting of Shareholders. Therefore, the directors are encouraged to and generally attend our Annual Meeting of Shareholders. All directors who stood for election at our 2019 Annual Meeting of Shareholders attended the annual meeting.

BOARD PROCESSES

BOARD AND COMMITTEE EVALUATION PROCESS

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness. The Nominating and Corporate Governance Committee is responsible for the annual self-evaluation process, which is generally overseen by the Company's General Counsel. Evaluations are designed to assess if the Board and its committees are functioning effectively and identify opportunities for improvement. Our process involves each director participating in an annual evaluation of the Board, the committees on which he or she serves and the committee chairs individually and seeks feedback in many areas, including structure, culture, board processes and meetings generally. Once the evaluation process is complete, the results are synthesized, anonymized and reported to the Board and Committee Chairs by the Company's General Counsel. Such results are discussed by the full Board and each committee, as applicable, and changes in practices or procedures are considered and implemented as appropriate.

As part of the review process, the Chairman of the Board also speaks with directors individually to discuss issues in greater depth and obtain more targeted feedback and suggestions. This evaluation process generates robust comments and discussion at all levels of the Board, including with respect to Board refreshment and succession planning.

In 2018, the Nominating and Corporate Governance Committee augmented the annual review process through the engagement of a third-party consultant experienced in corporate governance matters to provide further strategic insight into the Board's effectiveness. Directors and senior management were interviewed by the independent third party and gave specific feedback on individual directors, committees and the Board in general. The independent third party synthesized the results and comments received during such interviews. At subsequent meetings, the consultants presented the findings to the Nominating and Corporate Governance Committee and the Board, which were then discussed in depth at subsequent meetings of both the Nominating and Corporate Governance Committee and the Board. The Nominating and Corporate Governance Committee intends to utilize third-party consultants periodically to augment the evaluation process.

In addition, to continually measure effectiveness of the Board and its committees, the independent directors regularly perform an evaluation during the executive sessions at the end of Board meetings to ensure that meeting objectives were satisfied, all agenda items sufficiently considered and information presented was sufficient, complete, understandable and organized, and any issues that need additional follow up are identified.

The Nominating and Corporate Governance Committee will also monitor director performance throughout the year, provide assistance and counseling in connection with such performance and, if necessary, suggest changes to the Board based upon director performance.

As a result of director evaluations and feedback, in the past several years enhancements have been made to the Board agenda and materials provided to the directors both for and between Board meeting, efficiency of meetings has improved, additional interactions with senior management have been added to support directors on key business and strategic matters, and additional skills have been identified that would be additive to the overall Board and Committee composition.

DIRECTOR EDUCATION

New directors receive an orientation upon joining the Board, including the opportunity to meet with members of management, which is designed to familiarize new directors with the Company's purpose, business, operations, strategic direction, competitive environment, financial matters, risk management, corporate governance practices and other key policies and practices.

In 2017, the Company became a Full Board Member of the National Association of Corporate Directors ("NACD"). Joining NACD underscores our commitment to the highest standards of corporate governance and exemplary board leadership and provides our directors with the opportunity to gain proprietary insights about current and emerging governance issues and to participate in NACD's world-class director education programs. Representatives of the Board frequently attend the NACD's Cyber Summit and Global Board Leaders' Summit, as well as local chapter presentations. In addition, Ms. Britt and Ms. Gove are NACD Fellows and, in 2017, Ms. Britt was named to the NACD Directorship 100, recognizing her as one of the nation's most influential boardroom leaders.

The Board believes in the importance of continuing director education to enhance the performance of the Board and its committees. Directors are expected to periodically attend accredited continuing education programs, including through the Company's membership with NACD, to further each director's understanding of the responsibilities of directors of publicly-traded companies, emerging issues, best practices and individual areas of expertise. In addition, directors receive ongoing internal education from management and the Company's advisors on matters relevant to the Company's business, industry trends and developments, corporate governance and other appropriate subjects to assist the directors in discharging their duties.

TRANSACTIONS WITH RELATED PERSONS

During the fiscal year ended February 1, 2020, there were no transactions with related persons, as described in Item 404(a) of Regulation S-K.

POLICY AND PROCEDURES FOR APPROVAL OF RELATED PERSON TRANSACTIONS

The Board's Audit Committee formally adopted a written policy with respect to related person transactions to document procedures pursuant to which such transactions are reviewed, approved or ratified. The policy applies to any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) we or any of our subsidiaries are a participant, (ii) any related person has a direct or material indirect interest and (iii) the amount involved exceeds $120,000. The Audit Committee is responsible for reviewing, approving and ratifying any related person transaction. The Audit Committee intends to approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2019, none of our executive officers served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Compensation and Organizational Development Committee, (ii) a director of another entity, one of whose executive officers served on the Compensation and Organizational Development Committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of the Company.

During fiscal 2019, no member of the Compensation and Organizational Development Committee was an officer or employee of the Company or any of our subsidiaries, or was formerly an officer of the Company or any of our subsidiaries, or had any relationships requiring disclosure by us under Item 404 of Regulation S-K or the NYSE Listing Standards.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON THE COMPANY'S WEB SITE

You can learn more about our corporate governance by visiting www.tailoredbrands.com where you will find the following documents under "Investors – Corporate Governance – Governance Documents":

- Bylaws
- Corporate Governance Guidelines
- Code of Ethics and Business Conduct
- Audit Committee Charter
- Compensation and Organizational Development Committee Charter
- Nominating and Corporate Governance Committee Charter
- Director and Senior Executive Officer Stock Ownership Guidelines
- Insider Trading Policy
- Complaint Procedures for Accounting Matters
- Regulation Fair Disclosure Policy
- Policy Regarding the Hiring of Employees or Former Employees of the Independent Auditor
- Anti-Corruption Compliance Policy
- Policy and Procedures with Respect to Related Person Transactions

In addition, you can learn more about our ESG efforts and access our latest Sustainability Report, Supplier Code of Conduct, Conflict Minerals Policy and other information at www.tailoredbrands.com under "Investors – Responsibility".

The Company's shareholders may obtain printed copies of these documents by writing to Tailored Brands, Inc., Corporate Secretary, 6100 Stevenson Blvd., Fremont, CA 94538 or via email at CorporateSecretary@tailoredbrands.com.

DIRECTOR COMPENSATION

PROCEDURES AND PROCESSES FOR DETERMINING DIRECTOR COMPENSATION

As set forth in the Guidelines, the Compensation and Organizational Development Committee reviews the form and amount of director compensation, including cash, equity-based awards, and other director compensation, and makes recommendations to the full Board for approval. The Guidelines further provide that, in determining director compensation, the following should be considered:

1 fair and competitive compensation for the time commitment to appropriately discharge the work required for a company of similar size and scope	At least annually, the Compensation and Organizational Development Committee **reviews director compensation with its independent compensation consultants** and from time to time makes recommendations to the full Board for approval of any changes to director compensation.
2 alignment of the director's interest with the long-term interests of the Company	
3 a transparent and readily understandable compensation program	

DIRECTOR COMPENSATION

Beginning with the 2018-2019 service year (typically, June to June), the Board elected to change the structure by which their compensation is delivered such that 60% of the overall retainer is delivered in equity compensation and 40% is delivered in cash compensation. The change reflects the Board's belief that the majority of a director's compensation should be in the form of equity to align director compensation to shareholder interests and Company performance. As a result, our non-employee director compensation is as follows:

Pay Component	Director Compensation
Annual Cash Retainer	• $100,000
Annual Equity Retainer	• Restricted stock or deferred stock units ("DSUs") equal to $150,000 divided by the closing price of our common stock as reported on the NYSE on the date of grant, which is the date of our annual meeting of shareholders[1], that vest on the first anniversary of the date of grant
Chairman of the Board Retainer	• $125,000
Committee Chair Retainers	• Audit Committee: $25,000[2]
	• Compensation and Organizational Development Committee: $20,000
	• Nominating and Corporate Governance Committee: $15,000

[1] If a director is appointed prior to the annual meeting, the appointed director receives a grant of 2,500 DSUs. All such awards are subject to the terms of the Tailored Brands, Inc. 2016 Long-Term Incentive Plan (the "2016 LTIP"). The restrictions on awards lapse one year after the date of grant or, if earlier, upon the occurrence of a change in control of the Company.

[2] Members of the Audit Committee who do not serve as Chairman of the Board or chair another committee receive an additional cash retainer of $15,000 and any members of the Audit Committee who are also the Chairman of the Board or a chair of another committee receive an additional annual cash retainer of $10,000.

Mr. Lathi, our President and CEO, does not receive any additional compensation for his service as a director.

The total standard annual Board fees for our directors ($250,000) has not changed since 2014 when it was established following the acquisition of Jos. A. Bank.

COMPENSATION CHANGES RELATED TO COVID-19

As a result of our extended store closures related to COVID-19, the Board of Directors agreed to a 50% reduction in all cash retainer fees effective March 29, 2020 until further notice.

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to each non-employee director during the fiscal year ended February 1, 2020:

Name	Fees Earned or Paid in Cash ($)	Stock/Units Awards ($)[1][2]	All Other Compensation ($)[3]	Total ($)
Theo Killion[4]	231,209	150,000	—	381,209
David H. Edwab[5]	100,000	150,000	7,259	257,259
Irene Chang Britt	125,000	150,000	—	275,000
Rinaldo S. Brutoco[6]	43,915	—	—	43,915
Sue Gove	125,000	150,000	—	275,000
Grace Nichols	100,000	150,000	—	250,000
Sheldon I. Stein[7]	100,000	150,000	—	250,000
Andrew Vollero[8]	24,959	10,300	—	35,259

[1] Represents aggregate grant date fair value of awards computed in accordance with FASB ASC topic 718. For additional information see Note 15 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

[2] The aggregate number of DSUs held by each non-employee director as of February 1, 2020 was as follows:

Name	Aggregate Unvested Unit Awards Outstanding as of February 1, 2020
Theo Killion	27,027
David H. Edwab	27,027
Irene Chang Britt	27,027
Rinaldo S. Brutoco	—
Sue Gove	27,027
Grace Nichols	27,027
Sheldon I. Stein	27,027
Andrew Vollero	2,500

[3] Represents amount paid by the Company in fiscal 2019 with respect to the non-participant portion of the insurance premiums for Mr. Edwab as a result of his participation in our group medical plan. In accordance with the terms of his employment agreement and in connection with his retirement, we agreed, among other things, to provide continuing medical insurance benefits until Mr. Edwab and his spouse became eligible for coverage under Medicare. Both Mr. Edwab and his spouse became eligible for Medicare in late 2019; therefore, the Company's obligation to provide continuing medical insurance benefits for Mr. Edwab ceased on September 30, 2019 and for Mr. Edwab's spouse on October 31, 2019.

[4] Represents amounts paid to Mr. Killion as Chairman of the Board beginning on March 27, 2019 and as a member of the Audit Committee from June 21, 2019 through November 15, 2019 as well as his annual cash retainer and retainer as Chair of the Compensation and Organizational Development Committee.

[5] Mr. Edwab resigned from the Board as of April 5, 2020.

[6] Mr. Brutoco completed service with the Board as of the Company's 2019 Annual Meeting of Shareholders on June 21, 2019 and he did not stand for re-election.

[7] Mr. Stein resigned from the Board as of April 8, 2020.

[8] Mr. Vollero joined the Board on November 15, 2019.

AUDIT COMMITTEE MATTERS

PROPOSAL 2:
RATIFICATION OF DELOITTE & TOUCHE LLP
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WHAT AM I VOTING ON?

Shareholders are being asked to ratify the appointment of Deloitte & Touche LLP to serve as the Company's independent auditors for the fiscal year ending January 30, 2021.

VOTING RECOMMENDATION: FOR

Deloitte & Touche LLP is an independent registered public accounting firm with significant sector specific expertise, reasonable fees and appropriately limited ancillary services. The Audit Committee annually evaluates Deloitte & Touche LLP and determined that its retention continues to be in the best interests of the Company and its shareholders.

Deloitte & Touche LLP ("Deloitte") has served as our independent registered public accounting firm providing auditing, financial and tax services since at least fiscal 1991. The Audit Committee evaluates Deloitte's performance each year and determines whether to re-engage Deloitte or consider other audit firms. The Audit Committee has appointed Deloitte as our independent registered public accounting firm for the fiscal year ending January 30, 2021. In making this appointment, the Audit Committee carefully considered, among other things:

- its independence, objectivity and professional skepticism,
- industry and sector specific experience,
- the quality and efficiency of the services provided by Deloitte,
- its resources, capabilities, technical expertise, including sharing industry insights, trends and latest practices,
- the quality and candor of Deloitte's communications,
- external data relating to audit quality and performance, including recent PCAOB reports on Deloitte and its peer firms,
- the appropriateness of fees charged for audit and non-audit services,
- knowledge of the Company's operations, personnel, culture, accounting policies and practices, and internal control over financial reporting,
- feedback from the Company's management and Audit Committee members regarding Deloitte's service and quality, and
- the length of time that Deloitte has served in this role, the benefits of longer tenure and the impact of changing auditors.

Based on this evaluation, the Audit Committee determined that it was in the best interest of the Company and its shareholders to continue the retention of Deloitte as our independent registered public accounting firm for fiscal 2020.

Representatives of Deloitte are expected to attend the Annual Meeting. They will be afforded an opportunity to make a statement if they desire to do so but are not expected to be available to respond to questions.

Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Board is submitting the selection of Deloitte as our independent registered public accounting firm to our shareholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

✔ **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2020.**

FEES

The Audit Committee oversees and is ultimately responsible for the negotiation of audit fees associated with the retention of Deloitte. Fees for professional services provided by Deloitte in each of the last two fiscal years in each of the following categories were:

	Fiscal Year	
	2019	**2018**
Audit Fees[1]	$2,651,000	$2,285,000
Audit Related Fees[2]	56,000	280,000
Tax Fees[3]	2,248,000	2,309,000
All Other Fees[4]	64,000	3,000
	$5,019,000	$4,877,000

[1] Audit fees consist of audit work performed in connection with the annual financial statements, the audit of our internal control over financial reporting, the statutory audits for our former UK-based entities and the reviews of unaudited quarterly financial statements as well as work generally only the independent registered public accounting firm can reasonably provide, such as consents, comfort letters, and review of documents filed with the SEC.

[2] Audit related services in 2019 related to work provided in connection with strategic projects, the audit of our marketing agreement with David's Bridal and the Company's response to a SEC comment letter and, in 2018, related to the audit of our marketing agreement with David's Bridal and the implementation of the new lease accounting standard.

[3] Tax fees include work performed for a variety of federal, state and international tax consulting projects, tax compliance services and tax reform. For fiscal years 2019 and 2018, approximately $0.5 million and $0.6 million, respectively, of these fees were related to tax compliance services.

[4] Other fees relate to accounting research tool fees and, in 2019, to assistance with a management-driven accounting process optimization project.

PRE-APPROVAL POLICY AND PROCEDURES

The Audit Committee has adopted a pre-approval policy and procedures for all audit and non-audit services. Generally, the Audit Committee requires pre-approval of any services our independent registered public accounting firm provides to us or any of our subsidiaries. In accordance with the policy, the Audit Committee reviewed and pre-approved the fees for services Deloitte rendered in 2019 and 2018, taking into consideration whether non-audit services were compatible with maintaining Deloitte's independence.

Although the Audit Committee pre-approves Deloitte's annual audit plan and non-audit services, the pre-approval procedures also include designating the Audit Committee Chair with pre-approval authority for matters not included in either the annual audit plan or non-audit services. Under this designation of authority, the Audit Committee Chair must report any pre-approval to the entire Committee at the next Committee meeting.

There were no services approved by the Audit Committee pursuant to the de minimis exception in paragraph (c)(7)(i) (C) of Rule 2-01 of Regulation S-X during fiscal years 2019 and 2018.

AUDIT COMMITTEE REPORT

As described in its charter, the purpose of the Audit Committee is to assist the Board in its oversight of:

- the integrity of the Company's financial statements,
- the Company's compliance with all applicable legal and regulatory requirements,
- the Company's independent registered public accounting firm and their qualifications and independence, and
- the performance of the Company's internal audit function and independent registered public accounting firm.

The Audit Committee is directly responsible for the appointment, evaluation, retention, compensation, oversight, and when appropriate, the termination of the independent registered public accounting firm.

In fulfilling its role, the Audit Committee relies on the work and assurances of the Company's management including its internal audit function as well as Deloitte:

MANAGEMENT/INTERNAL AUDIT IS RESPONSIBLE FOR:
• Preparation of the Company's consolidated financial statements and the reporting process • System of internal controls, including internal control over financial reporting • Risk management • Procedures designed to ensure compliance with accounting standards and applicable laws and regulations

DELOITTE IS RESPONSIBLE FOR:
• Auditing the consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with accounting principles generally accepted in the United States • Performing reviews of the unaudited quarterly financial statements • Auditing and expressing an opinion on the effectiveness of the Company's internal control over financial reporting

The Audit Committee meets regularly together with management, internal audit and Deloitte as well as separately and in private sessions with the Chief Financial Officer and each of Deloitte and internal audit without members of management present to discuss the results of their examinations.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and Deloitte, including:

- the quality, not just the acceptability, of the accounting principles,
- significant financial reporting risks,
- reasonableness of significant accounting judgments and critical accounting policies and estimates,
- clarity of disclosures in the financial statements, and
- the overall quality of the Company's financial reporting.

The Audit Committee has also reviewed and discussed with management and Deloitte their evaluation of the adequacy and effectiveness of the Company's financial reporting procedures, disclosure controls and procedures, and internal control over financial reporting, including the respective reports of management and Deloitte on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee further discussed with Deloitte all matters required to be discussed under the standards of the Public Company Accounting Oversight Board ("PCAOB"), including those matters required to be discussed by Auditing Standards No. 1301, *Communications with Audit Committees*, and Rule 2-07 of Regulation S-X.

The Audit Committee has received the written communications from Deloitte required under PCAOB rules regarding Deloitte's communications with the Audit Committee concerning independence, and after discussions with Deloitte, the Audit Committee concluded that Deloitte is independent from the Company and its management.

Based on these reviews, discussions, disclosures and other information considered by the Audit Committee in its judgment, the Audit Committee recommended to the Board, and the Board approved, that the audited consolidated financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting be included in the Company's Annual Report on Form 10-K for fiscal 2019.

AUDIT COMMITTEE

Sue Gove, *Chair*
Irene Chang Britt
Andrew Vollero

EXECUTIVE OFFICERS

The Executive Officers of the Company are appointed by, and serve at the discretion of, the Board of Directors. The following sets forth certain information as of the date of this proxy statement regarding our Executive Officers:



DINESH S. LATHI
President and Chief Executive Officer
Age: 49
Executive officer since: 2018

See the discussion under "Board Matters" for the business experience of Mr. Lathi.



CARRIE ASK
Chief Customer Officer
Age: 50
Executive officer since: 2018

PROFESSIONAL EXPERIENCE
Tailored Brands

- Chief Customer Officer (December 2019 to present)
- Brand President, Men's Wearhouse and Moores (October 2018 to December 2019)

Levi Strauss & Company

- Executive Vice President and President, Global Retail (February 2016 to September 2018)

Prior to Levi Strauss, Ms. Ask held senior leadership positions at NIKE, Inc., Petco and Target, and served as Associate Principal in the retail practice at McKinsey & Company. She began her career by serving as an officer in the United States Navy.



JAMIE BRAGG
Executive Vice President and Chief Supply Chain Officer
Age: 50
Executive officer since: 2018

PROFESSIONAL EXPERIENCE
Tailored Brands

- Executive Vice President and Chief Supply Chain Officer (December 2016 to present)
- Executive Vice President, Distribution (March 2011 to December 2016)
- Senior Vice President, Tuxedo Distribution (April 2007 to March 2011)
- Vice President, Distribution (October 2005 to April 2007)

Mr. Bragg joined the Company in June 1991.



JACK P. CALANDRA
Executive Vice President, Chief Financial Officer and Treasurer
Age: 52
Executive officer since: 2017

PROFESSIONAL EXPERIENCE
Tailored Brands

- Executive Vice President, Chief Financial Officer and Treasurer (January 2017 to present)

Gap, Inc.

- Senior Vice President, Corporate Finance and Investor Relations (January 2015 to December 2016)
- CFO, Banana Republic (January 2011 to December 2014), Gap Direct (January 2006 to December 2010) and Gap International (January 2005 to December 2005)

Prior to Gap, Inc., Mr. Calandra served 11 years at Unilever's North America Division where he held progressively senior accounting and financial leadership roles.



A. ALEXANDER RHODES

Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Age: 61
Executive officer since: 2015

PROFESSIONAL EXPERIENCE

Tailored Brands

- Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary (April 2015 to present)
- Interim Chief Human Resources Officer (July 2019 to March 2020)

Chico's FAS, Inc.

- Executive Vice President-General Counsel and Corporate Secretary (October 2009 to March 2015)
- Senior Vice President-General Counsel & Secretary (April 2006 to October 2009)
- Vice President-Corporate Counsel & Secretary (October 2004 to April 2006)
- Corporate Counsel (October 2003 to October 2004)
- Intellectual Property Attorney (January 2003 to October 2003)



BORIS P. SHERMAN

Executive Vice President, Chief Technology Officer

Age: 46
Executive officer since: 2017

PROFESSIONAL EXPERIENCE

Tailored Brands

- Executive Vice President and Chief Technology Officer (September 2017 to present)

L Brands

- Senior Vice President, Omni-Channel Technology (June 2014 to August 2017)
- Senior Vice President of Technology, Victoria's Secret (October 2012 to June 2014)
- Vice President, Direct Channel Technology (March 2010 to October 2012)

Prior to joining L Brands, Inc., Mr. Sherman was Vice President, Information Technology for OfficeMax and Managing Director and Chief Architect at United Airlines.



MICHAEL SHANE SMITH

Executive Vice President, Chief Human Resources Officer

Age: 52
Executive officer since: 2020

PROFESSIONAL EXPERIENCE

Tailored Brands

- Executive Vice President and Chief Human Resources Officer (March 2020 to present)

Dynamic-Squared Consulting

- Founder & Principal (June 2019 to February 2020)

The Coca-Cola Company

Mr. Smith was with The Coca-Cola Company for 21 years in numerous leadership roles, including:

- Global Head of Associate Services (June 2017 to May 2019)
- Global Head of Human Resources, Corporate Center, Shared Services and Commercial Product Manufacturing & Supply (February 2011 to June 2017)

Prior to The Coca-Cola Company, Mr. Smith worked in the manufacturing, financial services and software industries.

EXECUTIVE COMPENSATION

PROPOSAL 3:
ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

WHAT AM I VOTING ON?

Shareholders are being asked to approve, on an advisory basis, the compensation of our Named Executive Officers as described in the Executive Compensation section of this proxy statement.

VOTING RECOMMENDATION: FOR

Our Compensation and Organizational Development Committee provides independent oversight of our executive compensation with the assistance of an independent compensation consultant. Our executive compensation program is working effectively and is aligned with short- and long-term business goals and strategy and demonstrate a strong link between pay and performance.

The NEOs for our 2019 fiscal year consisted of:

Dinesh S. Lathi	President and Chief Executive Officer
Jack P. Calandra	Executive Vice President, Chief Financial Officer and Treasurer
Carrie Ask	Chief Customer Officer
Boris P. Sherman	Executive Vice President, Chief Technology Officer
A. Alexander Rhodes	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Mary Beth Blake	Former Brand President, Jos. A. Bank

EXECUTIVE SUMMARY

RESPONSE TO COVID-19

Beginning in early March 2020, a major global health pandemic related to the outbreak of the novel coronavirus ("COVID-19") resulted in the temporary closure of our retail locations in the U.S. and Canada starting March 17, 2020. In conjunction with our decision to extend the temporary closure of our stores, we also furloughed all of our U.S. store employees as well as a significant portion of employees in our U.S. distribution network and offices, and we implemented the temporary layoff of all Canadian store employees and a significant portion of Canadian employees in our Canadian distribution network and offices.

Effective March 29, 2020, we reduced Mr. Lathi's base salary by 50% and the base salary of all other NEOs and other executive vice presidents directly reporting to our Chief Executive Officer by 25%. In addition, we reduced the base salaries of other members of our senior management team by 15%. The Board of Directors also agreed to a 50% reduction in its cash retainer fees. Effective April 5, 2020, we reduced the base salaries of employees with a base salary of $100,000 or more by 10%.

We have also chosen to delay our 2020 long-term incentive grants for two primary reasons. First, we did not believe that it would be appropriate to make equity or other grants to our executives while so many of our employees are furloughed. Second, the COVID-19 related store closures and furloughs make it impossible to establish financial metrics for the performance related portions of our long-term incentive grants.

The following description of our executive compensation program for fiscal 2019 does not reflect the impact of COVID-19, which impact will be described in next year's proxy statement. In making compensation-related decisions for fiscal 2020 and beyond, the Committee may consider the effect of the global pandemic and other linked economic and environmental pressures that may impact Company results.

FISCAL 2019 PERFORMANCE

During fiscal 2019, we focused our efforts to position the Company for long-term success by executing on our three key strategic initiatives: (1) offering personalized products and services, (2) providing inspiring and seamless experiences in and across every channel and (3) telling the stories of our brands so that our customers know we stand for more than just price. A few key highlights include strengthening our leadership and operating structure, offering a more compelling polished casual assortment, delivering double-digit e-commerce growth, and shifting our marketing spend to digital from broadcast. Although we believe we are making progress on these initiatives, we experienced lower than anticipated full year net sales and gross margins in fiscal 2019, primarily related to a 3% decrease in comparable sales and increased promotional activities.

From a balance sheet and liquidity perspective, we took several actions intended to accelerate debt reduction and provide additional financial flexibility to invest in our customer-facing transformation strategies. These actions included: (1) the sale of our corporate apparel business with the proceeds used to repurchase approximately $55 million of our senior notes, (2) suspension of our quarterly cash dividend, which will make available approximately $36.5 million of cash on an annualized basis and (3) an agreement to sell the Joseph Abboud trademarks for $115 million, which closed on March 4, 2020. Per the provisions of our term loan, we plan to reinvest these proceeds in our business.

On the last trading day of fiscal 2019, the closing stock price of our common stock was $3.98 per share as compared to $12.53 per share on the last trading day of fiscal 2018, a decrease of 68%. We returned $28.1 million to our shareholders through our dividends for a total shareholder return of -64%. In addition, we repurchased 2.4 million shares of our common stock during 2019 at an average price of $4.28.

Key performance highlights for fiscal 2019 include:

FISCAL 2019 PERFORMANCE HIGHLIGHTS

▼**$1.08**
Adjusted EPS from continuing operations[1], a decrease of **$1.07**

▼**3.0%**
Overall retail comparable sales comprised of **(3.5)%** at Men's Wearhouse, **(2.3)%** at Jos. A. Bank, **(5.4)%** at Moores and **(0.3)%** at K&G

$10.0M
Repurchased **2.4 million** shares at an average price of $4.28

▼**$99.6M**
Cash provided by operating activities, a decrease of **$223.1 million**, primarily driven by the decrease in our operating income and fluctuations in accounts payable and accrued liabilities

▼**$142.4M**
Adjusted operating income from continuing operations[2], a decrease of **$80.7 million**

▼**3.5%**
Decreased overall adjusted net sales[3], primarily due to the decrease in comparable sales

$28.1M
Returned to our shareholders through dividends prior to the suspension of the dividend beginning in fourth quarter 2019

$61.5M
Reduction in long-term debt

[1] Throughout this proxy statement, we will be referring to EPS from continuing operations on an adjusted basis. An explanation of the impact of the sale of our corporate apparel business, a reconciliation of adjusted EPS to GAAP EPS and an explanation of why adjusted EPS may be useful is included on page 91 of this proxy statement.

[2] A reconciliation of adjusted operating income from continuing operations to GAAP operating income from continuing operations and an explanation of why adjusted operating income may be useful is included on page 91 of this proxy statement.

[3] A reconciliation of adjusted net sales from continuing operations to GAAP net sales from continuing operations and an explanation of why adjusted net sales may be useful is included on page 91 of this proxy statement.

PAY FOR PERFORMANCE

The Company's financial performance in fiscal 2019 was below our expectation and did not meet threshold targets. As a result, the NEOs received no payouts on the portion of their annual cash incentives that was based on the Company's financial performance. The Compensation and Organizational Development Committee (the "Committee") also determined that while Mr. Lathi, Mr. Calandra, Ms. Ask, Mr. Sherman, and Mr. Rhodes substantially met or exceeded their individual strategic goals in 2019, no NEO would receive any bonus payout for 2019 due to the need to conserve cash because of the emerging COVID-19 crisis and the Company's stores being closed for an unknown duration. In addition, as a result of the Company's performance, the adjusted earnings per share performance measure under the performance units granted to certain of our NEOs in 2017 was not met and the awards did not vest.

As a result, we believe that our performance-based compensation is well-aligned with the Company's performance on the year and that **the relationship between pay and performance is strong**.

Additional details regarding the total bonus received by our NEOs, including both the financial performance payouts and the portion each received under the personal performance portion of the annual cash bonus is described below under "– Compensation Discussion and Analysis – Elements of 2019 Executive Compensation – Annual Cash Incentive Plan" and additional details on the long-term performance based equity awards can be found under "– Compensation Discussion and Analysis – Elements of 2019 Executive Compensation – Long-Term Incentive Plan."

2019 EXECUTIVE COMPENSATION PROGRAM

The Committee made several key decisions regarding the 2019 executive compensation program, with input from Pay Governance, the Committee's independent executive compensation consultants, as well as the CEO and management, as appropriate. These include the following:

Base Salary	• Made two adjustments to NEO base salaries for Fiscal 2019.
Annual Cash Incentive Plan	• Tied to Company performance based on adjusted EBIT (60%), revenue (30%), and individual strategic objective performance (10%).
	• Brand President plan is tied to Company performance based on adjusted EBIT (60%), Brand adjusted revenue (30%), and individual strategic objective performance (10%).
Long-Term Incentive Plan	• Consisted of stock options (27%), stock appreciation rights (23%) and performance cash (50%) for the CEO.
	• Consisted of stock options (50%) and performance cash (50%) for the other NEOs.
	• Performance cash issued in 2019 is based on achievement of cumulative adjusted EPS performance target with actual awards ranging from 0% to 200% of the target award depending on the Company's cumulative adjusted EPS for the fiscal 2019-2021 performance period.

2019 SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

At our 2019 Annual Meeting of Shareholders, our shareholders approved the compensation of our NEOs, with 88.7% of the votes cast in favor of our say-on-pay resolution. While this result was strong, it was lower than we anticipated. In analyzing this result, we noted that there was no corresponding increase in the shareholder vote against any member of the Committee that would indicate some level of overall dissatisfaction with the compensation decisions made by the Committee. In addition, in 2019, we engaged directly with our top five holders, representing 34% of the shares outstanding, and we did not receive any negative feedback on our compensation program from those shareholders. As a result, we believe that the lower say-on-pay vote was more reflective of the challenging retail environment and the resulting impact on the Company's operational and stock price performance in fiscal 2018 rather than on the structure of our compensation program. The Committee considered the results of the 2019 say-on-pay vote in its evaluation of our 2020 executive compensation program, and, for the reasons discussed in the Compensation Discussion and Analysis section of this proxy statement, decided not to make any material changes to our NEO compensation structure as a result of the say-on-pay vote.

CURRENT SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is asking you to approve, on an advisory basis, the compensation of our NEOs as described in this section of the proxy statement.

The Company is committed to sound executive compensation practices and corporate governance principles, and continually works to ensure that its practices protect and further the interests of shareholders. We believe that our executive compensation program is structured (i) to promote a performance-based culture which links the interests of management and shareholders, (ii) to support our business objectives, and (iii) to align our programs with recognized corporate governance and compensation best practices. Our compensation elements seek to balance all aspects of an executive's responsibilities: base salary for day-to-day responsibilities, cash incentive bonus for shorter-term returns linked to annual Company performance, and equity and long-term performance cash awards for aligning the executives' focus with shareholder value and the long-term, future performance of the Company. In 2019, the Company worked diligently to implement transformational strategies while facing multiple headwinds and our financial performance was not in line with the performance targets set for our annual incentive plan. As a result, our continuing NEOs did not receive a payout under the incentive plan. In addition, as a result of the Company's performance, the adjusted earnings per share performance measure under the performance units granted to certain of our NEOs in 2017 was not met and the awards did not vest. As our pay programs align with our financial results, we believe that **the relationship between pay and performance is strong**.

In addition, as a result of our current stock price, any stock options granted to our NEOs and other members of management are currently underwater and of no value to the recipient, further aligning the interests of our NEOs and our shareholders.

Accordingly, we ask our shareholders to vote to approve the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED".

While the Board and the Committee will carefully consider the shareholder vote, the final vote is advisory in nature and will not be binding on the Board or the Company. However, our Board values the opinions of our shareholders and, to the extent that there is any significant vote against our NEO compensation as disclosed in this proxy statement, the Committee will evaluate whether any actions are necessary to address the concerns of shareholders.

> ✔ **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.**

COMPENSATION AND ORGANIZATIONAL DEVELOPMENT COMMITTEE REPORT

The Committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with the Company's management. Based upon such review and the related discussions, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION AND ORGANIZATIONAL DEVELOPMENT COMMITTEE
Theo Killion, *Chair*
Grace Nichols

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our executive compensation philosophy, objectives and policies and focuses on the compensation of our NEOs relative to how their 2019 compensation aligns with our pay for performance philosophy. This discussion does not reflect the impact of COVID-19 on any compensation decisions that will be made in fiscal 2020, which may include the timing of when we set the applicable performance goals for our annual cash bonus program, the timing of when we make long-term incentive awards, and the financial metrics we choose to use in both the annual and long-term incentive plans, among other things. In making compensation-related decisions for fiscal 2020 and beyond, the Committee may consider the effect of the global pandemic and other linked economic and environmental pressures that may impact Company results. Any COVID-19 related impacts to our compensation programs will be described in our 2021 Proxy Statement.

LEADERSHIP TEAM CHANGES

The Company experienced a number of key management changes in 2019.

On August 28, 2018, the Board appointed Dinesh S. Lathi, the Company's Non-Executive Chairman, to serve as the Company's Executive Chairman while the Board conducted a comprehensive search to identify and hire a successor CEO following Doug Ewert's departure. On March 27, 2019, the Board appointed Mr. Lathi as the President and CEO of the Company. Mr. Lathi and the Company agreed to the terms of his employment in an offer letter dated April 19, 2019 (the "Offer Letter"), the terms of which are summarized below under "– Compensation Arrangements with Mr. Lathi".

On December 5, 2019, the Company created a new Chief Customer Officer role providing common leadership for our Men's Wearhouse, Jos. A. Bank and Moores brands and eliminated the brand president positions for these brands. Carrie Ask was promoted to Chief Customer Officer and Mary Beth Blake resigned from the Company effective December 31, 2019. We entered into a separation agreement with Ms. Blake, which is described on page 67 under "Potential Payments Upon Termination or Change in Control – Actual Payments to Ms. Blake. Changes to Ms. Ask's compensation as a result of her promotion are discussed throughout this Compensation Discussion and Analysis.

COMPENSATION ARRANGEMENTS WITH MR. LATHI

On March 27, 2019, the Board appointed Mr. Lathi as the President and CEO of the Company. In connection with Mr. Lathi's appointment as President and CEO, the Company and Mr. Lathi agreed on the following initial compensation elements:

- an annual base salary of $1,000,000;
- an annual bonus opportunity under the Company's Annual Cash Incentive Plan with threshold, target and maximum payout levels equal to 50%, 100% and 150%, respectively, of his annual base salary; and
- a long-term incentive award to be granted with a grant date fair value equal to $5,500,000.

Mr. Lathi is also entitled to participate in the Company's insurance plans and benefits made available to other full-time employees of the Company and the Senior Executive Change in Control Severance Plan described below under the "– Potential Payments Upon Termination or Change in Control – Senior Executive Change in Control Severance Plan" section on page 64.

If Mr. Lathi is terminated without cause or he resigns for good reason (each as defined in the Senior Executive Change in Control Severance Plan), Mr. Lathi will be entitled to receive 52 weeks of his then-current base salary, 100% of his then current target annual bonus, any actual bonus earned for the year in which the termination occurs prorated to reflect the portion of the performance period he is actually employed by the Company and $25,000 to apply to his COBRA expenses for one year. In addition, with respect to any then outstanding vested stock options and vested stock appreciation rights at the time of Mr. Lathi's termination of employment, he will have the opportunity to exercise such awards no later than the earlier of (i) two years following the date of his termination of employment; and (ii) the date on which such awards expire. The severance payments and extended exercise rights of stock options and stock appreciation rights are subject to the timely execution of a Separation Agreement and full release of claims. If Mr. Lathi resigns from the Company without Good Reason or is terminated for Cause, he will not be eligible for any severance pay.

COMPENSATION PHILOSOPHY

Our executive compensation program is constructed to successfully attract, motivate and retain highly-skilled executives in support of our goal to create long-term shareholder value. The incentive pay elements are designed to reward executives for delivery of sustained, profitable financial performance and outstanding leadership that reflects our values and culture. We target compensation opportunities that generally align with the market and our compensation Peer Group (as described below).

The Committee believes that the structure of our compensation program should be fundamentally the same across our entire senior executive management team. Each NEO's compensation level varies based on job responsibilities, individual performance and the compensation opportunities for similarly-positioned executives within our Peer Group. NEOs generally receive the same components of compensation (i.e., base salary, annual cash bonus and long-term equity and long-term performance cash awards) as the rest of our senior executive management team. In addition, similar performance goals apply to the annual cash bonuses that all senior executives are eligible to receive. For example, in 2019, each senior executive management team member's annual cash bonus had, as a significant financial component, adjusted EBIT and revenue. For 2019, brand presidents were also measured on Brand revenue as part of their financial component. The Committee believes this consistency fosters teamwork and a collaborative approach to managing our business, ensures that the entire senior management team focuses on the same corporate goals and objectives and shares in the risks and rewards of our performance in a similar manner, thus reducing the likelihood of excessive risk-taking.

COMPENSATION OBJECTIVES

The Company's compensation program is designed to provide competitive compensation opportunities and benefits so that we can attract and retain key senior executive talent. Our compensation elements seek to balance all aspects of an executive's responsibilities: base salary for day-to-day responsibilities, cash incentive bonus for shorter-term results linked to annual Company performance, and equity and long-term performance cash awards for alignment of executive interests with those of shareholders and to tie rewards to the long-term, future performance of the Company.

We set the applicable performance goals for our annual cash bonus program near the beginning of the fiscal year using challenging but attainable targets so that achievement of the goals is both uncertain and objective. These goals are based upon and intended to support the annual financial plan and strategic direction of the Company as approved by the Board. Similarly, we set the applicable performance goals for our long-term performance-based equity and long-term performance cash awards near the beginning of the performance cycle. These performance goals are set to incentivize and reward successful achievement against our multi-year strategy.

For fiscal 2019, the target weighting of each of the elements of compensation for the CEO and other NEOs was as follows:

CEO



37% Long-Term Performance

13% Base Salary

13% Annual Cash Bonus

87% At Risk

37% Equity Awards

OTHER NEOs



21% Long-Term Performance

34% Base Salary

21% Equity Awards

66% At Risk

24% Annual Cash Bonus

REPORTED PAY VS. REALIZED PAY

"Reported Pay" is different than and will often diverge from "Realized Pay". Recognizing this distinction is critical when evaluating the relationship between pay and performance. This divergence arises because the grant date fair value of the performance units ("PUs"), DSUs, stock options and stock appreciation rights, as set forth in our Summary Compensation Table on page 58, is provided for accounting and SEC disclosure purposes and does not reflect the amount any NEO actually did, or will actually, realize for the indicated years. The divergence between reported pay and realized pay reinforces the fact that a significant portion of our NEOs' compensation is at risk and dependent on the performance of the Company. The following chart highlights the reported pay/realized pay divergence.

CEO

	Reported Pay ($)[1]	Realized Pay ($)[2]	Realized Pay vs. Reported Pay ($)	Realized Pay as a Percentage of Reported Pay (%)
Dinesh Lathi	3,755,038	1,189,967	↓2,565,071	31.7

[1] Reported Pay is the amount set forth in the "Total" column in the Summary Compensation Table.

[2] Realized Pay is compensation actually received by Mr. Lathi during the indicated fiscal year, consisting of salary, cash bonuses received (including any bonus paid pursuant to our annual cash incentive plan), net spread on stock option exercises, market value at vesting of previously granted DSUs and amounts reported in the "All Other Compensation" column in the Summary Compensation Table for the indicated fiscal year. Includes $8,364 related to DSUs that vested in 2019 in connection with Mr. Lathi's service on the Board of Directors in 2018.

OTHER NEOs

For fiscal 2019, we have excluded Ms. Blake from this table. Due to the nature of Ms. Blake's separation this display would not be reflective of the relationship between pay and performance in fiscal 2019. In addition, Ms. Blake forfeited all unvested equity when she resigned from the Company and similarly this display would not be reflective of pay and performance.

Named Executive Officer	Reported Pay ($)[1]	Realized Pay ($)[2]	Realized Pay vs. Reported Pay ($)	Realized Pay as a Percentage of Reported Pay (%)
Jack P. Calandra	1,105,038	797,963	↓307,075	72.2
Carrie Ask	938,750	605,372	↓333,378	64.5
Boris P. Sherman	780,038	557,224	↓222,814	71.4
A. Alexander Rhodes	730,038	638,315	↓91,723	87.4

[1] Reported Pay is the amount set forth in the "Total" column in the Summary Compensation Table.

[2] Realized Pay is compensation actually received by the indicated NEO during the indicated fiscal year, consisting of salary, cash bonuses received (including any bonus paid pursuant to our annual cash incentive plan), net spread on stock option exercises, market value at vesting of previously granted DSUs and PUs and amounts reported in the "All Other Compensation" column in the Summary Compensation Table for the indicated fiscal year. Excludes the value of any unearned and unvested DSUs and PUs which will not actually be received, if earned, until a future date.

ELEMENTS OF 2019 EXECUTIVE COMPENSATION

The principle elements of our executive compensation program were:

- base salary;
- annual cash incentive plan (annual cash bonus); and
- long-term incentive plan (equity and long-term performance cash awards).

Term	Type	Compensation Element	Purpose	Link to Performance
Short-Term	Fixed	**Base Salary**	Provides an appropriate level of fixed compensation to attract and retain leaders	Based on individual performance
Short-Term	Performance-Based	**Annual Cash Incentive Plan**	Encourages executives to achieve annual results that create shareholder value	Linked to annual achievement of predetermined Company and Brand objectives as well as individual strategic objective performance
Long-Term	Performance-Based	**Long-Term Incentive Plan** (including nonqualified stock options, stock appreciation rights, restricted stock awards, DSUs, PUs, performance cash or a combination thereof)	• Directly links executives' and shareholders' interests by tying long-term incentives to stock appreciation and/or the Company's financial performance • Encourages executives to achieve multi-year business goals and objectives (including achieving financial performance that balances growth, profitability, and asset management) • Rewards management for taking prudent actions and achieving results that create shareholder value • Helps to retain management through business cycles	Ultimate value of the award is linked to stock price performance over a period of time or, in the case of PUs and performance cash, the Company's financial performance and stock price performance over a period of time

BASE SALARY

Base salary is the fixed component of the NEOs' compensation. We intend base salary to provide a core level of compensation so that executives do not feel pressured to take unnecessary or excessive risks or focus on the price of our common stock to the detriment of other important financial and operational measures. The Committee annually reviews and determines each NEO's base salary based on the following factors:

- the executive's scope of responsibility, level of experience and tenure;
- individual and corporate performance;
- competitive market conditions and retention concerns; and
- the CEO's base salary recommendations.

Executive	Fiscal 2018 Base Salary	Fiscal 2019 Base Salary	% Change
Dinesh S. Lathi	$1,000,000	$1,000,000	0
Jack P. Calandra	$ 600,000	$ 600,000	0
Carrie Ask(1)	$ 575,000	$ 700,000	↑21.7
Boris P. Sherman	$ 500,000	$ 500,000	0
A. Alexander Rhodes	$ 450,000	$ 450,000	0
Mary Beth Blake(1)	$ 600,000	$ 550,000	↓8.3

(1) Ms. Ask was promoted to Chief Customer Officer on December 5, 2019 and the Committee determined that a base salary adjustment was appropriate due to her increased job responsibilities and higher market pay for this position. Ms. Blake received a reduction in her base salary for fiscal 2019 to reflect the reduced scope and responsibility for her position.

ANNUAL CASH INCENTIVE PLAN

To more strongly align executive pay with the Company's financial performance and executive individual performance, our NEOs are eligible to receive annual cash incentives pursuant to our 2016 Cash Incentive Plan (the "Bonus Plan"). These awards are designed to make a significant portion of each NEO's annual cash compensation dependent on the financial performance of the Company.

The incentive has two components: a Company financial performance component (weighted 90%) and an individual strategic objectives performance component (weighted 10%). This allocation emphasizes achievement against our financial performance goals while taking into account individual strategic imperatives. For this reason, the Committee believes that this allocation fosters a results-driven, pay-for-performance culture, builds accountability and closely aligns the interests of our NEOs and our shareholders. During the first quarter of fiscal 2019, the Committee established the fiscal 2019 incentive plan that included (1) the award formula and the Company and individual strategic objective performance goals that will determine each NEO's eligible bonus (if any) and (2) the threshold, target and maximum incentives that each NEO would be eligible to earn. The Committee selected the threshold, target and maximum levels after considering the annual opportunities for similarly-positioned executives in the comparable retail industry market, our past practices, the NEO's scope of responsibility and the recommendations of our CEO. For fiscal 2019, the individual target bonuses were set based on a percentage of each NEOs base salary as follows: Mr. Lathi 100%; Mr. Calandra, 75%; Ms. Ask, 75%; Mr. Sherman, 60%; Mr. Rhodes, 65%; and Ms. Blake, 77%.

FINANCIAL PERFORMANCE INCENTIVE – 90% OF AWARD FORMULA

The annual cash incentive amount attributable to the financial performance component is determined based on performance against Company adjusted EBIT goals (60%) and revenue goals (30%) for corporate-level NEOs. For Brand Presidents, the financial performance component is determined based on performance against Company adjusted EBIT Goals (60%) and Brand revenue goals (30%). The Committee selected EBIT and Revenue metrics to reflect the importance of both bottom line and top line financial achievement. Additionally, the Committee determined that there could be no revenue payout without threshold EBIT achievement to ensure profitable top-line growth. The Company's performance goals under our Bonus Plan were set at levels which the Committee believed to reflect challenging short- to mid-term goals which were uncertain though attainable and provided appropriate incentives to motivate the NEOs to exceed the goals of the Company's financial plan.

The adjusted Company-level EBIT and revenue goals were as follows:

Company Adjusted EBIT ($M)	Payout (% of Target)
$225.4	200%
$201.7	100%
$191.7	25%
Below $191.7	0%

Company Revenue ($M)	Payout (% of Target)
$3,084.0	200%
$2,994.0	100%
$2,904.0	25%
Below $2,904.0	0%

Adjusted EBIT and revenue performance includes operating results from our retail businesses: Men's Wearhouse, Jos. A. Bank, K&G and Moores. For purposes of our Bonus Plan, adjusted EBIT means earnings before interest expense and income tax, as adjusted for any income or expense that is unusual, non-recurring or extraordinary, as the Committee deems appropriate. For fiscal 2019, adjusted items include costs related to multi-year cost savings and operational excellence programs and costs related to the agreement to sell the Joseph Abboud trademarks. The Company did not meet its adjusted EBIT threshold goal and, as a result, no amounts were paid related to the financial performance portion of the annual cash incentive awards.

We do not disclose financial performance objectives for our individual brands due to the competitively sensitive nature of such goals.

INDIVIDUAL STRATEGIC INCENTIVE – 10% OF AWARD FORMULA

The Committee and CEO established the performance goals for the individual strategic component of the Bonus Plan for Mr. Calandra, Ms. Ask, Mr. Sherman, Mr. Rhodes and Ms. Blake. The Committee and the Board established the strategic goals for Mr. Lathi. The individual strategic goals relate to strategic and business objectives relevant to each NEO's area of responsibility and, as a result, the strategic performance goals are unique for each NEO. Following the end of the fiscal year, the Committee and Mr. Lathi determined whether the NEO's overall performance did not meet, partially met, met, or exceeded applicable performance levels in order to merit an award under the individual strategic component.

Based on its review, the Committee determined that while Mr. Lathi, Mr. Calandra, Ms. Ask, Mr. Sherman, and Mr. Rhodes substantially met or exceeded their individual strategic goals in 2019, no NEO would receive any bonus payout for 2019 due to the need to conserve cash because of the emerging COVID-19 crisis and the Company's stores being closed for an unknown duration. Ms. Blake was paid 100% of the individual strategic incentive payout in accordance with the terms of her separation agreement.

NEO ANNUAL CASH INCENTIVE PAYOUTS

The following table sets forth details regarding the financial performance bonus, individual performance bonus, and the total bonus payout for each of the NEOs for fiscal 2019:

Executive	Target Annual Cash Incentive	Financial Performance Incentive (90%)	Individual Strategic Incentive (10%)	Total Incentive	As a % of Target
Dinesh S. Lathi	$1,000,000	—	—	—	0
Jack P. Calandra	$ 450,000	—	—	—	0
Carrie Ask[1]	$ 445,891	—	—	—	0
Boris P. Sherman	$ 300,000	—	—	—	0
A. Alexander Rhodes	$ 292,500	—	—	—	0
Mary Beth Blake[2]	$ 425,000	—	$42,000	$42,000	9.9

[1] Ms. Ask's annual cash incentive was increased to $525,000 from $431,250 on December 5, 2019 due to her promotion to Chief Customer Officer, therefore a prorated amount is reflected for fiscal 2019.

[2] Ms. Blake was paid 100% of the individual strategic incentive payout in accordance with the terms of her separation agreement.

CORPORATE APPAREL BUSINESS SALE BONUS

On January 13, 2020, the Committee approved incentive cash awards of $50,000 each to Mr. Calandra and Mr. Rhodes for their leadership of the Company's divestiture of its corporate apparel business on August 16, 2019. This achievement was critical to meeting the capital objectives of the Company and resulted in a meaningful increase in cash on hand which was strategically employed to reduce outstanding debt. The sale of the Corporate Apparel business was not contemplated at the time that Mr. Calandra's and Mr. Rhodes' specific Individual Strategic Incentives were established. In their discussions, the Committee determined that had the sale of the Corporate Apparel Business been part of each of their Strategic Incentives the goal would have been achieved and thus an award would have been granted under that portion of the award.

LONG-TERM INCENTIVE PLAN

The long-term incentive ("LTI") component of our executive compensation program is designed to provide compensation that motivates and rewards long-term performance, aligns the interests of our NEOs with our shareholders, builds a culture of ownership, promotes retention, and balances long-term operating decisions with short-term goals. To accomplish these objectives, the Committee grants our NEOs equity awards on an annual basis generally in the form of (1) stock options, (2) stock appreciation rights, (3) time-based deferred stock units, or DSUs, (4) performance-based deferred stock units, or PUs, and (5) performance cash. The mix of grant types varies by level in the organization with a larger percentage of LTI compensation opportunity tied to performance-based grants at the most senior levels.

STOCK OPTIONS

Nonqualified stock options provide our NEOs with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market prices. Stock options become valuable only if (i) the holder of the option remains employed during the period required for the option to "vest" and (ii) the market price is above the exercise price. For this reason, stock options align the interests of our NEOs and our shareholders by providing executives with an incentive to achieve long-term business goals and objectives and increase the market price of our stock and provide an incentive for an option holder to remain employed by us. Stock options vest ratably over a three-year period and must be exercised within ten years of the date of grant.

STOCK APPRECIATION RIGHTS

A stock appreciation right entitles the holder to the right to receive the difference between the value of our common stock on the date of exercise and the common stock price on the date of grant and are settled in shares of our common stock. Similar to stock options, stock appreciation rights only become valuable if (i) the holder remains employed during the period required for the stock appreciation right to "vest" and (ii) the market price is above the exercise price. Therefore, stock appreciation rights align the interests of our NEOs and our shareholders by providing executives with an incentive to achieve long-term business goals and objectives and increase the market price of our stock and provide an incentive for the holder to remain employed by us. Stock appreciation rights vest ratably over a three-year period and must be exercised within ten years of the date of grant.

TIME-BASED DEFERRED STOCK UNITS

A DSU is a commitment by us to issue a share of our common stock for each DSU at the time the restrictions set forth in the award agreement lapse. The Committee believes that granting time-based DSUs to our NEOs aligns the interests of the NEOs with the interests of our shareholders and encourages retention. Dividend equivalents will be credited to a DSU when dividends are paid to our shareholders, but will not be paid unless and until the underlying DSU award is earned. DSUs are forfeited upon termination of employment with us if the restrictions set forth in the award agreements are not satisfied. Time-based DSUs granted to NEOs may not vest more quickly than on a pro-rata basis over three years except in special circumstances as determined by the Committee (such as a person nearing retirement age).

PERFORMANCE UNITS

A performance unit is an agreement by the Company to issue a stated number of shares of our common stock to the recipient upon vesting if the Company meets or exceeds certain predetermined financial performance criteria. As with time-vested DSUs, dividend equivalents will be credited when dividends are paid to our shareholders, but will not be paid unless and until the underlying award is earned. The vesting for such awards has varied but is typically over a three-year period. We believe PUs reflect our compensation philosophy by establishing a clear connection between the compensation of our executives, including our NEOs, and the achievement of performance goals that are important for long-term shareholder value creation. PUs provide an incentive to the recipient to work toward the financial success of the Company over the vesting period in order for the PUs to vest, thereby aligning the financial interest of the recipient with that of the Company and driving increased shareholder value.

As with time-based DSUs, NEOs do not realize value from PUs until they vest (if at all), which means if the stock price is lower upon vesting than at the time of grant, the NEO will realize a lower value per share than the value on the date of grant. As a result, even if the performance criteria are met to allow one or more of such awards to vest, if our stock price is lower at the time of vesting than at the time of grant, the NEOs will realize less upon vesting of such PUs than was reported in the Summary Compensation Table for the year of grant.

PERFORMANCE CASH

In fiscal 2019, the Committee granted long-term performance-based cash awards ("performance cash") to our senior executives. This program focuses executives on overall, long-term financial performance and is intended to reward them for delivering adjusted cumulative EPS growth over a three-year performance period. For fiscal 2019, the Committee decided that cumulative EPS growth was the appropriate metric to support the Company's objective of delivering profitable, sustainable growth while cutting costs and streamlining efficiencies. As with PUs, NEOs do not realize value from performance cash until it vests and only if the threshold performance criteria is met.

Fiscal 2019 equity awards for our NEOs are targeted to the following mix:

CEO



23%
Stock Appreciation
Rights

27%
Stock Options

50%
Performance Cash

OTHER NEOs



50%
Stock Options

50%
Performance Cash

The Committee believes that providing a "portfolio" of LTI awards balances the objectives of the long-term incentive program by rewarding the creation of shareholder value with stock options and retaining executive talent and motivating the achievement of financial goals with performance cash. Additionally, performance cash has the advantage of reducing potential share dilution from our equity plan which is a priority for the Committee.

The Committee further believes that achieving meaningful annual growth over a long-term period, generally three years, is an important objective for the Company. As such, the cumulative adjusted EPS target for the performance cash awards is predicated on a compound annual growth rate over the three-year period.

In fiscal 2019, the Committee introduced a mix of 27% stock options, 23% stock appreciation rights and 50% performance based cash for the CEO. The Committee utilized stock options and stock appreciation rights to tie a large portion of NEO pay to equity that would only be valuable if the market price of our stock increases above the grant day stock price. Performance cash awards have a cumulative adjusted EPS target for the fiscal 2019-2021 performance period ensuring NEOs are focusing on long-term business objectives. The combination of these awards ensure that NEO pay is aligned with the best interest for shareholders.

For additional discussion regarding the details of the grants made to the NEOs, see "–Grants of Plan Based Awards Table" on page 59.

The NEOs received the following long-term incentive awards during fiscal 2019:

Executive	Performance Cash($)[1]	Stock Appreciation Rights	Stock Options	Aggregate Number of Shares Covered	Aggregate Grant-Date Value of Awards[2]
Dinesh S. Lathi	2,750,000	414,476	500,000	914,476	$5,499,998
Jack P. Calandra	450,000	—	149,641	149,641	$ 899,998
Carrie Ask	344,520	—	116,263	116,263	$ 689,039
Boris P. Sherman	275,000	—	91,447	91,447	$ 549,998
A. Alexander Rhodes	225,000	—	74,820	74,820	$ 449,998
Mary Beth Blake	275,000	—	91,447	91,447	$ 549,998

[1] Reflects target value of award. For information regarding threshold and maximum and performance conditions associated with such grants, please see "– Grants of Plan-Based Awards Table".

[2] Aggregate grant date fair value is based on the closing stock price on the date of grant for the stock appreciation rights and the stock options. Grants were made in 2019 on April 22 at a stock price of $7.62. Ms. Ask received 108,074 stock options on April 22 at a stock price of $7.62 and an additional 8,189 stock options at the time of her promotion on December 16 at a stock price of $4.12.

ACHIEVEMENT OF PERFORMANCE TARGETS

STATUS OF OUTSTANDING PERFORMANCE UNIT AWARDS

Grant Date	Performance Period	Performance Measure/ Multiplier	Vesting Dates	Current Status
May 17, 2017; September 11, 2017	February 3, 2019 – February 1, 2020	• Adjusted EPS • Multiplier ranging from 50% to 200% based on level of adjusted EPS attained	May 17, 2020 (100%) September 11, 2020 (100%)	• **Did not vest given the Company's performance**
April 13, 2018[1]	February 2, 2020 – January 30, 2021	• Adjusted EPS • Multiplier ranging from 50% to 200% based on level of adjusted EPS attained	April 13, 2021 (100%)	• **Not expected to meet the threshold for payout**

[1] Performance targets will be disclosed in our proxy statement following the completion of the performance period.

STATUS OF OUTSTANDING PERFORMANCE CASH AWARDS

Grant Date	Performance Period	Performance Measure/ Multiplier	Vesting Dates	Current Status
April 22, 2019; December 16, 2019[1]	February 3, 2019 – January 29, 2022	• Cumulative Adjusted EPS • Multiplier ranging from 25% to 200% based on level of cumulative adjusted EPS attained	April 22, 2022 (100%); December 16, 2022 (100%)	• **Uncertain – too early to project outcomes**

[1] Performance targets will be disclosed in our proxy statement following the completion of the performance period.

BENEFITS AND PERQUISITES

EMPLOYEE BENEFITS

We offer a variety of health and welfare and retirement programs to all eligible employees. Executives are generally eligible for the same benefit programs on the same basis as our other employees. Our health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance, and accidental death and disability.

We also maintain a defined contribution plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The plan covers our full-time employees who meet age and service requirements. The plan provides for pre-tax, elective employee contributions with a matching contribution from us. For calendar 2019 and 2020, the Company will match 30% of the first 6% of compensation deferred under the plan. This match will be made in the spring of the following year. Our NEOs participate in our defined contribution plan on the same terms as our other employees.

PERQUISITES

In fiscal 2019, we did not provide our NEOs with any material perquisites.

PENSION PLANS AND RETIREMENT PLANS

We do not maintain defined benefit pension plans or supplemental executive retirement plans for our executive officers or any defined contribution plans which provide for the deferral of compensation on a basis that is not tax-qualified.

SENIOR EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN

The Company maintains a Senior Executive Change in Control Severance Plan in which each of our NEOs participate. The Senior Executive Change in Control Severance Plan provides that if a Change in Control occurs and we fail to extend the executive's employment or terminate the executive's employment without cause, or if the executive terminates his or her employment for good reason, the executive will receive an amount equal to two times the sum of the executive's base salary plus an amount equal to the target annual bonus in the fiscal year in which a Change in Control occurs or the immediately preceding fiscal year, whichever is higher, plus basic benefits as more fully described in the Senior Executive Change in Control Severance Plan. The benefits payable under the Senior Executive Change in Control Severance Plan in certain circumstances are disclosed beginning on page 64.

The Committee determined that it was in our best interests to adopt the Change in Control plan to: (1) serve as a retention tool and incentivize the NEOs to continue focusing on our business in the event of a potential change in control transaction; (2) ensure the NEOs pursue business alternatives that maximize shareholder value without a concern for job security; and (3) ensure our compensation practices remained competitive.

COMPENSATION DECISION MAKING PROCESS

ROLE OF EXECUTIVE OFFICERS

Consistent with past practice, our CEO, with the assistance of the Chief Human Resources Officer ("CHRO"), makes initial recommendations to the Committee regarding our executive compensation program and the compensation of our NEOs, other than the CEO. The CEO and CHRO attend and participate in Committee meetings. The Committee believes this input is valuable because of the close working relationship the CEO and CHRO have with the other NEOs and their comprehensive knowledge of our business, operations and financial and strategic goals. The CEO does not make recommendations regarding his own compensation, nor is he present when his compensation is being deliberated or determined. The Committee has sole authority to determine all elements of executive compensation and makes all final determinations regarding the NEOs' compensation.

ROLE OF COMPENSATION CONSULTANT AND CONSULTANT INDEPENDENCE

The Committee engaged Pay Governance to serve as its independent compensation consultant for 2019.

Pay Governance's engagement focused on:

1 reviewing and evaluating our executive compensation program as a whole, each principle element and the mix of compensation;	2 analyzing and providing the Committee with competitive pay data with respect to other retail apparel companies;	3 advising the Committee on executive compensation trends and developments; and	4 assessing the risks of our compensation policies and practices that may have a material impact on the Company and advising on ways to mitigate any undue risks.

Pay Governance attends Committee meetings relating to our executive compensation program. Pay Governance also reviews management's recommendations regarding our compensation program.

Pay Governance reports directly to the Committee and does not provide any material services to the Company beyond the services described above. The Committee received a written statement from Pay Governance detailing its independence criteria and, based on such statement and other factors, the Committee determined that Pay Governance was independent under the applicable SEC rules and NYSE Listing Standards and that engaging Pay Governance did not present any conflicts of interest.

DETERMINATION OF COMPENSATION FOR FISCAL 2019

In 2019, the Committee: (1) reviewed and approved all of the compensation elements for all executives serving on the management executive committee, including all NEOs; (2) reviewed and approved the executive compensation program; and (3) reviewed and approved the annual equity awards granted to all other eligible employees.

When setting NEO compensation, the Committee considers the aggregate compensation payable to the executive, the executive's current and prior compensation (including the vesting and value of previously granted equity awards) and the form and mix of the compensation awarded. The Committee seeks to achieve an appropriate balance between immediate cash rewards and incentives for the achievement of both annual and long-term financial and non-financial objectives. The Committee determines the number of shares of common stock granted to our NEOs through equity awards or the target levels of other LTI awards on a discretionary basis, rather than formulaically, by considering the executive's position, responsibilities, accomplishments, achievements and tenure with the Company. The Committee may modify the mix of base salary, annual awards and long-term awards as it deems appropriate based on a NEO's specific circumstances.

In connection with establishing the NEOs' compensation for fiscal 2019, the Committee reviewed: (1) the benchmark data for each of the NEOs; and (2) the recommendations of our CEO and CHRO with respect to the compensation of our other NEOs.

After completing this review, the Committee approved the base salaries, the bonus plan payouts and equity and other LTI awards for each of the then NEOs.

BENCHMARKING COMPENSATION

Pay Governance annually provides the Committee with data with respect to other retail apparel companies that are similar in size to us based on revenues, market capitalization, enterprise value and price to sales multiple in order to benchmark compensation in the competitive market. In fiscal 2019, the compensation peer group included the following companies:

Abercrombie & Fitch Co.	Express, Inc.
American Eagle Outfitters, Inc.	Foot Locker, Inc.
Ascena Retail Group, Inc.	Genesco Inc.
Caleres, Inc.	Guess?, Inc.
Chico's FAS, Inc.	The Children's Place Retail Stores, Inc.
Designer Brands, Inc.	Urban Outfitters, Inc.[1]

[1] Note that Urban Outfitters, Inc. was not used for benchmarking Chief Executive Officer compensation as their chief executive officer is a founder with a non-traditional compensation arrangement.

The Committee considered this data, data from published survey sources and other relevant information when determining the appropriate compensation for the NEOs. While the Committee did not target compensation to any specific percentile of the relevant market data, it did review the 25th, 50th and 75th percentiles. Target total direct compensation for the NEOs may vary in comparison to the market due to differences in experience, time-in-role and comparability to the benchmark.

COMPENSATION PRACTICES AND POLICIES

The following table provides a summary of our compensation practices that encourage and support good governance and mitigate excessive risk-taking, and the problematic compensation practices that we avoid:

WHAT WE DO ⊘	
Pay for Performance	We align executive compensation with Company objectives on both a short-term and long-term basis. The majority of our target total direct compensation for our NEOs is comprised, over the long term, of variable compensation through our annual cash bonuses and equity and other LTI awards. Actual total direct compensation varies based on the extent of achievement of, among other things, operational and financial performance goals and individual strategic performance criteria.
Establish Rigorous Incentive Targets	Our annual cash bonus includes threshold, target and maximum awards and requires achievement of a minimum threshold for any bonus to be earned. Our PUs and performance cash awards have a threshold and maximum which also require achievement of a minimum threshold for any of the awards to be earned.
Use Multiple Performance Metrics	We balance top line and bottom line achievement by using multiple performance metrics. Our annual cash incentive plan uses both EBIT and revenue metrics and our PUs and performance cash awards use an EPS metric to determine performance levels.
Stock Ownership Guidelines	Our stock ownership guidelines expect executives to own or have an interest in stock valued at a multiple of base salary, including 5 times current base salary for the CEO, 2.5 times current base salary for the Chief Financial Officer and generally 1.5 times current base salary for other senior executives who serve on the Company's executive committee.
Discourage Undue Risk-Taking	Our compensation plans include provisions designed to discourage excessive risk-taking, including caps on the maximum level of payouts, clawback provisions, varied performance measurement periods, and multiple performance metrics. In addition, the independent consultant performs an annual risk assessment on behalf of the Committee to identify potential risks created by our incentive plans. For 2019, the consultant concluded and the Committee confirmed that the risks inherent in our compensation programs are not likely to have a material adverse impact on the Company.
Clawback Requirement	Clawback provisions for cash and equity incentive compensation are included in our long-term incentive plans and change in control severance plans.
Prohibit Hedging, Pledging, Short Sales, or Derivative Transactions	Company policies prohibit our directors and executives from hedging, pledging, short-selling or trading in derivatives involving our common stock.
Independent Compensation Consultant	The Committee retained Pay Governance as its independent executive compensation consultants. During fiscal 2019, Pay Governance did not provide any material services to the Company other than services related to executive and director compensation.
Double Trigger	No single trigger cash or equity severance upon a change in control.

WHAT WE DON'T DO ✕	
No Tax Gross-Ups	We do not provide for tax gross-ups in any circumstances.
No Employment Agreements	We do not have employment agreements with any of our executive officers.
No Special Change in Control Severance Provisions for Executive Officers	Our executive officers have the same change in control severance provisions as the rest of our senior leadership group.
No Current Payment of Dividend Equivalents on Unvested Long-Term Incentives	For all equity awards granted after April 3, 2013, dividend equivalents on unvested DSUs or PUs are only paid if the underlying award is ultimately earned.
No Repricing of Underwater Stock Options	Our long-term incentive plans do not permit us to reprice or exchange underwater options without shareholder approval.
No Material Executive Perquisites	We do not provide our NEOs with material perks such as personal use of a corporate aircraft, use of a company car, country club memberships, or financial planning allowances as are provided by some of our peers.

CLAWBACK PROVISIONS

2016 LONG-TERM INCENTIVE PLAN

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, a current or former executive officer must forfeit and repay to the Company any compensation awarded under the 2016 LTIP to the extent specified in any of the Company's recoupment policies.

The 2016 LTIP also contains clawback provisions which provide that in the event that it is determined by the Committee or a court of competent jurisdiction that an executive, before or after the termination of his or her employment relationship with us, has committed certain acts which materially and adversely affect the Company, then the Board of Directors may determine that some or all awards granted to any participant (including vested awards that have been exercised, vested awards that have not been exercised, and awards that have not yet vested) and some or all net proceeds realized with respect to any such awards (including any dividends that have been paid with respect to shares of the common stock covered by the award) will be forfeited to the Company on such terms as determined by the Board of Directors.

SENIOR EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN

The Senior Executive Change in Control Severance Plan also contains clawback provisions which provide that in the event that it is determined that an executive, before or after the termination of his or her employment relationship with us, has committed certain acts which materially and adversely affect the Company, then some or all of such executive's awards (including cash bonuses paid to such executive by us or equity awards that vest after the effective date of the Senior Executive Change in Control Severance Plan) will be forfeited or repaid to us. For additional discussion regarding these clawback provisions, including those acts which could trigger such forfeiture, see the discussion under "– Potential Payments upon Termination or Change in Control – Senior Executive Change in Control Severance Plan" beginning on page 64.

IMPACT OF ACCOUNTING AND TAX TREATMENT

In recognizing share-based compensation, we follow the provisions of the authoritative guidance regarding share-based awards. This guidance establishes fair value as the measurement objective in accounting for stock awards and requires the application of a fair value based measurement method in accounting for compensation cost, which is recognized over the requisite service period. We use the Black-Scholes option pricing model to estimate the fair value of stock options and stock appreciation rights on the date of grant. The fair value of restricted stock awards and DSUs is determined based on the number of shares granted and the quoted price of our common stock on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period. For grants with a service condition only that are subject to pro-rata vesting, we recognize expense on a straight-line basis over the requisite service period for the entire award.

Section 162(m) of the Internal Revenue Code ("Section 162(m)") generally disallows a tax deduction to public companies for compensation in excess of $1,000,000 paid to certain "covered employees" in any single year. Prior to 2018, the Committee generally sought to structure our performance-based compensation elements in a manner intended, but not guaranteed, to qualify as "performance-based" for purposes of satisfying the conditions of an exemption to this limit on deductibility. For taxable years beginning after December 31, 2017, the Tax Cut and Jobs Act repealed this exemption from Section 162(m)'s deduction limit for all but certain grandfathered compensation arrangements that were in effect as of November 2, 2017. Because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and related regulations including the scope of relief for grandfathered arrangements, no assurance can be given that compensation awarded or paid in prior years and intended by the Committee to satisfy the requirements for deductibility under Section 162(m) will in fact be fully tax deductible. Notwithstanding the repeal of the "performance-based" compensation deduction pursuant to Section 162(m), the Company intends to continue subjecting a significant portion of the incentive compensation payable to our NEOs to the achievement of one or more performance metrics specified by the Committee.

SUMMARY COMPENSATION TABLE

The following table sets forth certain information regarding compensation paid during the last three fiscal years to each individual who served as our Chief Executive Officer during the year, our Chief Financial Officer, the next three most highly compensated executive officers and our former Brand President, Jos. A. Bank (collectively, the "Named Executive Officers" or "NEOs"):

Name and Principal Position[1]	Year	Salary ($)[2]	Bonus ($)	Stock Awards ($)[3]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
Dinesh S. Lathi President and Chief Executive Officer	2019	1,000,000	—	—	2,749,998	—	—	5,040	3,755,038
	2018	346,154	342,466[6]	1,149,975[7]	—	—	—	162,775	2,001,370
Jack P. Calandra Executive Vice President, Chief Financial Officer and Treasurer	2019	600,000	50,000[8]	—	449,998	—	—	5,040	1,105,038
	2018	580,769	—	1,379,968	269,995	309,204	—	4,125	2,544,061
	2017	500,000	170,000[9]	559,991	239,922	468,312	—	4,050	1,942,275
Carrie Ask Chief Customer Officer	2019	594,231	—	—	344,519	—	—	—	938,750
Boris P. Sherman Executive Vice President, Chief Technology Officer	2019	500,000	—	—	274,998	—	—	5,040	780,038
	2018	500,000	—	489,985	119,991	212,136	—	3,462	1,325,574
A. Alexander Rhodes Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	2019	450,000	50,000[8]	—	224,998	—	—	5,040	730,038
	2018	450,000	—	279,990	119,991	206,833	—	4,125	1,060,939
	2017	450,000	—	279,990	119,959	336,034	—	6,246	1,192,229
Mary Beth Blake Former Brand President, Jos. A. Bank	2019	521,154	—	—	274,998[10]	42,000	—	605,040	1,443,192
	2018	600,000	—	699,960	299,998	195,102	—	4,125	1,799,185

[1] Ms. Ask became a Named Executive Officer in fiscal 2019. Mr. Lathi, Mr. Sherman and Ms. Blake became Named Executive Officers in fiscal 2018. Mr. Lathi was appointed Executive Chairman effective October 1, 2018 and President and CEO of the Company effective March 27, 2019.

[2] Mr. Lathi's 2018 salary represents amount paid to him from the date he commenced his role as Executive Chairman of the Company effective October 1, 2018. Ms. Blake's 2019 salary represents amount paid to her from the beginning of the fiscal year to the date her employment with the Company ended on December 31, 2019.

[3] Represents aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. The value of PUs has been determined assuming the achievement of the performance conditions on the date of grant and represents the target amount that can be earned under the units. For PUs granted in May 2017, the aggregate grant date fair value assuming achievement of the maximum performance level would be: Mr. Calandra $640,000 and Mr. Rhodes $319,988. For performance units granted in April 2018, the aggregate grant date fair value assuming achievement of the maximum performance level would be: Mr. Calandra $719,974; Mr. Sherman $319,988; Mr. Rhodes $319,988 and Ms. Blake $799,971. These values exclude the accounting effect of any estimate of future service-based forfeitures and may not correspond to the amounts that will actually be realized by the NEOs. For additional information, including a discussion of the assumptions used to calculate these values, see Note 15 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2020. For additional information regarding these equity awards, see "– Compensation Discussion and Analysis – Elements of 2019 Compensation – Long Term Incentive Plan – Performance Units", "-Grants of Plan-Based Awards Table" and "-Outstanding Equity Awards at Fiscal Year End Table".

[4] Represents bonuses paid pursuant to our annual cash incentive plan. For additional information, see "–Compensation Discussion and Analysis – Elements of 2019 Compensation – Annual Cash Incentive Plan".

[5] Amounts shown in this column for 2019 include the following:

	Dinesh Lathi	Jack Calandra	Carrie Ask	Boris Sherman	A. Alexander Rhodes	Mary Beth Blake
Matching contributions under our 401(k) Plan ($)	5,040	5,040	—	5,040	5,040	5,040
Payments to Ms. Blake in connection with her Separation Agreement ($)*	—	—	—	—	—	600,000
Total ($)	5,040	5,040	—	5,040	5,040	605,040

* Reflects salary continuation payments to be paid in accordance with the Company's normal payment cycle for the period December 31, 2019 through December 31, 2020.

Amounts shown in this column for Mr. Lathi in 2018 reflect cash fees paid to him while serving as a non-employee director.

(6) Represents a one-time bonus paid to Mr. Lathi's in connection with his performance as Executive Chairman, as determined by the Board.

(7) Includes the grant date fair market value of $149,983 related to Mr. Lathi's annual Board of Directors DSU award granted prior to his appointment as Executive Chairman which was later pro-rated based on time in service exclusively to the Board, resulting in the forfeiture of 3,941 DSUs. Also includes the grant date fair market value of $999,992 related to Mr. Lathi's DSU award granted in connection with his appointment as Executive Chairman, which was later prorated in connection with his appointment as President and CEO based on the portion of the performance period that lapsed between the October 1, 2018 grant date and the grant date of Mr. Lathi's 2019 equity award, resulting in the forfeiture of 18,288 DSUs.

(8) Represents a one-time bonus payment to the executive for their leadership of the Company's divestiture of its corporate apparel business on August 16, 2019.

(9) Represents a signing bonus paid to Mr. Calandra (one half payment in January 2017 and the remaining half in July 2017).

(10) Ms. Blake resigned from the Company effective December 31, 2019, thus all of her unvested equity awards were cancelled on that date.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth certain information regarding grants of plan-based awards to our NEOs during the fiscal year ended February 1, 2020:

Name	Grant Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)[2]	Target ($)[2]	Maximum ($)[2]	Threshold (#)	Target (#)	Maximum (#)				
Dinesh S. Lathi	4/11/19	250,000	1,000,000	1,500,000	—	—	—	—	—	—	—
	4/22/19	—	—	—	—	—	—	—	914,476	7.62	2,749,998
	6/21/19	687,500	2,750,000	5,500,000	—	—	—	—	—	—	—
Jack P. Calandra	4/11/19	112,500	450,000	900,000	—	—	—	—	—	—	—
	4/22/19	—	—	—	—	—	—	—	149,641	7.62	449,998
	6/21/19	112,500	450,000	900,000	—	—	—	—	—	—	—
Carrie Ask	4/11/19	111,473	445,891[5]	891,782	—	—	—	—	—	—	—
	4/22/19	—	—	—	—	—	—	—	108,074	7.62	324,998
	6/21/19	81,250	325,000	650,000	—	—	—	—	—	—	—
	12/16/19	4,880	19,520	39,040	—	—	—	—	—	—	—
	12/16/19	—	—	—	—	—	—	—	8,189	4.12	19,520
Boris P. Sherman	4/11/19	75,000	300,000	600,000	—	—	—	—	—	—	—
	4/22/19	—	—	—	—	—	—	—	91,447	7.62	274,998
	6/21/19	68,750	275,000	550,000	—	—	—	—	—	—	—
A. Alexander Rhodes	4/11/19	73,125	292,500	585,000	—	—	—	—	—	—	—
	4/22/19	—	—	—	—	—	—	—	74,820	7.62	224,998
	6/21/19	56,250	225,000	450,000	—	—	—	—	—	—	—
Mary Beth Blake	4/11/19	106,250	425,000	850,000	—	—	—	—	—	—	—
	4/22/19	—	—	—	—	—	—	—	91,447[6]	7.62	274,998
	6/21/19	68,750	275,000[6]	550,000	—	—	—	—	—	—	—

(1) Represents the date when the Committee approved the targets for the NEOs' annual cash incentive bonus program or the grant was issued to such NEO.

(2) The awards granted on April 11, 2019 relate to our annual cash incentive program in which executive officers participate annually: 60% of the bonus criteria is based on the Company achieving certain adjusted EBIT targets (the "EBIT Performance Target Bonus"), 30% based on the Company achieving certain revenue targets (the "Revenue Performance Target Bonus") and the remaining 10% of the bonus criteria is based on the recipient achieving personal non-financial performance objectives ("Personal Performance Bonus"). As Jos. A. Bank Brand President, Ms. Blake's bonus criteria is based on Company adjusted EBIT (60%) and Jos. A. Bank revenue (30%). For 2019, the Committee approved a $191.7 million Threshold Performance Requirement, financial performance factors for (A) the EBIT Performance Target Bonus determined based on performance against EBIT goals as follows: (1) less than $191.7 million, 0%, (2) $191.7 million, 25%, (3) $201.7 million, 100%, and (4) $225.4 million, 200%, and (B) the Revenue Performance Target Bonus determined

based on performance against revenue goals as follows: (1) less than $2,904.0 million, 0%, (2) $2,904.0 million, 25%, (3) $2,994.0 million, 100%, and (4) $3,084.0 million, 200%. The qualitative assessment of each NEO's individual strategic performance is made by the Committee and is based on personal performance objectives set for each person participating in the program. The Committee may at its sole discretion determine the appropriate percentage to be paid out with respect to the Personal Performance Bonus, ranging from 0% to 200%, depending on whether the performance goals are determined not to have been met, partially met, met or exceeded. For purposes of this table, the columns assume that the Threshold Performance Requirement is met and payouts are as follows: (A) Threshold: EBIT Performance Target Bonus, Revenue Performance Target Bonus and Personal Performance Bonus, each 25%; (B) Target: EBIT Performance Target Bonus, Revenue Performance Target Bonus and Personal Performance Bonus, each 100%; and (C) Maximum: EBIT Performance Target Bonus, Revenue Performance Target Bonus and Personal Performance Bonus, each 200%, except for Mr. Lathi's maximum performance which is capped at 150%. For additional information, see "– Compensation Discussion and Analysis – Elements of 2019 Compensation – Annual Cash Incentive Plan". For the actual amounts paid to the NEOs pursuant to these grants under the 2019 bonus program, see the column titled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

Awards granted on June 21, 2019 and December 16, 2019 relate to performance-based cash incentive awards under our 2016 LTIP, which vest in 2022 and are payable based on the Company's cumulative adjusted EPS for the three-year period consisting of fiscal years 2019 through 2021, with a multiplier ranging from 25% to 200%. Performance targets will be disclosed in our proxy statement following the completion of the performance period. For purposes of this table, the columns assume payouts are as follows: (A) Threshold: 25%; (B) Target: 100%; and (C) Maximum: 200%. Ms. Ask received an additional prorated grant on December 16, 2019 in connection with her promotion to Chief Customer Officer. For additional information, see "– Compensation Discussion and Analysis – Elements of 2019 Compensation – Long Term Incentive Plan – Performance Based Cash Awards".

[3] Represents stock options, and in the case of Mr. Lathi also includes 414,476 stock appreciation rights, granted on April 22, 2019 under our 2016 LTIP, which vest at a rate of 33$^{1/3}$% per year on each of April 22, 2020, 2021 and 2022. Ms. Ask also received an additional prorated stock option grant on December 16, 2019 in connection with her promotion to Chief Customer Officer, which vests at a rate of 33$^{1/3}$% per year on each of December 16, 2020, 2021 and 2022. The stock options each have an exercise price equal to the closing price of our common stock on the NYSE on the date of grant and must be exercised within ten years of their respective dates of grant.

[4] Represents aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. For additional information, including a discussion of the assumptions used to calculate these values, see Note 15 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

[5] Ms. Ask's annual cash incentive was increased to $525,000 from $431,250 on December 5, 2019 due to her promotion to Chief Customer Officer; therefore, a prorated amount is reflected for fiscal 2019.

[6] Ms. Blake resigned from the Company effective December 31, 2019. Therefore, such award was cancelled on that date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table summarizes certain information regarding equity awards outstanding and held by each of the NEOs as of the end of the fiscal year ended February 1, 2020:

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Dinesh S. Lathi	—	500,000(2)	—	7.62	4/22/2029	—	—	—	—
	—	414,476(3)	—	7.62	4/22/2029	—	—	—	—
Jack P. Calandra	42,054	21,027(4)	—	11.36	5/17/2027	—	—	—	—
	8,726	17,452(5)	—	28.55	4/13/2028	—	—	—	—
	—	149,641(2)	—	7.62	4/22/2029	—	—	—	—
	—	—	—	—	—	7,042 (9)	28,027	—	—
	—	—	—	—	—	6,305 (10)	25,094	—	—
	—	—	—	—	—	15,225 (11)	60,596	—	—
	—	—	—	—	—	—	—	28,169 (14)	—
	—	—	—	—	—	—	—	6,305 (15)	25,092
Carrie Ask	5,871	11,743(6)	—	24.12	10/1/2028	—	—	—	—
	—	108,074(2)	—	7.62	4/22/2029	—	—	—	—
	—	8,189(7)	—	4.12	12/16/2029	—	—	—	—
	—	—	—	—	—	4,975 (12)	19,801	—	—
	—	—	—	—	—	—	—	4,975 (16)	19,801
Boris P. Sherman	18,876	9,438(8)	—	12.80	9/11/2027	—	—	—	—
	3,878	7,756(5)	—	28.55	4/13/2028	—	—	—	—
	—	91,447(2)	—	7.62	4/22/2029	—	—	—	—
	—	—	—	—	—	3,125 (13)	12,438	—	—
	—	—	—	—	—	2,802 (10)	11,152	—	—
	—	—	—	—	—	4,263 (11)	16,967	—	—
	—	—	—	—	—	—	—	12,500 (17)	—
	—	—	—	—	—	—	—	2,082 (15)	11,152
A. Alexander Rhodes	6,914	—	—	52.91	4/13/2025	—	—	—	—
	23,161	—	—	17.43	4/4/2026	—	—	—	—
	21,027	10,513 (4)	—	11.36	5/17/2027	—	—	—	—
	3,878	7,756 (5)	—	28.55	4/13/2028	—	—	—	—
	—	74,820 (2)	—	7.62	4/22/2029	—	—	—	—
	—	—	—	—	—	3,521 (9)	14,014	—	—
	—	—	—	—	—	2,802 (10)	11,152	—	—
	—	—	—	—	—	—	—	14,084 (14)	—
	—	—	—	—	—	—	—	2,802 (15)	11,152
Mary Beth Blake	52,567	—	—	11.36	3/30/2020	—	—	—	—
	9,695	—	—	28.55	3/30/2020	—	—	—	—

(1) Based on the closing price of $3.98 per share for our Common Stock on the NYSE on January 31, 2020, which was the last trading day of our fiscal year and, in the case of PUs included under the Equity Incentive Plan Awards columns, assumes achievement of the performance conditions at the threshold level for each such award, if applicable.

(2) Relates to an option award granted in April 2019 which vests at a rate of 33⅓% per year on each of April 22, 2020, 2021 and 2022.

(3) Relates to a stock appreciation right award granted in April 2019 which vests at of 33⅓% per year on each of April 22, 2020, 2021 and 2022.

(4) Relates to an option award granted in May 2017 which vests at a rate of 33⅓% per year on each of May 17, 2018, 2019 and 2020.

(5) Relates to an option award granted in April 2018 which vests at a rate of 33⅓% per year on each of April 13, 2019, 2020 and 2021.

(6) Relates to an option award granted in October 2018 which vests at a rate of 33⅓% per year on each of October 1, 2019, 2020 and 2021.

(7) Relates to an option award granted in December 2019 which vests at a rate of 33⅓% per year on each of December 16, 2020, 2021 and 2022.

(8) Relates to an option award granted in September 2017 which vests at a rate of 33⅓% per year on each of September 11, 2018, 2019 and 2020.

(9) Relates to DSUs granted in May 2017 which vest at a rate of 33⅓% per year on each of May 17, 2018, 2019 and 2020.

(10) Relates to DSUs granted in April 2018 which vest at a rate of 33⅓% per year on each of April 13, 2019, 2020 and 2021.

(11) Relates to DSUs granted in September 2018 which vest at a rate of 50% per year on each of September 17, 2019 and 2020.

(12) Relates to DSUs granted in October 2018 which vest at a rate of 33⅓% per year on each of October 1, 2019, 2020 and 2021.

(13) Relates to DSUs granted in September 2017 which vest at a rate of 33⅓% per year on each of September 11, 2018, 2019 and 2020.

(14) Relates to PUs granted in May 2017, representing the right to receive up to two shares of common stock for each PU granted. These PUs vest 100% on May 17, 2020, subject to meeting the adjusted earnings per share performance target for fiscal 2019 of $1.89. The Company has determined that the performance target was not achieved and these awards will not vest; therefore, no value is assigned to such awards in the table. For further information, see "– Compensation Discussion and Analysis – Elements of 2019 Compensation – Long-Term Incentive Plan – Performance Units".

(15) Relates to PUs granted in April 2018, representing the right to receive up to two shares of common stock for each PU indicated above. These PUs vest 100% on April 13, 2021, subject to meeting the adjusted earnings per share performance target for fiscal 2020. Assuming the performance target is achieved, the number of PUs earned will be adjusted by a multiplier, ranging from 50% to 200%, related to the Company's adjusted earnings per share delivered for fiscal 2020. These PUs are shown in the table at threshold, or 50% achievement. For further information, see "– Compensation Discussion and Analysis – Elements of 2019 Compensation – Long-Term Incentive Plan – Performance Units".

(16) Relates to PUs granted in October 2018, representing the right to receive up to two shares of common stock for each PU indicated above. These PUs vest 100% on October 1, 2021, subject to meeting the adjusted earnings per share performance target for fiscal 2020. Assuming the performance target is achieved, the number of PUs earned will be adjusted by a multiplier, ranging from 50% to 200%, related to the Company's adjusted earnings per share delivered for fiscal 2020. These PUs are shown in the table at threshold, or 50% achievement. For further information, see "– Compensation Discussion and Analysis – Elements of 2019 Compensation – Long-Term Incentive Plan – Performance Units".

(17) Relates to PUs granted in September 2017, representing the right to receive up to two shares of common stock for each PU granted. These PUs vest 100% on September 11, 2020, subject to meeting the adjusted earnings per share performance target for fiscal 2019 of $1.89. The Company has determined that the performance target was not achieved and these awards will not vest; therefore, no value is assigned to such awards in the table. For further information, see "– Compensation Discussion and Analysis – Elements of 2019 Compensation – Long-Term Incentive Plan – Performance Units".

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth the amount realized (before any tax withholding) by each of the NEOs regarding the exercise of options and the vesting of PUs and DSUs during the fiscal year ended February 1, 2020:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Dinesh S. Lathi	—	—	24,678	184,927
Jack P. Calandra	—	—	25,419	142,923
Carrie Ask	—	—	2,487	11,142
Boris P. Sherman	—	—	8,789	52,184
A. Alexander Rhodes	—	—	20,626	133,275
Mary Beth Blake	—	—	47,866	317,237

[1]   Value realized upon vesting is based upon closing price of our common stock on the vesting date.

PENSION BENEFITS

We currently have no defined benefit pension plans in which our executive officers participate.

NONQUALIFIED DEFERRED COMPENSATION

We currently have no nonqualified defined contribution plans which provide for the deferral of compensation on a basis that is not tax qualified.

CEO PAY RATIO

Under rules adopted pursuant to the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010, we are required to calculate and disclose the total compensation paid to our median paid employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to our CEO. The following describes our methodology for identifying and calculating the total compensation paid to our median employee and the resulting CEO Pay ratio.

MEASUREMENT DATE

We identified the median employee using our employee population on February 1, 2020.

CONSISTENTLY APPLIED COMPENSATION MEASURE (CACM)

The applicable rules require us to identify the median employee by use of a "consistently applied compensation measure," or CACM. We chose a CACM that closely approximates the annual total direct compensation of our employees. Specifically, we identified the median employee by looking at annual base pay, earned bonus, earned commission, other cash payments (e.g., wellness program incentives, employee incentive contests, disqualifying dispositions in our employee stock purchase plan, etc.) and the grant date fair value for annual equity awards. We converted earnings paid in local currency to U.S. dollars by applying the exchange rate applicable on February 1, 2020. As permitted by applicable SEC regulations, we did not annualize the compensation paid to partial-year employees or employees who were on an unpaid leave of absence and we did not utilize any cost-of-living adjustment.

PAY RATIO

After applying our CACM methodology described above, we concluded that our median employee compensation for fiscal 2019 was $28,075, which reflects a less than 1% increase from our median employee compensation for fiscal 2018. For purposes of this calculation, we used our CEO's pay of $3,755,038 as reported in the Summary Compensation Table in this proxy. Based on the described methodology, our CEO to median employee pay ratio is 134:1, which reflects a 41% increase from our fiscal 2018 ratio of 95:1. The increase was due to the changes in Mr. Lathi's 2019 compensation as President and CEO as compared to Mr. Lathi's 2018 compensation which was reflective of his role as Executive Chairman and interim PEO.

This information is being provided for compliance purposes only. Neither the Committee nor management of the Company used the pay ratio measure in making compensation decisions. Also, as a result of our methodology used to determine the pay ratio, our pay ratio may not be comparable to the pay ratios of other companies because other companies may rely on different methodologies, estimates or assumptions, or may make adjustments that we do not make.

EMPLOYMENT AGREEMENTS

We do not have employment agreements with any of our executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

SENIOR EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN

GENERAL

The Company maintains a Senior Executive Change in Control Severance Plan in which each of our NEOs participate. The Senior Executive Change in Control Severance Plan does not limit or otherwise affect any rights an executive may have under any other contract or agreement with the Company or any of our affiliates.

Pursuant to the plan, a "Change in Control" generally occurs when:

- our directors cease to constitute a majority of the members of the Board;
- a merger, consolidation or similar transaction of the Company with another entity is consummated;
- a merger of a significant wholly-owned subsidiary with another entity (other than an affiliated entity);
- any person, other than a specified owner (as defined in the agreement), becomes a beneficial owner, directly or indirectly, of 30% or more of the combined voting power of our then outstanding voting securities;
- a sale, transfer, lease or other disposition of all or substantially all of the assets of the Company is consummated; or
- our shareholders approve a plan of complete liquidation or dissolution of the Company.

CHANGE IN CONTROL BENEFITS

If a Change in Control occurs and an executive's employment by the Company is terminated, the executive shall be entitled to the following benefits:

- If the executive's employment by the Company is:
  - terminated by the Company as a result of the occurrence of an Event of Termination for Cause (as defined below) or by the executive before the occurrence of an Event of Termination for Good Reason (as defined below),
  - automatically terminated as a result of the executive's death, or
  - automatically terminated as a result of the executive's disability (as defined in the Senior Executive Change in Control Severance Plan),

then we shall pay to the executive, or the executive's estate or beneficiaries, as applicable, those amounts earned or benefits accumulated due to the executive's continued service through his termination date.

- If the executive's employment by the Company is terminated by us other than as a result of the occurrence of an Event of Termination for Cause or by the executive after the occurrence of an Event of Termination for Good Reason, then we shall pay to the executive those amounts earned or benefits accumulated due to the executive's continued service through his termination date as well as:

  - a lump sum equal to two times the sum of (1) the amount of the base salary for the fiscal year in which the executive's termination date occurs or for the immediately preceding fiscal year, whichever is higher and (2) an amount equal to the executive's target annual performance bonus for the fiscal year in which the executive's termination date occurs or the immediately preceding fiscal year, whichever is higher, and

  - a lump sum equal to 24 months of total monthly basic life insurance premium (both the portion paid by us and the portion paid by the executive) applicable to the executive's basic life insurance coverage on his termination date (provided that if a conversion option is applicable under our group life insurance program, the executive may, at his option, convert his basic life insurance coverage to an individual policy after his termination date by completing the forms required by us).

    In addition, we at our sole expense shall take the following actions: (1) for two years, or the date on which the executive becomes employed on a full-time basis by another person (the "Coverage Period"), we shall maintain, and not materially reduce the benefits provided by, our group health plan; and (2) we shall arrange for the executive's uninterrupted participation throughout the Coverage Period in our group health plan; provided that if the executive's participation after the termination date in such group health plan is not permitted by the terms of that plan, then throughout the Coverage Period, we shall provide the executive with substantially the same benefits.

Assuming that a Change in Control occurred during fiscal 2019 and each of the executives were terminated under the above-described circumstances effective as of February 1, 2020, the NEOs would have been entitled to receive the following:

Name	2x Base & Bonus ($)	Insurance Premiums ($)	Health Coverage ($)	Total ($)[1]
Dinesh S. Lathi	4,000,000	2,550	—	4,002,550
Jack P. Calandra	2,100,000	2,550	17,073	2,119,623
Carrie Ask	2,450,000	2,550	28,754	2,481,304
Boris P. Sherman	1,600,000	2,550	28,754	1,631,304
A. Alexander Rhodes	1,485,000	2,448	18,870	1,506,318
Mary Beth Blake[2]	—	—	—	—

[1] Does not include dividend equivalent or other amounts earned or benefits accumulated due to continued service through February 1, 2020.

[2] Ms. Blake was no longer employed by the Company on February 1, 2020; therefore, she would not have been entitled to receive the described benefits.

Pursuant to the terms of the Senior Executive Change in Control Severance Plan, an "Event of Termination for Cause" shall be deemed to have occurred if, after a Change in Control, the executive shall have committed:

- gross negligence or willful misconduct in connection with his duties or in the course of his employment with the Company or any wholly-owned subsidiary;

- an act of fraud, embezzlement or theft in connection with his duties or in the course of his employment with the Company or any wholly-owned subsidiary;

- intentional wrongful damage to property (other than of a de minimis nature) of the Company or any wholly-owned subsidiary;

- intentional wrongful disclosure of secret processes or confidential information of the Company or any wholly-owned subsidiary which the executive believes or reasonably should believe will have a material adverse effect on the Company; or

- an act leading to a conviction of a felony, or a misdemeanor involving moral turpitude.

Further, an "Event of Termination for Good Reason" shall generally occur if any of the following occur on or after a Change in Control:

• a material reduction in status, title, position or responsibilities;

• a reduction in annual base salary as in effect immediately before the occurrence of the Change in Control or as annual base salary may be increased from time to time after that occurrence;

• a reduction in target and/or maximum bonus potential;

• a mandatory relocation of employment with the Company; or

• any material changes to the Company's basic benefit plans, paid vacation days or any other non-contractual benefits that were provided by the Company immediately before the occurrence of the Change in Control.

In addition, pursuant to the terms of the Senior Executive Change in Control Severance Plan:

• any stock options, stock appreciation rights, restricted stock, and DSUs granted to the NEOs become fully exercisable or vest if a Change in Control occurs and the NEO is terminated without cause or for good reason; and

• remaining PUs and Performance Cash will vest as set out in the award agreements related to each such PU, which provide for vesting under various scenarios depending on the timing of the Change in Control relative to the end of the applicable performance period.

If a Change in Control occurred on February 1, 2020 and each of the executives were terminated without cause or for good reason, the following awards would have vested for each of the NEOs which, based on the closing sales price of $3.98 for our common stock on January 31, 2020 (the last trading day of the fiscal year ended February 1, 2020), would have resulted in the indicated realized value to the NEOs:

Name	Option and Stock Appreciation Right Awards		Restricted Stock, DSU and Performance Unit Awards		Performance Cash Awards	Total Value Realized ($)[1]
	Number of Shares (#)	Value Realized ($)	Number of Shares or Units (#)	Value Realized ($)	Value Realized ($)	
Dinesh S. Lathi	914,476	—	—	—	2,750,000	2,750,000
Jack P. Calandra	188,120	—	69,350	276,013	450,000	726,013
Carrie Ask	128,006	—	14,925	59,402	344,520	403,922
Boris P. Sherman	108,641	—	28,294	112,610	275,000	387,610
A. Alexander Rhodes	93,089	—	26,011	103,524	225,000	328,524
Mary Beth Blake[2]	—	—	—	—	—	—

[1] Does not include dividend equivalents or other amounts earned or benefits accumulated due to continued service through February 1, 2020.

[2] Ms. Blake was no longer employed by the Company on February 1, 2020; therefore, she would not have been entitled to receive the described benefits.

CLAWBACK PROVISIONS

The Senior Executive Change in Control Severance Plan provides that if an executive, before or after the termination of his employment relationship with us, has committed certain acts which materially and adversely affect the Company, then some or all (A) benefits payable or to be provided, or previously paid or provided, to the executive under the Senior Executive Change in Control Severance Plan or (B) cash bonuses paid to the executive by the Company, or equity awards granted to the executive by the Company that vest, on or after the effective date of the Senior Executive Change in Control Severance Plan will be forfeited to us on such terms as determined by the Board. Those acts which could trigger such a forfeiture include:

• fraud, embezzlement, theft, felony, or similar acts of dishonesty in the course of the executive's employment with us which damaged the Company,

• knowingly causing or assisting in causing our financial statements to be misstated or the Company to engage in criminal misconduct,

• disclosing our trade secrets, or

• violating the terms of any non-competition, non-disclosure, or similar agreement with respect to us to which the executive is a party.

POTENTIAL PAYMENTS TO OTHER NAMED EXECUTIVE OFFICERS

As part of their respective offer letters, the Company agreed that:

- if Mr. Lathi is terminated without cause or he resigns for good reason (each as defined in the Senior Executive Change in Control Severance Plan), Mr. Lathi will be entitled to receive 52 weeks of his then-current base salary, 100% of his then current target annual bonus, any actual bonus earned for the year in which the termination occurs prorated to reflect the portion of the performance period he is actually employed by the Company and $25,000 to apply to his COBRA expenses for one year. In addition, with respect to any then outstanding vested stock options and vested stock appreciation rights at the time of Mr. Lathi's termination of employment, he will have the opportunity to exercise such awards no later than the earlier of (i) two years following the date of his termination of employment; and (ii) the date on which such awards expire. The severance payments and extended exercise rights of stock options and stock appreciation rights are subject to the timely execution of a Separation Agreement and full release of claims. If Mr. Lathi were to have been terminated without cause or he resigned for good reason on February 1, 2020, he would have been entitled to receive $2,125,000, which includes 100% of the $100,000 actual bonus earned as the full year would have been completed as of February 1, 2020.

- in the event of termination without cause, Mr. Calandra will receive 52 weeks of salary and a pro-rata share of his target bonus under the Company's annual cash incentive plan. If Mr. Calandra were to have been terminated without cause on February 1, 2020, he would have been entitled to receive $1,050,000, which includes 100% as the pro rata bonus amount as the full year would have been completed as of February 1, 2020.

- in the event of termination without cause, Mr. Sherman will receive 52 weeks of salary. If Mr. Sherman were to have been terminated without cause on February 1, 2020, he would have been entitled to receive $500,000.

ACTUAL PAYMENTS TO MS. BLAKE

Effective December 31, 2019, Ms. Blake resigned from her position as Brand President, Jos. A. Bank. In connection with her resignation, the Company entered into a Separation Agreement with Ms. Blake. Per the terms of the Separation Agreement, Ms. Blake will receive (i) $600,000 to be paid through the first anniversary of the Termination Date in substantially equal installments, (ii) a lump sum payment of $42,000 representing the bonus earned by Ms. Blake under the Company's annual incentive plan for fiscal 2019, to be paid no later than April 15, 2020, (iii) a lump sum payment of $40,000 payable within 15 days of her Termination Date in consideration for certain equity awards that would have vested in April 2020, (iv) a lump sum payment of $12,000 for health insurance premiums, and (v) up to $10,000 in reimbursements for outplacement services. Pursuant to the Separation Agreement, Ms. Blake provided a full release of all claims related to her employment with and/or separation from the Company and agrees not to work for certain named competitors of the Company or solicit employees from the Company for a period of twelve months following her Termination Date.

The following table summarizes the payments to Ms. Blake as a result of her separation:

Cash Severance[1]	Equity[2]	Health Coverage[3]	Additional Payments[4]	Total
$600,000	$40,000	$12,000	$52,000	$704,000

[1] Ms. Blake will receive salary continuation payments totaling $600,000. These payments started on December 31, 2019 and will be paid through the first anniversary of that date in equal installments.

[2] Represents compensation in consideration for certain equity awards that would have vested in April 2020.

[3] Represents a lump sum payment for health insurance premiums.

[4] Represents $42,000 earned by Ms. Blake under the Company's annual incentive plan for fiscal 2019 and $10,000 in reimbursements for outplacement services.

TAILORED BRANDS 2016 LONG-TERM INCENTIVE PLAN

PROPOSAL 4:
ADOPT THE TAILORED BRANDS, INC. 2016 LONG-TERM INCENTIVE PLAN, AS AMENDED AND RESTATED

WHAT AM I VOTING ON?

Shareholders are being asked to approve an amendment and restatement of our 2016 Long-Term Incentive Plan to (1) increase the number of available shares by 3.3 million shares and (2) make certain other technical changes including, without limitation: (a) removing or revising the provisions of the 2016 LTIP regarding performance-based compensation under Section 162(m) (as defined below) that have become obsolete; (b) increasing the annual limits on awards that may be granted to an employee; (c) clarifying that no dividends will be paid on unvested or unearned awards under the 2016 LTIP; (d) allowing withholding for taxes at a rate in excess of the minimum required rate and (e) reducing the fungible ratio.

VOTING RECOMMENDATION: FOR

The Board and management believe it is important that the 2016 LTIP, as proposed to be amended and restated, be approved in order to maintain the Company's ability to attract and retain key personnel and continue to provide them with strong incentives to contribute to the Company's future success.

On April 16, 2020, pursuant to authority delegated by the Board on March 25, 2020, the Compensation and Organizational Development Committee unanimously adopted, subject to approval by our shareholders, the Tailored Brands, Inc. 2016 Long Term Incentive Plan, as Amended and Restated (the "2016 LTIP"). We are submitting the 2016 LTIP, as proposed to be amended and restated, to our shareholders for approval to:

- increase the number of shares of common stock available for issuance under the 2016 LTIP by 3.3 million shares; and
- make certain other technical changes including, without limitation:
  - removing or revising the provisions of the 2016 LTIP regarding performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations promulgated thereunder ("Section 162(m)"), that have become obsolete as a result of the repeal by the Tax Cuts and Jobs Act of 2017 (the "Tax Act") of the performance-based compensation exemption from Section 162(m),
  - increasing the annual limits on awards that may be granted to an employee,
  - clarifying that no dividends will be paid on unvested or unearned awards under the 2016 LTIP,
  - allowing withholding for taxes at a rate in excess of the minimum required rate, and
  - reducing the fungible ratio from 2:1 to 1.75:1.

The purpose of the 2016 LTIP is to advance the interests of the Company and its shareholders and promote the long term growth of the Company by providing participants with incentives to maximize shareholder value and to otherwise contribute to the success of the Company, thereby aligning the interests of participants with the interests of our shareholders and providing them additional incentives to continue in their employment or affiliation with us. The 2016 LTIP serves these purposes by making equity-based and equity-related awards ("Awards") available for grant to eligible participants in the form of:

- nonqualified stock options to purchase our common stock ("NQSOs"),
- incentive stock options to purchase our common stock ("ISOs" and, together with NQSOs, "Options"),
- stock appreciation rights ("SARs"),
- restricted common stock ("Restricted Stock"),
- deferred stock units ("DSUs"),
- awards denominated in cash that are subject to the attainment of performance goals ("Cash Based Awards"),
- Restricted Stock Awards that are subject to the attainment of performance goals ("Performance Stock Awards"),
- DSU Awards that are subject to the attainment of performance goals ("Performance Unit Awards"), and
- equity based or equity related Awards not otherwise described by the terms and provisions of the 2016 LTIP ("Other Stock Based Awards").

THE PROPOSED AMENDMENTS

The 2016 LTIP, as proposed to be amended and restated, would make the following significant changes, subject to the approval of shareholders.

INCREASE IN SHARE AUTHORIZATION

We are proposing to increase the maximum aggregate number of shares of common stock available for issuance under the 2016 LTIP by 3.3 million shares from 9.3 million shares to 12.6 million shares.

The Board and management believe equity compensation is a valuable tool to maintain the Company's ability to attract and retain key personnel, continue to provide them with strong incentives to contribute to the Company's future success and align the interests of our personnel with the interests of our shareholders. Accordingly, we strongly believe that amending and restating the 2016 LTIP is important to our future success.

If our shareholders approve the 2016 LTIP, as proposed to be amended and restated, we would expect to have a sufficient number of shares of common stock available for issuance under the 2016 LTIP to continue to provide equity-based incentive compensation through fiscal 2021. If our shareholders do not approve the 2016 LTIP, as proposed to be amended and restated, we may not have sufficient shares of common stock available for issuance under the 2016 LTIP to fully execute our equity compensation program beyond fiscal 2020. We believe that such a lack of available equity would materially limit our ability to attract, retain and motivate individuals integral to achieving our business goals and objectives and place us at a competitive disadvantage.

We recognize that equity awards dilute existing shareholders. In reaching our conclusion as to the appropriate number of shares of common stock to seek to add to the 2016 LTIP in this proposal, we reviewed, among other things, our burn rate. Burn rate measures how rapidly a company is depleting its shares reserved for equity compensation and is commonly used by investors and proxy advisory firms to evaluate proposals relating to equity compensation plans.

- Our average burn rate over the three years ended February 1, 2020 (calculated as equity-based awards granted at target under our equity compensation plan for the relevant year, divided by average basic common shares outstanding for that year) is approximately 4.5%.
- Our average burn rate over the three years ended February 1, 2020 is generally consistent with similarly-sized retail companies and is well below the industry benchmark published by a major proxy advisory firm indicating an excessive burn rate.
- The potential dilution resulting from issuing the aggregate number of shares of common stock that would be available for issuance under the 2016 LTIP upon approval of this proposal (i.e., the approximately 4.1 million shares currently remaining for issuance plus the additional 3.3 million shares requested for issuance) and taking into account outstanding awards, would be 20% on a fully-diluted basis.

For more information concerning the number of shares of common stock available for issuance under the 2016 LTIP and the outstanding awards under the 2016 LTIP and its predecessor plans, see "—Plan Benefits" and "Stock Ownership Information—Equity Compensation Plan Information" on pages 81 and 83 of this proxy statement, respectively.

REMOVE OR REVISE OBSOLETE PROVISIONS REGARDING PERFORMANCE-BASED COMPENSATION

Section 162(m) generally limits the deduction that we may take for certain remuneration paid in excess of $1,000,000 to any "covered employee" (as defined in Section 162(m)) in any one taxable year. Prior to the enactment of the Tax Act, compensation that qualified as "performance-based" was excluded for purposes of calculating the amount of compensation subject to the $1,000,000 million limit. The Tax Act repealed the performance-based compensation exemption from Section 162(m).

The 2016 LTIP, as proposed to be amended and restated, would remove or revise the provisions of the 2016 LTIP that have become obsolete as a result of such repeal and provide the Committee with discretion to (1) select objective and subjective performance goals applicable to Cash-Based Awards, Performance Stock Awards and Performance Unit Awards that are not specifically identified in the 2016 LTIP and (2) both increase and reduce the amount of a Cash-Based Award, Performance Stock Award or Performance Unit Award actually paid to a participant.

INCREASES IN ANNUAL LIMITS ON AWARDS THAT MAY BE GRANTED TO AN EMPLOYEE

Although many companies are removing the annual limits on awards that may be granted to an employee in response to the repeal of the performance-based compensation exemption from 162(m), the 2016 LTIP, as proposed to be amended and restated, retains increased annual limits on equity Awards that may be granted to an employee and only removes the limit on cash awards.

The 2016 LTIP, as proposed to be amended and restated, does not modify the limit on the maximum number of shares of common stock subject to Awards that may granted during a single fiscal year to any non-employee director.

See "—Available Common Stock" on page 72 of this proxy statement for more information regarding the annual limits on Awards that may be granted to an employee, as proposed to be amended and restated.

NO PAYMENTS OF DIVIDENDS ON UNVESTED OR UNEARNED AWARDS

The 2016 LTIP, as proposed to be amended and restated, provides that any dividends paid with respect to any Award under the 2016 LTIP will be subject to the same vesting, transferability and forfeiture restrictions applicable to such Award and any such dividends will be payable only at the time and to the extent that the vesting, transferability and forfeiture restrictions applicable to such Award lapse; provided, that, to the extent that such vesting, transferability or forfeiture restrictions do not lapse, such dividends will be forfeited. We believe that clearly establishing a prohibition on the payment of dividends on unvested or unearned Awards is consistent with best practice and reflects our commitment to good corporate governance.

ALLOW WITHHOLDING FOR TAXES IN EXCESS OF THE MINIMUM REQUIRED RATES

The 2016 LTIP, as proposed to be amended and restated, allows withholding for taxes at a rate elected by the employee in excess of the minimum required rate.

REDUCING THE FUNGIBLE RATIO FROM 2:1 TO 1.75:1

Under the 2016 LTIP, as proposed to be amended and restated, for Awards other than Options and SARs, we will reduce the number of shares of our common stock available for issuance under the 2016 LTIP by an amount equal to the number of shares of common stock subject to such Award multiplied by 1.75. This will allow the Company to extend the life of the plan when granting full value awards.

KEY PLAN FEATURES

The 2016 LTIP, as proposed to be amended and restated, includes provisions designed to protect the interests of our shareholders and reflect corporate governance best practices, including:	
No Single Trigger Accelerated Vesting Upon Change in Control	The 2016 LTIP does not provide for any automatic mandatory vesting of awards upon a change in control.
No Liberal Share Counting or Recycling	The following shares of common stock will not become available again for issuance under the 2016 LTIP: (1) shares withheld from the payment of an Award (or an award under our prior 1996 Long-Term Incentive Plan (the "1996 LTIP") or our prior 2004 Long-Term Incentive Plan (the "2004 LTIP")) to satisfy tax obligations with respect to the Award; (2) shares tendered in payment of the exercise price of an Option (or an option under the 1996 LTIP or the 2004 LTIP); (3) shares not issued upon the "net settlement" of a SAR (or a stock appreciation right under the 1996 LTIP or the 2004 LTIP); and (4) shares that we repurchase on the open market with the proceeds of the exercise price of an Option (or proceeds of the exercise price of an option under the 1996 LTIP or the 2004 LTIP).
Minimum Vesting Requirements	The 2016 LTIP provides that no Award will vest until at least one year following the grant date of the award, except in the case of death, disability or change in control; provided, however, that up to 5% of the aggregate number of shares that may be issued under the 2016 LTIP may be subject to Awards that do not meet such vesting requirements.
Awards Subject to Forfeiture/ Clawback	If we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under applicable securities laws, a current or former executive officer must forfeit and repay to us any compensation awarded under the 2016 LTIP to the extent specified in any of our recoupment policies established or amended (now or in the future).
Repricing/Cash Buyout of Underwater Options and SARs Not Allowed Without Shareholder Approval	The Committee may not directly or indirectly lower the exercise price of a previously granted Option or SAR or cancel a previously granted Option or SAR for a payment of cash or other property, without the prior approval of our shareholders.
No Evergreen Provision	The 2016 LTIP does not contain an annual "evergreen" provision. The 2016 LTIP authorizes the issuance of a fixed number of shares and requires shareholder approval for the issuance of any additional shares, which provides our shareholders with direct input on our equity compensation programs.
No Liberal Change in Control Definition; Require Consummation of a Change in Control Event	The change in control definition in the 2016 LTIP is not a "liberal" definition. A change in control transaction must actually occur to trigger the change in control provisions in the 2016 LTIP.
No Discount Stock Options or SARs	All Options and SARs granted under the 2016 LTIP must have an exercise price equal to or greater than the fair market value of our common stock on the grant date.
No Dividends or Dividend Equivalents on Unvested or Unearned Awards	Any dividends paid with respect to any Award under the 2016 LTIP will be subject to the same vesting, transferability and forfeiture restrictions applicable to such Award and any such dividends will be payable only at the time and to the extent that the vesting, transferability and forfeiture restrictions applicable to such Award lapse. Any dividend equivalents paid under an Award will be subject to restrictions and a substantial risk of forfeiture to the same extent as the Award with respect to which such dividend equivalents are to be paid.
Limit on Non-Employee Director Awards	The maximum number of shares of common stock subject to Awards granted during a single fiscal year to any non-employee director, together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $500,000 in total value.

SUMMARY OF THE PLAN

The material features of the 2016 LTIP, as proposed to be amended and restated, are summarized below. This summary is qualified in its entirety by reference to the complete text of the 2016 LTIP, as proposed to be amended and restated, which is attached to this Proxy Statement as Appendix A.

ADMINISTRATION

The Compensation and Organizational Development Committee administers the 2016 LTIP. The 2016 LTIP requires the Committee to be comprised of at least two directors, each of whom will be a "non-employee" director (within the meaning of Rule 16b-3 under the Exchange Act). The Committee currently consists of two directors, each of whom is a "non-employee director."

In its capacity as plan administrator, the Committee has full and exclusive power to interpret and apply the terms and provisions of the 2016 LTIP and Awards made under the 2016 LTIP, and to adopt such rules, regulations and guidelines for implementing the 2016 LTIP as the Committee may deem necessary or proper. In carrying out its authority under the 2016 LTIP, the Committee has full and final authority and discretion, including the following rights, powers and authorities to:

- determine the participants to whom and the times at which Awards will be made,
- determine the number and exercise price of shares of our common stock covered in each Award,
- determine the terms, provisions and conditions of each Award,
- accelerate the time at which any outstanding Award will vest,
- prescribe, amend and rescind rules and regulations relating to administration of the 2016 LTIP, and
- make all other determinations and take all other actions deemed necessary, appropriate or advisable for the proper administration of the 2016 LTIP.

All determinations and decisions made by the Committee pursuant to the provisions of the 2016 LTIP and all related orders and resolutions of the Committee are final, conclusive and binding on all parties.

With respect to each Award granted under the 2016 LTIP, we will enter into a written or electronic award agreement with the participant which describes the terms and conditions of the Award, including the type of Award and when and how it may be exercised or earned, any exercise price associated with the Award how the Award will or may be settled and any other applicable terms and conditions affecting the Award.

ELIGIBILITY

The following may receive Awards under the 2016 LTIP:

- employees of the Company and its affiliates,
- persons who have agreed to become employees of the Company and its affiliates and are expected to become such within three months of the date of the Award,
- non-employee directors of the Company, and
- consultants who render services to the Company or its affiliates (other than the prohibited services described in the 2016 LTIP).

As of the Record Date, we had approximately 19,300 employees and five non-employee directors. We are unable to reasonably estimate the number of third-party consultants who will be eligible to receive Awards under the 2016 LTIP. We have not granted any Awards under the 2016 LTIP to consultants and we expect that any such Awards would be rare.

AVAILABLE COMMON STOCK

Subject to approval by our shareholders of the 2016 LTIP, as amended and restated, and subject to the adjustments discussed below, the aggregate number of shares of our common stock available for the grant of Awards under the 2016 LTIP will be 12.6 million. The shares of our common stock that may be delivered under the 2016 LTIP may consist of treasury shares and authorized and unissued shares of common stock.

Upon the grant of an Option or a SAR, we will reduce the number of shares of our common stock available for issuance under the 2016 LTIP by an amount equal to the number of shares of common stock subject to such Award. Upon the grant of an Award other than an Option or a SAR, we will reduce the number of shares of our common stock available for issuance under the 2016 LTIP by an amount equal to the number of shares of common stock subject to such Award multiplied by 1.75. In the case of any SAR which is settled in shares of our common stock, the number of shares of common stock subject to the SAR will be counted against the aggregate number of shares of our common stock available for future Awards for every share of common stock subject to the SAR, regardless of the number of shares of common stock used to settle the SAR upon exercise.

The following shares of our common stock may be awarded under the 2016 LTIP and do not count against the 12.6 million share limit:

• shares of common stock allocable to the portion of an Award granted under the 2016 LTIP that terminates or expires, is forfeited or cancelled for any reason, or is settled in cash in lieu of shares of common stock or in a manner such that all or some of the shares of common stock covered by the Award are not issued or are exchanged for Awards that do not involve shares of common stock,

• shares of common stock subject to outstanding awards under the 1996 LTIP or the 2004 LTIP as of the original effective date of the 2016 LTIP that, on or after such effective date, cease to be subject to such awards other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in shares of our common stock, and

• shares of common stock granted through the assumption of, or in substitution for, outstanding awards granted by a company to individuals who become eligible participants in the 2016 LTIP as the result of a merger, consolidation, acquisition or similar corporate transaction involving such company and the Company or any of its affiliates.

During any fiscal year of the Company, the Committee may not grant any employee:

• Options or SARs covering more than 1,500,000 shares of our common stock,

• Performance Stock Awards or Performance Unit Awards covering more than 900,000 shares of our common stock, or

• Performance Stock Awards or Performance Unit Awards settled in cash that have a fair market value in excess of the fair market value of a share of common stock on the applicable payment or settlement date of the Award multiplied by 900,000.

The maximum number of shares of our common stock subject to Awards granted during a single fiscal year to any non-employee director, together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $500,000 in total value (based on the grant date fair value of such Awards for financial reporting purposes).

If and to the extent necessary or appropriate to reflect any stock dividend, extraordinary dividend, stock split or share combination or any recapitalization, merger, consolidation, exchange of shares, spin-off, liquidation or dissolution of the Company or other similar transaction affecting our common stock, the Committee will adjust the number of shares of common stock available for issuance under the 2016 LTIP, any other limit applicable under the 2016 LTIP with respect to the number of Awards that may be granted thereunder, and the number, class and exercise price (if applicable) or base price (if applicable) of any outstanding Award, and/or make such substitution, revision or other provisions or take such other actions with respect to any outstanding Award or the holder or holders thereof, in each case as it determines to be equitable.

On the Record Date, the closing price of our common stock on the NYSE was $1.58.

TYPES OF AWARDS

OPTIONS

The Committee may grant Options at any time during the term of the 2016 LTIP in such number and upon such terms as it determines; provided, that to the extent that the aggregate fair market value (as defined in the 2016 LTIP) of shares of our common stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, such Options will be treated as NQSOs.

The exercise price of any Option will at least equal the fair market value of our common stock (i.e., the closing price of our common stock on the NYSE) on the date the Option is granted, and may be paid (1) in cash, (2) by tendering previously-acquired shares of our common stock, (3) by a cashless exercise or (4) through any other method approved by the Committee.

The Committee will also determine the term of the option (which may not exceed ten years), the vesting terms and conditions and any other terms and conditions of the Option, all of which will be reflected in the related award agreement. The award agreement will specify whether the Option is intended to be an ISO or a NQSO. The Committee may grant all of the common stock available for issuance under the 2016 LTIP with respect to ISOs. However, the Committee may only grant ISOs to employees of the Company or its subsidiaries, and ISOs will be subject to certain additional restrictions, including without limitation compliance with the requirements of Section 422 of the Code.

STOCK APPRECIATION RIGHTS (SARs)

The Committee may grant SARs at any time during the term of the 2016 LTIP in such number and upon such terms as it determines. The exercise price of any SAR will at least equal the fair market value of our common stock on the date the SAR is granted. The Committee will also determine the term of the SAR (which may not exceed ten years), the vesting terms and conditions and any other terms and conditions of the SAR, all of which will be reflected in the related award agreement.

Upon exercise of a SAR, a participant will be entitled to receive a payment from the Company in an amount determined by multiplying the excess of the fair market value of a share of our common stock on the date of exercise over the grant price of the SAR by the number of shares of our common stock with respect to which the SAR is exercised. A SAR may be settled in our common stock, cash or a combination thereof, as determined by the Committee.

RESTRICTED STOCK

The Committee may grant shares of Restricted Stock at any time during the term of the 2016 LTIP in such number and upon such terms as it determines. The Committee will determine the terms, conditions and any vesting, transferability and forfeiture restrictions applicable to each Restricted Stock Award, all of which will be reflected in the related award agreement.

During the period that the shares of Restricted Stock remain subject to forfeiture:

- we may retain the certificates representing shares of Restricted Stock,
- a participant may not sell or otherwise transfer the shares of Restricted Stock, and
- unless otherwise provided in the related award agreement, a participant will generally be entitled to exercise full voting rights and receive all dividends paid with respect to the shares of Restricted Stock (except that receipt of any dividends will be subject to the same vesting, transferability and forfeiture restrictions applicable to the shares of Restricted Stock and any such dividends will be payable only at the time and to the extent that the vesting, transferability and forfeiture restrictions applicable to such shares of Restricted Stock lapse).

DEFERRED STOCK UNIT AWARDS (DSUs)

The Committee may grant DSUs at any time during the term of the 2016 LTIP in such number and upon such terms as it determines. The value of any DSU will equal the fair market value of a share of our common stock. The Committee will determine the terms, conditions and any vesting, transferability and forfeiture restrictions applicable to each DSU Award, all of which will be reflected in the related award agreement. The award agreement for a DSU may also specify that the holder of the DSU Award will be entitled to the payment of dividend equivalents under the Award. Any dividend equivalents paid under a DSU Award will be subject to the same vesting, transferability and forfeiture restrictions as the Award with respect to which such dividend equivalents are to be paid. A DSU may be settled in our common stock, cash or a combination thereof, as determined by the Committee at such time as is specified in the applicable award agreement.

PERFORMANCE AWARDS

The Committee may grant Cash-Based Awards, Performance Stock Awards and Performance Unit Awards at any time during the term of the 2016 LTIP in such number and upon such terms as it determines. The Committee will determine the terms, conditions and any vesting, transferability and forfeiture restrictions applicable to each Cash-Based Award, Performance Stock Award and Performance Unit Award, all of which will be reflected in the related award agreement. Such restrictions will be based upon the attainment of performance goals determined by the Committee. The performance goals will include one or more of the following performance criteria enumerated in the 2016 LTIP:

- revenue, revenue growth, product revenue growth, revenue ratios and net revenue,
- net income or loss, operating income and pre-tax or after-tax income or loss (before or after allocation of corporate overhead and bonus),
- earnings, net earnings, earnings before interest, taxes, depreciation, and amortization, earnings before any one of, or combination of two or more of, interest, taxes, depreciation, amortization and/or any other financial adjustment to earnings reflected in the Company's audited financial statements that is allowed under generally accepted accounting principles, earnings per share and earnings per share growth,
- economic value and economic value added,
- gross profits, operating profits, net operating profit, net profits, profit return and profit before tax,
- gross margin, profit margins, cash margins and operating margin,
- year-end cash,
- cash return on capitalization,
- operating expense, operating expense as a percentage of revenue, improvement in or attainment of expense levels, expense reductions, cost reductions and cost ratios,
- gross sales, net sales, sales growth and comparable sales growth,
- stock price and comparisons with various stock market indices,
- return on equity, return on assets, return on net assets, return on capital, return on capital compared to cost of capital, cost of capital, assets under management, return on capital employed and return on invested capital,
- debt to capital ratio and debt reduction,
- shareholder equity,
- improvement in or attainment of working capital levels, including cash, inventory levels and accounts receivable levels,
- total shareholder return, shareholder return, shareholder value and growth in shareholder value relative to a pre-determined index,
- financial ratios (including those measuring liquidity, activity, profitability or leverage) and financial return ratio,
- cash flow, net cash flow, cash flow from operations, net cash provided by operating activities, free cash flow, cash flow per share (before or after dividends), cash flow return on investment, cash value added performance and net cash flow before financing activities,
- market share,
- proceeds from dispositions,
- project completion time and budget goals,
- financing and other capital raising transactions (including sales of the Company's equity or debt securities),
- acquisitions or divestitures,
- operating efficiencies,
- total market value,
- credit rating,
- sales or licenses of the Company's and its affiliates' assets, including intellectual property, whether in a particular jurisdiction or territory or globally,
- customer growth, customer satisfaction, customer satisfaction rating, customer complaint frequency, incident resolution success ratio and problem resolution success ratio,

- strategic plan development and implementation and succession plan development and implementation,

- improvements in productivity, employee satisfaction, employee turnover and recruiting and maintaining personnel, and

- any other objective or subjective corporate-wide or subsidiary, division, operating unit or individual measures as determined by the Committee.

As determined by the Committee, the selected performance criteria may relate to the individual participant, the Company, one or more business units, subsidiaries, divisions, departments, regions, stores, segments, products or functions of the Company or its affiliates, or the Company as a whole, and may be measured on a per share, per capita, per unit, per square foot, per employee, per store, per customer or other objective basis, on a pre-tax or after-tax basis or on an absolute basis or in relative terms (including, but not limited to, the passage of time and/or against other companies, financial metrics and/or an index).

The Committee may, in its discretion, provide that amounts relating to or arising from one or more of the following may be included or excluded when determining the applicable performance goal for an Award: (1) unusual, infrequently occurring or non-recurring events affecting the Company and/or its affiliates; (2) changes in applicable tax laws; (3) changes in accounting principles; (4) changes related to restructured or discontinued operations; (5) restatement of prior financial results; and (6) any other unusual, infrequently occurring or non-recurring gain or loss including those described in the Financial Accounting Standards Board's authoritative guidance, footnotes to our financial statements, in management's discussion and analysis of financial condition and results of operations appearing in our reports on Form 10-K, 10-Q or 8-K for the applicable year and/or appearing in a press release reporting our earnings for any fiscal period.

Under the 2016 LTIP, the Committee has the authority to exercise positive or negative discretion and increase or reduce the amount of a Cash-Based Award, Performance Stock Award or Performance Unit Award actually paid to a participant.

Subject to the terms and conditions of the 2016 LTIP, each holder of a Performance Stock Award will have all the rights of a shareholder with respect to the shares of our common stock issued to the holder pursuant to the Award during any period in which such issued shares of our common stock are subject to forfeiture and restrictions on transfer, including the right to vote such shares of stock; provided, however, that all dividends paid with respect to the Performance Stock Award will be subject to the same vesting, transferability and forfeiture restrictions applicable to such Performance Stock Award and any such dividends will be payable only at the time and to the extent that the vesting, transferability and forfeiture restrictions applicable to such Performance Stock Award lapse. An award agreement for a Performance Unit Award may specify that the holder of such Award will be entitled to the payment of dividend equivalents under the Award; provided, however, that the holder will not receive payment of such dividend equivalents until and only to the extent that the performance goals applicable to such Award are satisfied. A Performance Unit Award may be settled in our common stock, cash or a combination thereof, as determined by the Committee.

OTHER STOCK-BASED AWARDS

The Committee may grant Other Stock-Based Awards at any time during the term of the 2016 LTIP in such number and upon such terms as it determines. The Committee will determine the terms, conditions and any vesting, transferability and forfeiture restrictions applicable to each Other Stock-Based Award, all of which will be reflected in the related award agreement. Other Stock-Based Awards may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States. The award agreement for an Other Stock-Based Award may also specify that the holder of the Other Stock-Based Award will be entitled to the payment of dividend equivalents under the Award. Any dividend equivalents paid under an Other Stock-Based Award will be subject to the same vesting, transferability and forfeiture restrictions as the Award with respect to which such dividend equivalents are to be paid. Other Stock-Based Awards may be settled in our common stock, cash or a combination thereof, as determined by the Committee at such time as is specified in the applicable award agreement.

TERMINATION OF EMPLOYMENT OR SERVICE

The Committee will determine the extent to which each Award granted under the 2016 LTIP will vest and the extent to which a participant will have the right to exercise and/or settle the Award in connection with a participant's termination of employment or service. Such provisions, which will be reflected in the related award agreement, need not be uniform among all Awards and may reflect distinctions based on the reasons for termination.

CHANGE IN CONTROL

If a Change in Control (as defined in the 2016 LTIP) occurs while unexercised or unvested Awards remain outstanding under the 2016 LTIP, then, except as otherwise provided in an Award agreement or other agreement between the holder of the Award and the Company, the Committee will effect one or more of the following alternatives (which may vary among Awards and among individual holders of Awards granted under the 2016 LTIP):

• accelerate the time at which some or all of the outstanding Awards may be exercised and specify the time at which all such Awards that remain unexercised will terminate,

• require (A) the mandatory surrender to the Company of some or all of the outstanding Awards as of a date before or after such Change in Control and (B) the payment by the Company of a cash amount per share to the holders of the Awards upon such surrender equal to the excess, if any, of the per share price offered to shareholders of the Company in connection with such Change in Control over the exercise prices applicable to such Awards,

• in accordance with the terms of the 2016 LTIP, provide for the assumption or substitution of some or all of the outstanding Awards by a party to the Change in Control transaction that is employing, or affiliated or associated with, the holder of the Awards in the same or a substantially similar manner as the Company prior to the Change in Control,

• adjust the number of shares and class or series of our common stock covered by an Award so that, when exercised, the Award will cover the number of shares and class or series of our common stock or other securities or property (including, without limitation, cash) the holder of the Award would have been entitled to in connection with the Change in Control if, immediately prior to the Change in Control, the holder of the Award had been the holder of record of the number of shares of our common stock then covered by the Award, or

• make such adjustments to outstanding Awards then outstanding as the Committee deems appropriate to reflect such Change in Control.

If the Committee chooses to effect one or more of the alternatives set forth in the last three bullets above, it may accelerate the time at which some or all outstanding Awards may be exercised.

TRANSFERABILITY

Except as otherwise provided in a related award agreement or in a domestic relations court order:

• a participant may not transfer, sell, assign, pledge, hypothecate, encumber or otherwise dispose of an Award, except by will or the laws of descent and distribution, and

• during a participant's lifetime, only the participant or his or her guardian or legal representative may exercise an Award.

FORFEITURE

If a Forfeiture Determination (as defined in the 2016 LTIP) is made by the Committee or a court of competent jurisdiction, as applicable, the Board of Directors may determine that some or all Awards granted to any participant and some or all net proceeds realized with respect to any such Awards will be forfeited to the Company on such terms as determined by the Board of Directors. Forfeitures may include vested Awards that have been exercised, vested Awards that have not been exercised, and Awards that have not yet vested as well as any dividends that have been paid with respect to shares of the common stock covered by the Award.

The Committee may specify in an award agreement that the rights, payments and benefits of an Award granted under the 2016 LTIP will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award.

NO RIGHTS AS A SHAREHOLDER

Except as otherwise provided in the 2016 LTIP or in a related award agreement, a participant will not have any rights as a shareholder with respect to our common stock covered by an Award unless and until the participant becomes the record holder of such common stock.

REPRICING

The 2016 LTIP expressly prohibits the Board or Committee from amending the terms of an outstanding Award to (1) reduce the exercise price or grant price of an outstanding Option or SAR or (2) cancel an outstanding Option or SAR in exchange for a payment of cash or other property if the aggregate fair market value of such Option or SAR is less than the gross exercise price or grant price of such Option or SAR, in each case without shareholder approval.

CLAWBACK

If we are required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under applicable securities laws, our current or former executive officers must forfeit and repay to us any compensation awarded under the 2016 LTIP to the extent specified in any clawback or similar policy that we may implement from time to time, including such policies that may be implemented after the date an Award is granted, pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law, or other agreement or arrangement with a holder.

EFFECTIVE DATE AND TERM

The amendments to the 2016 LTIP will become effective upon approval by our shareholders and, unless earlier terminated, the 2016 LTIP will continue indefinitely until terminated in accordance with its terms.

AMENDMENT AND TERMINATION

The Board or Committee may amend or terminate the 2016 LTIP at any time, except that no amendment or termination may be made without shareholder approval if such approval is required by applicable law or stock exchange rules.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of the general U.S. federal income tax consequences relating to participation in the 2016 LTIP. This summary is based on U.S. federal tax laws and Treasury Regulations in effect on the date of this proxy statement and does not purport to be a complete description of the U.S. federal income tax laws. In addition, this summary does not constitute tax advice or describe federal employment, state, local or foreign tax consequences. Each participant should consult with his or her tax advisor concerning the U.S. federal income tax and other tax consequences of participating in the 2016 LTIP.

INCENTIVE STOCK OPTIONS

We intend for ISOs to qualify for special treatment available under Section 422 of the Code. A participant will not recognize taxable income when an ISO is granted, and we will not receive a deduction at that time.

A participant will not recognize ordinary income upon the exercise of an ISO, provided that the participant was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the grant date of the ISO and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant's employment is terminated due to disability).

If the participant does not sell or otherwise dispose of our common stock acquired upon the exercise of an ISO within two years from the grant date of the ISO or within one year after the participant receives the common stock, then, upon disposition of such common stock, any amount realized in excess of the exercise price will be taxed to the participant as a capital gain, and we will not be entitled to a corresponding deduction. The participant generally will recognize a capital loss to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant generally will recognize ordinary income at the time of the disposition of the common stock in an amount equal to the lesser of: (1) the excess of the fair market value of the common stock on the date of exercise over the exercise price; or (2) the excess, if any, of the amount realized upon disposition of the common stock over the exercise price, and we will be entitled to a corresponding deduction. Any amount realized in excess of the value of the common stock on the date of exercise will be capital gain. If the amount realized is less than the exercise price, the participant generally will recognize a capital loss equal to the excess of the exercise price over the amount realized upon the disposition of the common stock.

The rules that generally apply to ISOs do not apply when calculating any alternative minimum tax liability. The rules affecting the application of the alternative minimum tax are complex, and their effect depends on individual circumstances, including whether a participant has items of adjustment other than those derived from ISOs.

NONQUALIFIED STOCK OPTIONS

A participant will not recognize any income when a NQSO is granted, and we will not receive a deduction at that time.

When a NQSO is exercised, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of our common stock that the participant purchased on the date of exercise over the exercise price. If a participant uses our common stock or a combination of our common stock and cash to pay the exercise price of a NQSO, the participant will recognize ordinary income equal to the value of the excess of the number of shares of our common stock that the participant purchases over the number of shares of our common stock that the participant surrenders, less any cash the participant uses to pay the exercise price. When a NQSO is exercised, we will be entitled to a deduction equal to the ordinary income that the participant recognizes.

If the amount a participant receives upon disposition of our common stock that the participant acquired by exercising a NQSO is greater than the sum of the aggregate exercise price that the participant paid plus the amount of ordinary income recognized by the participant upon exercise, the excess will be treated as a long-term or short-term capital gain, depending on whether the participant held the common stock for more than one year after the participant acquired them by exercising the NQSO. Conversely, if the amount a participant receives upon disposition of the common stock that the participant acquired by exercising a NQSO is less than the sum of the aggregate exercise price the participant paid plus the amount of ordinary income recognized by the participant upon exercise, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the common stock for more than one year after the participant acquired them by exercising the NQSO.

STOCK APPRECIATION RIGHTS

A participant will not recognize taxable income when a SAR is granted, and we will not receive a deduction at that time.

When a SAR is exercised, a participant will recognize ordinary income equal to the excess of the cash and/or the fair market value of the common stock the participant receives over the aggregate exercise price of the SAR, if any, and we will be entitled to a corresponding deduction.

If the amount a participant receives upon disposition of the common stock that the participant acquired by exercising a SAR is greater than the sum of the aggregate exercise price that the participant paid plus the amount of ordinary income recognized by the participant upon exercise, the excess will be treated as a long-term or short-term capital gain, depending on whether the participant held the common stock for more than one year after the participant acquired them by exercising the SAR. Conversely, if the amount a participant receives upon disposition of the common stock that the participant acquired by exercising a SAR is less than the sum of the aggregate exercise price that the participant paid plus the amount of ordinary income recognized by the participant upon exercise, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the common stock for more than one year after the participant acquired them by exercising the SAR.

RESTRICTED STOCK

Unless a participant makes an election under Section 83(b) of the Code (a "Section 83(b) Election"), the participant generally will not recognize taxable income when Restricted Stock is granted, and we will not receive a deduction at that time. Instead, a participant will recognize ordinary income when the Restricted Stock vests (i.e., when the underlying shares of common stock are freely transferable or not subject to a substantial risk of forfeiture) equal to the fair market value of the common stock that the participant receives when the terms, conditions and restrictions have been met, less any consideration paid for the Restricted Stock, and we generally will be entitled to a deduction equal to the income that the participant recognizes.

If the amount a participant receives upon disposition of these shares of common stock is greater than the fair market value of the common stock when the Restricted Stock vested, the excess will be treated as a long-term or short-term capital gain, depending on whether the participant held the common stock for more than one year after the Restricted Stock vested. Conversely, if the amount the participant receives upon disposition of these shares of common stock is less than the fair market value of the common stock when the Restricted Stock vested, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the common stock for more than one year after the Restricted Stock vested.

If a participant makes a Section 83(b) Election, the participant will recognize ordinary income on the grant date equal to the fair market value of the common stock subject to the Restricted Stock Award on the grant date, and we will be entitled to a deduction equal to the income that the participant recognizes at that time. The participant will not recognize income when (and if) the Restricted Stock vests.

If a participant who has made a Section 83(b) Election earns the common stock subject to a Restricted Stock Award, any appreciation between the grant date and the date the participant disposes of the common stock will be treated as a long-term or short-term capital gain, depending on whether the participant held the common stock for more than one year after the grant date. Conversely, if the amount the participant receives upon disposition of the common stock is less than the fair market value of the common stock on the grant date, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the common stock for more than one year after the grant date. Also, if a participant forfeits his or her Restricted Stock, the participant cannot take a tax deduction in connection with the forfeiture of the Restricted Stock subject to a Section 83(b) Election.

DEFERRED STOCK UNIT AWARDS

The grant of a DSU Award under the 2016 LTIP generally will not result in the recognition of any U.S. federal taxable income by the recipient or a deduction for us at the time of grant. At the time a DSU Award vests, the recipient will recognize ordinary income and we will be entitled to a corresponding deduction. Generally, the measure of the income and deduction will be the fair market value of our common stock at the time the DSU is settled.

CASH-BASED AWARDS

A participant will not recognize ordinary income at the time a Cash-Based Award is granted, and we will not be entitled to a deduction at that time. In general, a participant will recognize ordinary income when the Cash-Based Award is settled equal to the amount of the cash received, and we will be entitled to a corresponding deduction.

PERFORMANCE STOCK AND PERFORMANCE UNIT AWARDS

Performance Stock Awards granted under the 2016 LTIP generally have the same tax consequences as Restricted Stock Awards as discussed above. A recipient of a Performance Unit Award under the 2016 LTIP generally will not realize U.S. federal taxable income at the time of grant of the Award, and we will not be entitled to a deduction at that time with respect to the Award. When the performance goals applicable to the Performance Unit Award are attained and amounts are due under the Award, the holder of the Award will be treated as receiving compensation taxable as ordinary income, and we will be entitled to a corresponding deduction.

OTHER STOCK-BASED AWARDS

Generally, a participant will not recognize taxable income when an Other Stock-Based Award is granted, and we will not receive a deduction at that time. However, upon the settlement of an Other Stock-Based Award, the participant will recognize ordinary income equal to the cash and/or fair market value of the common stock that the participant receives, less the aggregate exercise price of the Other Stock-Based Award, if any. We generally will be entitled to a deduction equal to the income that the participant recognizes.

If the participant receives common stock upon the settlement of an Other Stock-Based Award and the amount the participant receives upon disposition of the common stock acquired upon the settlement of the Other Stock-Based Award is greater than the fair market value of the shares of common stock when they were issued to the participant, the excess will be treated as a long-term or short-term capital gain, depending on whether the participant held the shares of common stock for more than one year after they were issued. Conversely, if the amount the participant receives upon disposition of the common stock is less than the value of the shares of common stock when they were issued, the difference will be treated as a long-term or short-term capital loss, depending on whether the participant held the shares of common stock for more than one year after they were issued.

SECTION 409A

Section 409A of the Code imposes certain restrictions on amounts deferred under non-qualified deferred compensation plans and a 20% additional tax on amounts that are subject to, but do not comply with, Section 409A. Section 409A includes a broad definition of non-qualified deferred compensation plans, which includes certain types of equity incentive compensation. We intend for the Awards granted under the 2016 LTIP to comply with or be exempt from the requirements of Section 409A and the Treasury Regulations promulgated thereunder.

PLAN BENEFITS

All Awards granted under the 2016 LTIP, as proposed to be amended and restated, will be at the discretion of the Committee and, in the case of Cash-Based Awards, Performance Stock Awards and Performance Unit Awards, dependent upon the Company's future performance. As a result, the specific number and terms of Awards that will be granted to participants in the future are not determinable.

Since the adoption of the 2016 LTIP, we have granted Options, SARs, DSUs, Performance Unit Awards and Performance Cash thereunder. As of the Record Date, there were (1) 3,698,488 outstanding Options, (2) 414,476 outstanding SARs, (3) 325,566 outstanding DSUs, (4) 158,838 outstanding performance unit awards (assuming satisfaction of the performance goals at the target level) under the 2016 LTIP and (5) $5,604,520 outstanding performance cash awards (assuming satisfaction of the performance goals at the target level). In accordance with SEC Rules, the following table sets forth all outstanding Awards granted to each of our Named Executive Officers and the groups identified below since the adoption of the 2016 LTIP through the Record Date:

Name of Individual or Identity of Group and Position	Options (#)	SARs (#)	DSUs (#)	Performance Units (#)[1]	Performance Cash ($)[1]
Dinesh S. Lathi President and Chief Executive Officer	500,000	414,476	—	—	2,750,000
Jack P. Calandra Executive Vice President, Chief Financial Officer and Treasurer	238,900	—	25,419	40,778	450,000
Carrie Ask Chief Customer Officer	133,877	—	4,975	9,950	344,520
Boris P. Sherman Executive Vice President, Chief Technology Officer	131,395	—	8,789	18,104	275,000
A. Alexander Rhodes Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	148,069	—	4,922	19,688	225,000
Mary Beth Blake Former Brand President, Jos. A. Bank	—	—	—	—	—
All current executive officers, as a group (7 persons)	1,318,965	414,476	52,072	108,208	4,269,520
All current directors who are not executive officers, as a group (5 persons)	—	—	130,878	—	—
All employees, including all current officers who are not executive officers, as a group	2,379,523	—	142,616	50,630	1,335,000

[1]   Performance Units and Performance Cash each assume satisfaction of the performance goals at the target level.

As of the Record Date, there were (1) 3,698,488 outstanding stock options under the 2016 LTIP and its predecessor plans, (2) 414,476 outstanding SARs under the 2016 LTIP and its predecessor plans, (3) 325,566 outstanding DSUs under the 2016 LTIP and its predecessor plans, (4) 158,838 outstanding performance units under the 2016 LTIP and its predecessor plans (assuming satisfaction of the performance goals at the target level), (5) $5,604,520 outstanding performance cash awards under the 2016 LTIP and its predecessor plans (assuming satisfaction of the performance goals at the target level), (6) no outstanding shares of restricted stock under the 2016 LTIP and its predecessor plans and (7) 48,751,393 outstanding shares of common stock. The outstanding stock options and SARs have a weighted average exercise price of $11.27 and a weighted average term to expiration of 8.16 years.

For information regarding our common stock to be issued and available for issuance under our existing equity compensation plans, see the "Stock Ownership Information – Equity Compensation Plan Information" table on page 83.

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE TAILORED BRANDS, INC. 2016 LONG-TERM INCENTIVE PLAN, AS AMENDED AND RESTATED.**

STOCK OWNERSHIP INFORMATION

EQUITY PLAN COMPENSATION INFORMATION

The following table sets forth certain equity compensation plan information for the Company as of February 1, 2020:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options[a][1]	Weighted-Average Exercise Price of Outstanding Options[b][2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities in column[a][b][3]
Equity Compensation Plans Approved by Security Holders	5,004,384	$11.16	4,459,951
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	5,004,384	$11.16	4,459,951

[1] Consists of 3,952,587 shares issuable upon exercise of outstanding stock options, 414,476 shares to be issued related to stock appreciation rights and 637,321 shares issuable upon conversion of outstanding DSUs and performance units.

[2] Calculated based upon outstanding stock options to purchase shares of our common stock and stock appreciation rights to be settled in shares of our common stock.

[3] Securities available for future issuance include 3,676,509 shares under the 2016 Plan and 783,442 shares under the Employee Stock Purchase Plan. Refer to Note 15 and Note 16 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us, as of the Record Date (except as noted below), with respect to the beneficial ownership of our common stock by (i) each director, (ii) each nominee for director, (iii) each NEO listed in the Summary Compensation Table, (iv) each shareholder known by us to be the beneficial owner of more than 5% of our common stock and (v) all of our executive officers and directors as a group. Unless otherwise indicated, each person has sole voting power and dispositive power with respect to the shares attributed to him or her.

Name	Number of Shares	% of Outstanding Shares
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	7,646,828[1]	15.8%
Scion Asset Management, LLC 20665 4th Street, Suite 201 Saratoga, California 95070	4,000,000[2]	8.3%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	3,474,824[3]	7.2%
Dinesh S. Lathi	370,092[4]	*
Theo Killion	59,754[5]	*
Irene Chang Britt	61,861[5]	*
Sue Gove	42,240[5]	*
Grace Nichols	78,592[5]	*
Andrew Vollero	—	—
Jack P. Calandra	177,986[6]	*
Carrie Ask	74,086[7]	*
Boris P. Sherman	67,555[8]	*
A. Alexander Rhodes	163,256[9]	*
Mary Beth Blake	56,646[10]	*
All executive officers and directors as a group (12 persons)	1,252,164[11][12][13]	2.6%

* Less than 2.0%

(1) Based on a Schedule 13G, as amended, filed on February 4, 2020, Black Rock, Inc. has sole voting power with respect to 7,579,973 of these shares and sole dispositive power with respect to all of these shares.

(2) Based on a Schedule 13D, as amended, filed on March 26, 2020, jointly on behalf of the following persons: (i) Scion Asset Management, LLC ("SAM"), a Delaware limited liability company; (ii) Scion Asset Partners, LP ("SAP"), a Delaware limited partnership; (iii) Scion Capital Group, LLC ("SCG"), a California limited liability company; (iv) Scion Master G7, LP ("Master"), a Cayman Islands exempted limited partnership; (v) Darkwand, LLC ("Darkwand"), a Delaware limited liability company; and (vi) Michael J. Burry ("Mr. Burry"), a citizen of the United States of America, which relates to shares of our common stock held for the accounts of Master, Scion Value G7, LP ("Value"), a Delaware limited partnership, and a separately managed account ("SMA"). The principal business of Master is to invest in equity, debt, and other securities. The principal business of SAM is to serve as investment manager to each of Master, Value and the SMA. The principal business of Darkwand is to serve as general partner to certain private funds including Master and Value. In such capacity, Darkwand may be deemed to beneficially own the shares held by Master and Value. SAP is the managing member of Darkwand and SAM, SCG is the general partner of SAP, and Mr. Burry is the managing member of SCG and the Chief Executive Officer of Darkwand, SAM, SAP, and SCG. In such capacities, SAM, SAP, SGC and Mr. Burry may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of, the shares. Each of SAM, SAP, SCG, and Mr. Burry may be deemed to beneficially own 4,000,000 shares. This amount consists of (a) 2,512,634 shares held for the account of Master, (b) 800,919 shares held for the account of Value, and (c) 686,447 shares held for the account of the SMA. Darkwand may be deemed to beneficially own 3,313,553 shares. This amount consists of (a) 2,512,634 shares held for the account of Master and (b) 800,919 shares held for the account of Value. Master may be deemed to beneficially own 2,512,634 shares. Each of SAM, SAP, SCG, and Mr. Burry may be deemed to share voting and dispositive power over 4,000,000 shares, of which Darkwand may be deemed to share voting and dispositive power over 3,313,553 shares, and Master may be deemed to share voting and dispositive power over 2,512,634 shares.

(3) Based on a Schedule 13G, as amended, filed on February 12, 2020, The Vanguard Group ("Vanguard") has sole voting power with respect to 94,082 of these shares, shared voting power with respect to none of these shares, shared dispositive power with respect to 92,839 of these shares and sole dispositive power with respect to 3,381,985 of these shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 92,839 of these shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 1,243 of these shares as a result of its serving as investment manager of Australian investment offerings.

(4) Includes 304,825 shares that may be acquired within 60 days upon the exercise of stock options and SARs.

(5) Includes 27,027 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards.

(6) Includes 130,413 shares that may be acquired within 60 days upon the exercise of stock options and 7,042 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards.

(7) Includes 41,962 shares that may be acquired within 60 days upon the exercise of stock options.

(8) Includes 59,053 shares that may be acquired within 60 days upon the exercise of stock options.

(9) Includes 94,311 shares that may be acquired within 60 days upon the exercise of stock options and 3,521 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards.

(10) Based on a Form 4 filed on December 13, 2020.

(11) Includes an aggregate of 122,192 shares related to DSUs that will be acquired within 60 days upon the vesting of the underlying equity awards, an aggregate of 743,530 shares that may be acquired within 60 days upon the exercise of stock options and SARs (all of which are currently underwater) and 17,173 shares held by an executive officer's Family Trust.

(12) Includes 8,375 shares allocated to the accounts of certain of our executive officers under the Tailored Brands 401(k) Savings Plan. This plan provides that participants have voting and dispositive power over these shares.

(13) Excludes any shares beneficially owned by Ms. Blake as she is no longer employed by the Company.

DIRECTOR AND EXECUTIVE OFFICER EQUITY OWNERSHIP

The Compensation and Organizational Development Committee has adopted stock ownership guidelines for directors and senior executives, including our NEOs. These guidelines are designed to build a culture of stock ownership within the Company and to align the financial interests of our non-employee directors and executives with those of our shareholders. Participants are expected to own shares of our common stock in accordance with the following schedule within five years of becoming subject to the Guidelines:

Leadership Position	Value of Shares
Non-Employee Director	Shares having a value equal to at least 5x the annual cash retainer
CEO	Shares having a value equal to at least 5x the executive's base salary
CFO	Shares having a value equal to at least 2.5x the executive's base salary
Members of the Executive Committee	Shares having a value equal to at least 1.5x or 1x the executive's base salary as designated by the Compensation and Organizational Development Committee

Ownership for purposes of this program will include shares of our common stock held as follows:

- shares owned directly,
- shares owned through the Company's 401(k) Savings Plan or Employee Stock Purchase Plan,
- awards held as part of long-term compensation or as fees paid to non-employee directors, whether vested or unvested, including:
  - Restricted stock
  - DSUs
  - PUs following certification that all performance requirements have been achieved
  - PUs which have been designated as retention awards
  - Stock issuable upon exercise of vested stock options, after deducting stock having a value equal to the exercise price
- net economic beneficial interests in share held indirectly, such as through a trust
- shares owned directly, or the net economic beneficial interest in shares held indirectly, by a spouse or children

If the stock ownership of a non-employee director or senior executive is not in line with his or her ownership guideline, he or she will be expected to retain at least 75% of any newly vested shares and all newly acquired shares under any award of long-term compensation paid to such executive officer or payment of fees to a non-employee director (after-tax) until he or she achieves ownership at or above the guideline amount.

NO HEDGING OR PLEDGING OUR COMMON STOCK

Pursuant to the Company's Insider Trading Policy, our directors, officers and any employees who receive or may have access to material non-public information about the Company are prohibited from short-term trading, short-selling, trading in derivatives or on margin, pledging, hedging, or any other form of monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, involving our common stock. All employees are discouraged from engaging in any transactions of this nature as we want our employees to be shareholders of the Company with the full risks and rewards of share ownership. As part of the administration of our Insider Trading Policy, we have procedures in place that are reasonably designed to prevent any prohibited transactions from being initiated by those who have been designated as Insiders under the policy. You may access our Insider Trading Policy on our Company website (www.tailoredbrands.com) under "Investors — Governance — Governance Documents."

DELINQUENT SECTION 16(a) REPORTS

To our knowledge, based solely on a review of the copies of the reports required pursuant to Section 16(a) of the Exchange Act that have been furnished to us and written representations that no other reports were required, during the fiscal year ended February 1, 2020, all Section 16(a) filing requirements applicable to our directors, executive officers, and greater than 10% beneficial owners have been met.

VOTING AND OTHER INFORMATION

Who is asking for my vote?

Our Board of Directors is soliciting proxies for use at the Annual Meeting of Shareholders, and any adjournments or postponements of the meeting. Costs of the solicitation are being borne by the Company.

What am I voting on and what is the vote required to pass?

Voting Item	Board Recommendation	Voting Standard
Election of Directors	FOR	Plurality Plus[1]
Ratification of Deloitte as our independent registered public accounting firm	FOR	Majority of Votes Cast
Advisory vote to approve the compensation of our named executive officers	FOR	Majority of Votes Cast
Adoption of the 2016 LTIP, as amended and restated	FOR	Majority of Votes Cast

[1] While all directors receiving a plurality of votes cast will be elected to the Board, our bylaws provide that if a director does not receive a majority of the votes cast in an uncontested election of directors then the Board must consider and vote on accepting the resignation of such director (through a previously delivered irrevocable resignation letter that each director nominee has delivered to the Company's Corporate Secretary) and, within 90 days, notify the shareholders whether it has accepted the resignation and the reasons for such decision.

Are broker non-votes counted at the meeting?

Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the New York Stock Exchange considers "routine," such as the ratification of the appointment of auditors. They do not have discretionary authority to vote shares in the absence of instructions on "non-routine" matters, such as the election of directors or say-on-pay. Therefore, if you do not provide instructions to the record holder of your shares with respect to proposals other than the ratification of the appointment of auditors, a broker non-vote as to your shares of our common stock will result with respect to the other proposals. In that event, your shares will count towards a quorum but are not counted as vote cast and will have no effect on the outcome of a proposal.

What happens if I abstain on a proposal?

If you choose to abstain on a proposal, your shares will count towards a quorum but will have no effect on the outcome of that proposal.

Who can vote at the Annual Meeting?

You may vote if you were the holder of record of shares of our common stock at the close of business on April 28, 2020, also referred to as the "Record Date". Only holders of record at the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. You are entitled to one vote on each matter presented at the Annual Meeting for each share of our common stock for which you were the holder of record on the Record Date. If you held shares of our common stock in "street name" (usually through a bank, broker, or other nominee) on the Record Date, the record holder of your shares will generally vote those shares in accordance with your instructions.

How do I vote?

The process for voting your shares of our common stock depends on how your shares are held. Generally, you may hold shares in your name as a "record holder" (that is, in your own name) or in "street name" (that is, through a nominee, such as a broker or bank).

Record Holders. If you are a record holder, you may vote your shares using one of the following methods:

 **Over the Internet**. Go to www.proxyvote.com. You can use the Internet 24 hours a day, seven days a week, to submit your voting instructions and for electronic delivery of information up until 11:59 PM Eastern time on June 25, 2020. Have your proxy card or Notice of Internet Availability of Proxy Materials in hand when you access the web site and follow the instructions to obtain your records and create an electronic voting instruction form.

 **By telephone**. Call (800) 690-6903. You can use any touch-tone telephone to transmit your voting instructions up until 11:59 PM Eastern time on June 25, 2020. Have your proxy card or Notice of Internet Availability of Proxy Materials in hand when you call and follow the instructions.

 **By mail**. If you received a printed copy of the proxy materials, you may submit your vote by completing, signing and mailing your proxy card and returning it in the prepaid envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than June 25, 2020 to be voted at the Annual Meeting.

 **In person at the Annual Meeting**. Record holders are invited to attend the Annual Meeting and vote virtually at the Annual Meeting.

If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card. **If you vote via the Internet or by telephone, do not return a proxy card.**

If you hold your stock through a Tailored Brands employee benefit plan, please follow the instructions provided to you by each plan or broker through which you hold shares (which may be different than the instructions provided above). To vote all of your shares of our common stock, you must complete, sign, date, and return each proxy card you receive or vote the shares as instructed for each set of proxy materials you receive.

Held In Street Name. If you hold shares of our common stock in the name of a broker, bank or other nominee, you should follow the instructions in the Notice of Internet Availability of Proxy Materials or voting instructions provided by the broker, bank or other nominee to instruct your broker, bank or other nominee on how to vote your shares. **Your broker, bank or other nominee is permitted to vote your shares with respect the "routine" proposal to ratify the appointment of the Company's independent registered public accounting firm without your instruction as to how to vote but will not be permitted to vote your shares with respect to any of the other proposals at the Annual Meeting without your instructions as to how to vote.**

Can I vote in person at the Annual Meeting?

To vote at the Annual Meeting, log in at www.virtualshareholdermeeting.com/TLRD2020. You will need your unique 16-digit control number shown on the Notice of Internet Availability of Proxy Materials, proxy card or voting instructions you received in the mail. If you are the beneficial owner of shares held through a broker, or other nominee, please follow the instructions provided by your broker, trustee or nominee.

Why is the meeting being held virtually this year?

The annual meeting is being held on a virtual-only basis to enable participation by a broader number of shareholders, particularly in view of increasing travel and group event restrictions relating to the spread of COVID-19. We believe that hosting a virtual meeting under the current environment will facilitate shareholder attendance by enabling shareholders to safely participate in the Annual Meeting. We have designed the virtual meeting to provide shareholders substantially the same opportunities to participate as they would have at an in-person meeting.

How do I participate in the Annual Meeting?

The live audio webcast of the annual meeting will begin promptly at 11:00 a.m., Pacific Daylight Time, on Friday, June 26, 2020. Online access to the audio webcast will open approximately 15 minutes prior to the start of the meeting to allow time for you to log in and test the computer audio system. To attend the virtual annual meeting, log in at www.virtualshareholdermeeting.com/TLRD2020. You will need your 16-digit control number shown on the Notice of Internet Availability of Proxy Materials, proxy card or voting instructions you received in the mail. If you do not have a control number, please contact your bank, broker or other nominee as soon as possible so you can be provided with a control number and gain access to the meeting.

We will provide a toll-free technical support "help line" that can be accessed by any shareholder who is having challenges logging into or participating in the virtual annual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support line number that will be posted on the Virtual Shareholder Meeting login page.

What is the quorum requirement for holding the Annual Meeting?

The holders of a majority of the total shares of our common stock issued and outstanding on April 28, 2020, must be present in person or represented by proxy for the meeting to be held. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of a quorum at the meeting. The shares held by each shareholder who properly submits a proxy will be counted for purposes of determining the presence of a quorum at the meeting. As of the close of business on April 28, 2020, we had 48,751,393 shares of our common stock outstanding and entitled to vote at the Annual Meeting.

What if I do not specify a choice for a matter when returning a proxy?

If you did not indicate otherwise (excluding broker non-votes), the persons named as proxies on the proxy card will vote your shares of our common stock in accordance with the Board recommendations indicated above.

Can I revoke my proxy or change my vote?

Yes, you may revoke your proxy or change your vote if you are a record holder by:

- delivering a written notice of revocation to us at or prior to the Annual Meeting;
- signing a proxy bearing a later date than the proxy being revoked and delivering it to us before the Annual Meeting; or
- voting in person at the Annual Meeting.

If your shares of our common stock are held in street name through a broker, bank, or other nominee, you should contact the record holder of your shares regarding how to revoke your proxy or change your vote.

Why did I receive a Notice of Internet Availability of Proxy Materials?

We have elected to take advantage of SEC rules that allow us to provide shareholders access to our proxy materials over the Internet. We believe furnishing proxy materials to our shareholders through the Internet will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. As a result, instead of a paper copy of our proxy materials, a Notice of Availability of Proxy Materials will be delivered to all of our shareholders, except for those shareholders who have previously requested to receive a paper copy of the proxy materials. This notice explains how you can access our proxy materials over the Internet and also describes how to request a printed copy of these materials. **The Notice of Internet Availability of Proxy Materials only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice of Internet Availability of Proxy Materials and returning it. The Notice of Internet Availability of Proxy Materials provides instructions on how to cast your vote.**

How can I access the proxy materials over the Internet?

You can access this proxy statement and our 2019 Annual Report on Form 10-K at www.tailoredbrands.com under "Investors". If you wish to help reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all proxy materials for future annual meetings of shareholders electronically by e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

How may I obtain a paper or e-mail copy of the proxy materials?

If you received a Notice of Internet Availability of Proxy Materials, you will find instructions about how to obtain a paper or e-mail copy of the proxy materials and our 2019 Annual Report on Form 10-K in your notice. We will mail paper copies of these documents to all shareholders to whom we do not send a Notice Regarding Internet Availability of Proxy Materials.

What should I do if I receive more than one Notice of Internet Availability of Proxy Materials or more than one paper copy of the proxy materials?

Certain shareholders may receive more than one Notice of Internet Availability of Proxy Materials or more than one paper copy of the proxy materials, including multiple proxy cards. For example, if you hold shares of our common stock in more than one brokerage account, you may receive a separate notice or a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares of our common stock are registered in more than one name, you may receive a separate notice or a separate set of paper proxy materials and proxy card for each name in which you hold shares. To vote all of your shares of our common stock, you must complete, sign, date, and return each proxy card you receive or vote the shares to which each proxy card relates. If you hold shares of our common stock in one or more street names, you must complete, sign, date, and return to each bank, broker or other nominee through whom you hold shares each instruction card received from that bank, broker or other nominee.

Where can I find the voting results for the Annual Meeting?

We will report the voting results in a Current Report on Form 8-K filed with the SEC within four business days following our 2020 Annual Meeting. You can access this report at www.tailoredbrands.com under "Investors."

MISCELLANEOUS MATTERS

SUBMITTING PROPOSALS FOR 2021 ANNUAL MEETING

The table below summarizes the requirements for shareholders to submit proposals, including director nominations, for next year's annual meeting. Shareholders are encouraged to consult SEC Rule 14a-8 or our bylaws, as applicable, to see all applicable requirements. Our bylaws are available at the Company's website (www.tailoredbrands.com) under "Investors — Corporate Governance — Governance Documents".

	Proposals for inclusion in 2021 Proxy	Director Nominees for inclusion in 2021 Proxy (proxy access)	Other proposals/nominees to be presented at 2021 meeting
Type of proposal	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A shareholder (or group of up to 20 shareholders) owning at least 3% of Company stock for at least 3 years may submit director nominees (up to 20% of the board) for inclusion in our proxy statement by satisfying the requirements specified in our bylaws	Shareholders may present proposals or director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by notifying the Company in advance and satisfying the requirements specified in our bylaws
When proposal must be received by the Company	No later than close of business on January 14, 2021	No earlier than close of business on January 14, 2021 and no later than close of business on February 13, 2021	No earlier than January 14, 2021 and no later than close of business on February 13, 2021
What to include	The information required by SEC Rule 14a-8	The information required by our bylaws	The information required by our bylaws
Where to send	Tailored Brands, Inc., 6100 Stevenson Blvd., Fremont, California 94538, Attention: Corporate Secretary, or via email at CorporateSecretary@tailoredbrands.com		

OTHER MATTERS

Our management knows of no other matters which may properly come before the meeting. However, if any matters other than those referred to above should properly come before the meeting, it is the intention of the persons named in the proxy to vote such proxy in accordance with their best judgment.

The cost of solicitation of proxies will be paid by us. In addition to solicitation by use of the mails, certain of our directors, officers or employees may solicit the return of proxies personally or by telephone or other means.

A list of shareholders of record will be available for the ten days prior to and during the virtual Annual Meeting for inspection by shareholders for any legally valid purpose related to the Annual Meeting. Shareholders interested in inspecting the list of shareholders should contact us at CorporateSecretary@tailoredbrands.com for additional information.

In some cases, only one copy of our proxy statement and our 2019 Annual Report on Form 10-K will be delivered to multiple shareholders who share the same address. If you received a household mailing this year and would like to receive additional copies of our proxy statement and/or 2019 Annual Report on Form 10-K, please submit your request in writing to: Tailored Brands, Inc., 6380 Rogerdale Road, Houston Texas 77072, Attention: Assistant Secretary, via email at CorporateSecretary@tailoredbrands.com, or by calling (281) 776-7000, and we will deliver a separate copy to you promptly upon your request. Any shareholder who wants to receive separate copies of the proxy statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should notify the Company.

We are providing without charge, to each person from whom a proxy is solicited, a copy of our Annual Report on Form 10-K for the fiscal year ended February 1, 2020. To request an additional copy of the Form 10-K, please send a request to us in care of at 6380 Rogerdale Road, Houston, Texas 77072, Attention: Assistant Secretary.

USE OF NON-GAAP FINANCIAL MEASURES

The non-GAAP financial information included in this proxy statement is provided to enhance the user's overall understanding of the Company's financial performance by removing the impacts of large, unusual or unique transactions that we believe are not indicative of our core business results. In addition, the non-GAAP presentation removes the results of the corporate apparel business and provides results from continuing operations. The Company believes that disclosure of non-GAAP results for its continuing operations is meaningful to the user's overall understanding of the Company's financial performance.

For fiscal 2019, adjusted items consist of costs related to the Company's multi-year cost savings and operational excellence program, the sale of the Joseph Abboud trademarks and the net release of tax-related valuation allowances. For fiscal 2018, these items consist of a favorable adjustment to net sales reflecting a reduction of the deferred revenue liability as a result of changes made to our loyalty programs during the fourth quarter of 2018, losses on extinguishment of debt related to the refinancing and re-pricing of the Company's term loan and the partial redemption of senior notes, costs related to the retirement of our former CEO, costs related to the closure of a rental product distribution center, a loss upon sale of our divestiture of the MW Cleaners business and finalization of the tax effects of the Tax Cuts and Jobs Act of 2017. For fiscal 2017, these items consist of costs to terminate our tuxedo rental license agreement with Macy's, a goodwill impairment charge related to our divestiture of MW Cleaners and one-time tax adjustments.

Management uses these adjusted results to assess the Company's performance, to make decisions about how to allocate resources and to develop expectations for future performance. In addition, adjusted EPS from continuing operations is used as a performance measure in the Company's executive compensation program to determine the number of performance units that are ultimately earned for certain equity awards.

The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, financial information prepared in accordance with GAAP. Management strongly encourages investors and shareholders to review the Company's financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

GAAP TO NON-GAAP ADJUSTED CONSOLIDATED STATEMENT OF EARNINGS INFORMATION (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

			GAAP to Non-GAAP Adjusted - Full Year Ended February 1, 2020		
Consolidated Results	**GAAP Results**	**Multi-Year Cost Savings and Operational Excellence Program[1]**	**Costs Related to the Agreement to Sell the Joseph Abboud Trademarks[2]**	**Total Adjustments**	**Non-GAAP Adjusted Results**
Operating income	$97,838	$27,129	$17,421	$44,550	$142,388
Provision for income taxes[3]	1,645			15,771	17,416
Net earnings from continuing operations	25,367			28,779	54,146
Net earnings from continuing operations per diluted common share	$ 0.51			$ 0.57	$ 1.08

[1] Consists of $17.9 million in consulting costs, $5.7 million in severance costs, $2.9 million of rental product write-offs related to the closure of a distribution center in Canada and $0.6 million in lease termination costs.

[2] Consists of a $13.4 million write-off of inventory related to the Joseph Abboud store and e-commerce site, $2.6 million of impairment/accelerated depreciation charges for the Joseph Abboud store and $1.4 million of other transaction-related costs.

[3] The tax effect of the excluded items is computed as the difference between tax expense on a GAAP basis and tax expense on an adjusted non-GAAP basis. The adjusted non-GAAP rate also excludes a $5.9 million net valuation allowance release.

GAAP to Non-GAAP Adjusted - Full Year Ended February 2, 2019

Consolidated Results	GAAP Results	Divestiture of MW Cleaners[1]	Refinancing and Re-pricing of Term Loan[2]	Partial Redemption of Senior Notes[3]	Closure of Rental Product Distribution Center[4]	CEO Retirement Costs[5]	Changes to Loyalty Program[6]	Total Adjustments	Non-GAAP Adjusted Results
Total net sales	$3,004,511						$ (17,630)	$ (17,630)	$ 2,986,881
Operating income	225,562	3,766			4,954	6,417	(17,630)	(2,493)	223,069
Loss on extinguishment of debt	(30,253)		21,278	8,122				29,400	(853)
Provision for income taxes[7]	17,706							16,277	33,983
Net earnings from continuing operations	98,596							10,630	109,226
Net earnings from continuing operations per diluted common share	$ 1.94							$ 0.21	$ 2.15

[1] Consists of a $3.8 million loss upon divestiture of MW Cleaners business.

[2] Consists of the elimination of unamortized deferred financing costs and original issue discount related to the refinancing and re-pricing of our Term Loan totaling $21.3 million.

[3] Consists of the $6.1 million premium and elimination of unamortized deferred financing costs totaling $2.0 million related to the partial redemption of our senior notes.

[4] Consists of $4.0 million of rental product write-offs, $0.4 million of severance, $0.3 million of closure related costs and $0.3 million of accelerated depreciation.

[5] Consists of $5.4 million of severance and consulting costs, $0.7 million related to accelerated vesting of certain share-based awards (net of the impact of forfeited awards) and $0.3 million of other costs.

[6] Consists of a favorable adjustment to net sales totaling $17.6 million reflecting the impact of changes made to our loyalty programs.

[7] The tax effect of the excluded items is computed as the difference between tax expense on a GAAP basis and tax expense on an adjusted non-GAAP basis. The adjusted non-GAAP rate also excludes a credit related to the finalization of the effects of the Tax Cuts and Jobs Act of 2017 totaling $6.1 million.

GAAP to Non-GAAP Adjusted - Full Year Ended February 3, 2018

Consolidated Results	GAAP Results	Macy's Termination[1]	Divestiture of MW Cleaners[2]	Total Adjustments	Non-GAAP Adjusted Results
Operating income	$216,096	$17,152	$1,500	$18,652	$234,748
Provision for income taxes[3]	34,617			7,025	41,642
Net earnings from continuing operations	87,017			11,627	98,644
Net earnings from continuing operations per diluted common share	$ 1.76			$ 0.23	$ 1.99

[1] Consists of $12.3 million of termination costs, $1.4 million of rental product write-offs, $1.2 million of asset impairment charges and $2.3 million of other costs.

[2] Consists of a $1.5 million goodwill impairment charge for MW Cleaners.

[3] The tax effect of the excluded items is computed as the difference between tax expense on a GAAP basis and tax expense on an adjusted non-GAAP basis. The adjusted non-GAAP rate also excludes items primarily related to a favorable tax resolution of $18.3 million offset by a change in our position on permanently reinvested foreign earnings and other impacts of the recently enacted Tax Cuts and Jobs Act of 2017 totaling $17.2 million.

TAILORED BRANDS, INC.
2016 LONG-TERM INCENTIVE PLAN
AS AMENDED AND RESTATED

ARTICLE I

ESTABLISHMENT, PURPOSE AND DURATION

1.1 **Establishment.** Previously, the Company established an incentive compensation plan known as the "*Tailored Brands, Inc. 2016 Long-Term Incentive Plan*" (the "2016 Plan"). During its 2017 Fiscal Year and Fiscal 2019 Year, the Company made certain amendments to the 2016 Plan. The Company now desires to make additional amendments to the 2016 Plan and to restate the 2016 Plan, to be known as the **"Tailored Brands, Inc. 2016 Long-Term Incentive Plan as Amended and Restated,"** as set forth in this document. The Plan permits the grant of Options (both Incentive Stock Options and Nonqualified Stock Options), Stock Appreciation Rights, Restricted Stock, Deferred Stock Units, Cash-Based Awards, Performance Stock Awards, Performance Unit Awards and Other Stock-Based Awards. The Plan shall become effective on the date the Plan is approved by the holders of at least a majority of the outstanding shares of voting stock of the Company at a meeting of the shareholders of the Company (the "**Effective Date**").

1.2 **Purpose of the Plan.** The Plan is intended to advance the interests of the Company, its Affiliates and its shareholders and promote the long-term growth of the Company by providing Employees, Non-Employee Directors and Third-Party Service Providers with incentives to maximize shareholder value and to otherwise contribute to the success of the Company and its Affiliates, thereby aligning the interests of such individuals with the interests of the Company's shareholders and providing them additional incentives to continue in their employment or affiliation with the Company or its Affiliates.

1.3 **Duration of the Plan.** The Plan shall continue indefinitely until it is terminated pursuant to Section 13.1. The applicable provisions of the Plan will continue in effect with respect to an Award granted under the Plan for as long as such Award remains outstanding. Notwithstanding the foregoing, no Incentive Stock Option may be granted under the Plan on or after the tenth anniversary of the Effective Date.

ARTICLE II

DEFINITIONS

Each word and phrase defined in this Article shall have the meaning set out below throughout the Plan, unless the context in which any such word or phrase appears reasonably requires a broader, narrower or different meaning.

2.1 "**Affiliate**" means any corporation, partnership, limited liability company or association, trust or other entity or organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (a) to vote more than fifty percent (50%) of the securities having ordinary voting power for the election of directors or comparable individuals of the controlled entity or organization, or (b) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.

2.2 "**Assets**" means assets of any kind owned by the Company, including but not limited to securities of the Company's direct and indirect subsidiaries.

2.3 "**Authorized Shares**" shall have the meaning ascribed to that term in Section 4.1(a).

2.4 "**Award**" means, individually or collectively, a grant under the Plan of an Incentive Stock Option, a Nonqualified Stock Option, a SAR, Restricted Stock, a DSU, a Cash-Based Award, a Performance Stock Award, a Performance Unit Award, or an Other Stock-Based Award, in each case subject to the terms and provisions of the Plan.

2.5 "**Award Agreement**" means a written or electronic agreement that sets forth the terms and conditions applicable to an Award granted under the Plan.

2.6 "**Beneficial Owner**" has the meaning ascribed to the term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.7 "**Board**" means the Board of Directors of the Company.

2.8 "**Cash-Based Award**" means a cash Award granted pursuant to Article IX.

2.9 "**Change in Control**" means, except as otherwise provided in an Award Agreement, the occurrence of any of the following during the term of the applicable Award Agreement:

(a) the individuals who are Incumbent Directors cease for any reason to constitute a majority of the members of the Board;

(b) the consummation of a Merger of the Company with another Entity, unless:

(i) the individuals and Entities who were the Beneficial Owners of the Voting Securities of the Company outstanding immediately prior to such Merger own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the Voting Securities of either the surviving Entity or the parent of the surviving Entity outstanding immediately after such Merger in substantially the same proportions, as to each other, as their ownership of the Company's Voting Securities immediately prior to such Merger; and

(ii) the individuals who comprise the Board immediately prior to such Merger constitute a majority of the board of directors or other governing body of either the surviving Entity or the parent of the surviving Entity;

(c) any Person, other than a Specified Owner, becomes a Beneficial Owner, directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding Voting Securities;

(d) a sale, transfer, lease or other disposition of all or substantially all of the Assets is consummated (an "**Asset Sale**"), unless:

(i) the individuals and Entities who were the Beneficial Owners of the Voting Securities of the Company immediately prior to such Asset Sale own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the Voting Securities of the Entity that acquires such Assets in such Asset Sale or its parent immediately after such Asset Sale in substantially the same proportions as their ownership of the Company's Voting Securities immediately prior to such Asset Sale; and

(ii) the individuals who comprise the Board immediately prior to such Asset Sale constitute a majority of the board of directors or other governing body of either the Entity that acquired such Assets in such Asset Sale or its parent; or

(e) The shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

2.10 "**Code**" means the United States Internal Revenue Code of 1986, as amended from time to time.

2.11 "**Committee**" means (a) in the case of an Award granted to a Non-Employee Director, the Board, and (b) in the case of any other Award granted under the Plan, the Compensation Committee or, if the Compensation Committee chooses to delegate it duties, a committee of at least two persons who are members of the Compensation Committee and are appointed by the Compensation Committee to administer the Plan. As to Awards that are authorized by the Committee and that are intended to be exempt under Rule 16b-3 of the General Rules and Regulations under the Exchange Act, the requirements of Rule 16b-3(d)(1) of the General Rules and Regulations under the Exchange Act with respect to committee action must be satisfied.

2.12 "**Company**" means Tailored Brands, Inc., a Texas corporation, or any successor (by reincorporation, merger or otherwise).

2.13 "**Compensation Committee**" means the Compensation Committee of the Board, the composition and governance of which is subject to Section 303A.05 of the Listed Company Manual of the New York Stock Exchange.

2.14 "**Corporate Event**" shall have the meaning ascribed to that term in Section 4.5(b).

2.15 "**Deferred Stock Unit**" or "**DSU**" means a Deferred Stock Unit credited to a Holder's ledger account maintained by the Company pursuant to Article VIII.

2.16 "**Disability**" means, as determined by the Committee in its discretion exercised in good faith, (a) in the case of an Award that is exempt from the application of the requirements of Section 409A and is granted to a Holder who is covered by the Company's long-term disability insurance policy or plan, a physical or mental condition of the Holder that would entitle him or her to payment of disability income payments under such long-term disability insurance policy or plan as then in effect, (b) in the case of an Award that is exempt from the application of the requirements of Section 409A and is granted to a Holder who is not covered by the Company's long-term disability insurance policy or plan for whatever reason, or in the event the Company does not maintain such a long-term disability insurance policy or plan, and for purposes of an ISO granted under the Plan, a permanent and total disability as defined in section 22(e)(3) of the Code and (c) in the case of an Award that is not exempt from the application of the requirements of Section 409A, a physical or mental condition of the Holder where (i) the Holder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) the Holder is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company. A determination of Disability may be made by a physician selected or approved by the Committee and, in this respect, the Holder shall submit to an examination by such physician upon request by the Committee.

2.17 "**Dividend Equivalent**" means a payment equivalent in amount to a dividend paid with respect to a share of the Stock to the Company's shareholders.

2.18 "**DSU Award**" means an Award granted pursuant to Article VIII.

2.19 "**Effective Date**" shall have the meaning ascribed to that term in Section 1.1.

2.20 "**Employee**" means (a) a person employed by the Company or any Affiliate as a common law employee and (b) a person who has agreed to become a common law employee of the Company or any Affiliate and is expected to become such within three (3) months after the date of grant of the Award.

2.21 "**Entity**" means any corporation, partnership, association, joint-stock company, limited liability company, trust, unincorporated organization or other business entity.

2.22 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, or any successor act.

2.23 "**Fair Market Value**" of the Stock as of any particular date means,

   (a) if the Stock is traded on a stock exchange,

      (i) and if the Stock is traded on that date, the closing sale price of the Stock on that date; or

      (ii) and if the Stock is not traded on that date, the closing sale price of the Stock on the last trading date immediately preceding that date;

   as reported on the principal securities exchange on which the Stock is traded; or

   (b) if the Stock is traded in the over-the-counter market,

      (i) and if the Stock is traded on that date, the average between the high bid and low asked price on that date; or

      (ii) and if the Stock is not traded on that date, the average between the high bid and low asked price on the last trading date immediately preceding that date;

   as reported in such over-the-counter market; *provided*, however, that (x) if the Stock is not so traded, or (y) if, in the discretion of the Committee, another means of determining the fair market value of a share of Stock at such date shall be necessary or advisable, the Committee may provide for another method or means for determining such fair market value, which method or means shall comply with the requirements of a reasonable valuation method as described under Section 409A.

2.24 "**Fiscal Year**" means the Company's fiscal year.

2.25 "**Forfeiture Determination**" shall have the meaning ascribed to that term in Section 4.7(a).

2.26 "**Full Value Award**" means an Award that is settled by the issuance of shares of Stock, other than an Incentive Stock Option, a Nonqualified Stock Option or a Stock Appreciation Right.

2.27 "**Holder**" means a person who has been granted an Award or any person who is entitled to receive shares of Stock or cash under an Award.

2.28 "**Incentive Stock Option**" or "**ISO**" means an option to purchase Stock granted pursuant to Article V that is designated as an incentive stock option and that is intended to satisfy the requirements of section 422 of the Code.

2.29 "**Incumbent Director**" means:

(a) a member of the Board on the Effective Date; or

(b) an individual:

(i) who becomes a member of the Board after the Effective Date;

(ii) whose appointment or election by the Board or nomination for election by the Company's shareholders is approved or recommended by a vote of at least two-thirds of the then serving Incumbent Directors (as defined herein); and

(iii) whose initial assumption of service on the Board is not in connection with an actual or threatened election contest.

2.30 "**Merger**" means a merger, consolidation or similar transaction.

2.31 "**Non-Employee Director**" means a member of the Board who is not an Employee.

2.32 "**Nonqualified Stock Option**" or "**NQSO**" means a "nonqualified stock option" to purchase Stock granted pursuant to Article V that does not satisfy the requirements of section 422 of the Code (any Option granted under the Plan that is not expressly designated as an ISO shall be deemed to be designated a Nonqualified Stock Option under the Plan).

2.33 "**Option**" means an Incentive Stock Option or a Nonqualified Stock Option.

2.34 "**Option Price**" shall have the meaning ascribed to that term in Section 5.4.

2.35 "**Other Stock-Based Award**" means an equity-based or equity-related Award not otherwise described by the terms and provisions of the Plan that is granted pursuant to Article X.

2.36 "**Parent Corporation**" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of the action or transaction, each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.37 "**Performance Goals**" means one or more of the criteria described in Section 9.2 on which the performance goals applicable to a Performance Stock Award or a Performance Unit Award are based.

2.38 "**Performance Stock Award**" means an Award designated as a performance stock award granted to a Holder pursuant to Article IX.

2.39 "**Performance Unit Award**" means an Award designated as a performance unit award granted to a Holder pursuant to Article IX.

2.40 "**Period of Restriction**" means the period during which Restricted Stock is subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article VII.

2.41 "**Person**" shall have the meaning ascribed to the term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "**group**" as defined in Section 13(d) thereof, except that the term shall not include (a) the Company or any of its Affiliates, (b) a trustee or other fiduciary holding Company securities under an employee benefit plan of the Company or any of its Affiliates, (c) an underwriter temporarily holding securities pursuant to an offering of those securities or (d) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

2.42 "**Plan**" means the Tailored Brands, Inc. 2016 Long-Term Incentive Plan, as Amended and Restated, as set forth in this document as it may be amended from time to time.

2.43 "**Preexisting Plans**" means the Tailored Brands, Inc. 2004 Long-Term Incentive Plan and The Men's Wearhouse, Inc. 1996 Long-Term Incentive Plan. After the Effective Date, no further awards will be granted under the Preexisting Plans.

2.44 "**Restricted Stock**" means shares of restricted Stock issued or granted under the Plan pursuant to Article VII.

2.45 "**Restricted Stock Award**" means an authorization by the Committee to issue or transfer Restricted Stock to a Holder.

2.46 "**Retirement**" means (a) in the case of an Employee, unless otherwise determined by the Committee, the Employee's voluntary Termination of Employment after attaining age 65 and (b) in the case of a Non-Employee Director, retirement from the Board in accordance with the Board's then applicable retirement policy.

2.47 "**Section 409A**" means section 409A of the Code and the regulations and other guidance promulgated by the United States Department of Treasury or the United States Internal Revenue Service under section 409A of the Code, or any successor statute.

2.48 "**Specified Owner**" means any of the following:

(a) the Company;

(b) an Affiliate of the Company;

(c) an employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate of the Company;

(d) a Person that becomes a Beneficial Owner of the Company's outstanding Voting Securities representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding Voting Securities as a result of the acquisition of securities directly from the Company and/or its Affiliates; or

(e) a Person that becomes a Beneficial Owner of the Company's outstanding Voting Securities representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding Voting Securities as a result of a Merger if the individuals and Entities who were the Beneficial Owners of the Voting Securities of the Company outstanding immediately prior to such Merger own, directly or indirectly, at least fifty percent (50%) of the combined voting power of the Voting Securities of any of the Company, the surviving Entity or the parent of the Company or the surviving Entity outstanding immediately after such Merger in substantially the same proportions as their ownership of the Voting Securities of the Company outstanding immediately prior to such Merger.

2.49 "**Stock**" means the common stock of the Company, $0.01 par value per share (or such other par value as may be designated by act of the Company's shareholders).

2.50 "**Stock Appreciation Right**" or "**SAR**" means a stock appreciation right granted under the Plan pursuant to Article VI.

2.51 "**Subsidiary Corporation**" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the action or transaction, each of the corporations other than the last corporation in an unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.52 "**Substantial Risk of Forfeiture**" shall have the meaning ascribed to that term in Section 409A.

2.53 "**Ten Percent Shareholder**" means an individual, who, at the time the applicable Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent Corporation or Subsidiary Corporation. An individual shall be considered as owning the stock owned, directly or indirectly, by or for his or her brothers and sisters (whether by the whole or half blood), spouse, ancestors, and lineal descendants; and stock owned, directly or indirectly, by or for a corporation, partnership, estate, or trust, shall be considered as being owned proportionately by or for its shareholders, partners, or beneficiaries.

2.54 "**Termination of Employment**" means, except as otherwise provided in the case of an ISO in the following sentence of this Section 2.54, (a) if the Award Agreement is not exempt from and is subject to Section 409A the termination of the Award recipient's employment with the Company and all Affiliates in a manner that constitutes a "separation from service" (as that term is defined for purposes of Section 409A using the default rules) as determined by the Committee and (b) if the Award Agreement is exempt from and not subject to Section 409A the termination of the Award recipient's employment relationship with the Company and all Affiliates as determined by the Committee. "Termination of Employment" means, in the case of an ISO, the termination of the Employee's employment relationship with all of the Company, any Parent Corporation, any Subsidiary Corporation and any parent or subsidiary corporation (within the meaning of section 422(a)(2) of the Code) of any such corporation that issues or assumes an ISO in a transaction to which section 424(a) of the Code applies.

2.55 "**Termination of Service**" means, in the case of an Award issued to a Non-Employee Director or a Third Party Service Provider, (a) if the Award Agreement is not exempt from and is subject to Section 409A the termination of the Award recipient's service relationship with the Company and all Affiliates in a manner that constitutes a "separation from service" (as that term is defined for purposes of Section 409A using the default rules) as determined by the Committee and (b) if the Award Agreement is exempt from and not subject to Section 409A, in the case of an Award to a Non-Employee Director, the termination of a Non-Employee Director's service on the Board, and, in the case of a Third Party Service Provider, the termination of the Third Party Service Provider's service relationship with the Company and all Affiliates as determined by the Committee.

2.56 "**Third Party Service Provider**" means any consultant, agent, representative, advisor, or independent contractor who renders services to the Company or an Affiliate that (a) are not in connection with the offer and sale of the Company's securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

2.57 "**Voting Securities**" means the outstanding securities entitled to vote generally in the election of directors or other governing body.

ARTICLE III

ELIGIBILITY AND PARTICIPATION

3.1 **Eligibility.** Except as otherwise specified in this Article III, the persons who are eligible to receive Awards under the Plan are Employees, Non-Employee Directors and Third Party Service Providers, *provided*, however, that (a) only those persons who are, on the dates of grant, key employees of the Company or any Parent Corporation or Subsidiary Corporation are eligible for grants of Incentive Stock Options under the Plan and (b) Non-Employee Directors and Third Party Service Providers are eligible to receive only NQSOs, SARs, Restricted Stock, and DSUs. Awards other than ISOs, Performance Stock Awards or Performance Units Awards may also be granted to a person who is expected to become a key Employee within three (3) months of the date of grant.

3.2 **Participation.** Subject to the terms and provisions of the Plan, the Committee may, from time to time, select the eligible persons to whom Awards shall be granted and shall determine the nature and amount of each Award.

ARTICLE IV

GENERAL PROVISIONS RELATING TO AWARDS

4.1 **Authority to Grant Awards.** The Committee may grant Awards to those Employees, Non-Employee Directors and Third Party Service Providers as the Committee shall from time to time determine, under the terms and conditions of the Plan. Subject only to any applicable limitations set out in the Plan, the number of shares of Stock or other value to be covered by any Award to be granted under the Plan shall be as determined by the Committee in its sole discretion. On an annual basis, as provided in Section 12.2(d), the Compensation Committee also may delegate to the Chief Executive Officer or other executive officer of the Company the authority to grant Awards (other than Awards pursuant to Article IX) to eligible persons who are neither (a) Non-Employee Directors or (b) officers of the Company or any Affiliate subject to the provisions of Section 16 of the Exchange Act. Subject to Section 4.2 and Section 4.5, the following rules shall apply to grants of Awards under the Plan:

(a) The aggregate number of shares of Stock with respect to which Awards may be granted under the Plan is 12,600,000 less one (1.0) share of Stock for every one (1.0) share of Stock that was subject to a grant of an Option or Stock Appreciation Right under the Preexisting Plans after May 1, 2016 and 1.75 shares of Stock for every one (1.0) share of Stock that was subject to a grant of a Full Value Award under the Preexisting Plans after May 1, 2016 (the "**Authorized Shares**").

(b) The aggregate number of shares of Stock with respect to which ISOs may be granted under the Plan is equal to the Authorized Shares.

(c) (i) upon a grant of a Full Value Award, the number of shares of Stock available for issuance under the Plan shall be reduced by an amount equal to the product of (A) 1.75 and (B) the number of shares of Stock subject to such Full Value Award, and any shares of Stock underlying a Full Value Award that become available for future grant under the 1.75 and (D) the number of shares of Stock subject to such an Award that become available for future grant under the Plan pursuant to Section 4.2 and (ii) upon a grant of an Option or Stock Appreciation Right, the number of shares of Stock available for issuance under the Plan shall be reduced by an amount equal to the number of shares of Stock subject to such Award, and any shares of Stock underlying an Option or Stock Appreciation Right that become available for future grant under the Plan pursuant to Section 4.2 shall be added back to the Plan in an amount equal to the number of shares of Stock subject to such an Award that become available for future grant under the Plan pursuant to Section 4.2.

(d) The maximum number of shares of Stock with respect to which ISOs may be granted to an Employee during a Fiscal Year is equal to 1,500,000. The maximum number of shares of Stock with respect to which NQSOs may be granted to an Employee during a Fiscal Year is equal to 1,500,000. The maximum number of shares of Stock with respect to which SARs may be granted to an Employee during a Fiscal Year is equal to 1,500,000. The maximum number of shares of Stock with respect to which Performance Stock Awards may be granted to an Employee during a Fiscal Year is equal to 900,000. The maximum number of shares of Stock with respect to which Performance Unit Awards payable in shares of Stock may be granted to an Employee during a Fiscal Year is equal to 900,000. In the case of Performance Stock Awards or Performance Unit Awards that are settled in cash based on the Fair Market Value of a share of Stock, the maximum aggregate amount of cash that may respectively be paid pursuant to each such type of Award to any Employee in any Fiscal Year shall be equal to the per share Fair Market Value as of the relevant payment or settlement date multiplied by 900,000.

(e) The maximum number of shares of Stock subject to Awards granted during a single Fiscal Year to any Non-Employee Director, taken together with any cash fees paid to such Non-Employee Director during the Fiscal Year, shall not exceed $500,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

(f) Each of the foregoing numerical limits stated in this Section 4.1 shall be subject to adjustment in accordance with the provisions of Section 4.5.

4.2 **Accounting for Shares Under the Authorized Shares Limit.**

(a) To the extent that any outstanding Award terminates or expires, is forfeited or cancelled, for any reason, or is settled in cash in lieu of shares of Stock or in a manner such that all or some of the shares of Stock covered by the Award are not issued or are exchanged for Awards that do not involve shares of Stock, the shares of Stock allocable to such portion of the Award will immediately become available to be issued pursuant to an Award granted under the Plan.

(b) Any shares of Stock subject to outstanding awards under the Preexisting Plans as of the Effective Date that on or after the Effective Date cease for any reason to be subject to such awards other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in shares of Stock will immediately become available to be issued pursuant to an Award granted under the Plan, except as otherwise provided in this Section 4.2.

(c) If shares of Stock are withheld from payment of an Award (or an award under the Preexisting Plans) to satisfy tax obligations with respect to the Award, such shares of Stock will not become available to be issued pursuant to an Award granted under the Plan.

(d) If shares of Stock are tendered in payment of the Option Price of an Option (or an option under the Preexisting Plans), such shares of Stock will not become available to be issued pursuant to an Award granted under the Plan.

(e) When a Stock Appreciation Right (or a stock appreciation right under the Preexisting Plans) is settled in shares of Stock, the number of shares of Stock subject to the Stock Appreciation Right under the Award Agreement will not become available to be issued pursuant to an Award granted under the Plan.

(f) If shares of Stock are repurchased by the Company on the open market with the proceeds of an Option exercise (or proceeds of an option exercise under the Preexisting Plans), such shares of Stock will not become available to be issued pursuant to an Award granted under the Plan.

(g) In the case of any Award granted through the assumption of, or in substitution for, an outstanding award granted by a company or business acquired by the Company or a Subsidiary Corporation or Affiliate of the Company or with which the Company or a Subsidiary Corporation or Affiliate of the Company merges, consolidates or enters into a similar corporate transaction, shares of Stock issued or issuable in connection with such substitute Award shall not count against the aggregate number of shares of Stock with respect to which Awards may be granted under the Plan.

4.3 **Non-Transferability.** Except as specified in the applicable Award Agreement or in a domestic relations court order, no Award may be transferred, sold, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law, for consideration or otherwise) or be subject to execution, attachment or similar process, other than by will or under the laws of descent and distribution, and shall be exercisable, during the Holder's lifetime, only by him or her. Any attempted transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition of an Award in violation of this Section 4.3 shall be null and void. In the discretion of the Committee, any attempt at transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition of an Award other than under the terms of the Plan and the applicable Award Agreement may terminate the Award. Notwithstanding anything in the Plan or an Award Agreement to the contrary, no ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

4.4 **Requirements of Law.** The Company shall not be required to sell or issue any shares of Stock under any Award if issuing those shares of Stock would constitute or result in a violation by the Holder or the Company of any provision of any law, statute or regulation of any governmental authority. Specifically, in connection with any applicable statute or regulation relating to the registration of securities, upon exercise of any Option or pursuant to any other Award, the Company shall not be required to issue any shares of Stock unless the Committee has received evidence satisfactory to it to the effect that the Holder will not transfer the shares of Stock except in accordance with applicable law, including receipt of an opinion of counsel satisfactory to the Company to the effect that any proposed transfer complies with applicable law. The determination by the Committee on this matter shall be final, binding and conclusive. The Company may, but shall in no event be obligated to, register any shares of Stock covered by the Plan pursuant to applicable securities laws of any country or any political subdivision. In the event the shares of Stock issuable on exercise of an Option or pursuant to any other Award are not registered, the Company may imprint on the certificate evidencing the shares of Stock any legend that counsel for the Company considers necessary or advisable to comply with applicable law, or, should the shares of Stock be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the shares of Stock as counsel for the Company considers necessary or advisable to comply with applicable law. The Company shall not be obligated to take any other affirmative action in order to cause or enable the exercise of an Option or any other Award, or the issuance of shares of Stock pursuant thereto, to comply with any law or regulation of any governmental authority.

4.5 **Changes in the Company's Capital Structure.**

(a) The existence of outstanding Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of bonds, debentures, preferred or prior preference shares ahead of or affecting the Stock or Stock rights, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its assets or business or any other corporate act or proceeding, whether of a similar character or otherwise.

(b) If and to the extent necessary or appropriate to reflect any stock dividend, extraordinary dividend, stock split or share combination or any recapitalization, merger, consolidation, exchange of shares, spin-off, liquidation or dissolution of the Company or other similar transaction affecting the Stock (each, a "Corporate Event"), the Committee shall adjust the number of shares of Stock available for issuance under the Plan, any other limit applicable under the Plan with respect to the number of Awards that may be granted hereunder, and the number, class and exercise price (if applicable) or base price (if applicable) of any outstanding Award, and/or make such substitution, revision or other provisions or take such other actions with respect to any outstanding Award or the Holder or Holders thereof, in each case as it determines to be equitable. Without limiting the generality of the foregoing sentence, in the event of any such Corporate Event, the Committee shall have the power to make such changes as it deems appropriate in (i) the number and type of shares or other securities covered by outstanding Awards, (ii) the prices specified therein (if applicable), (iii) the securities, cash or other property to be received upon the exercise, settlement or conversion of such outstanding Awards or otherwise to be received in connection with such outstanding Awards and (iv) any applicable Performance Goals. After any adjustment made by the Committee pursuant to this 4.5(b), the number of shares of Stock subject to each outstanding Award shall be rounded down to the nearest whole number of whole or fractional shares (as determined by the Committee), and (if applicable) the exercise price thereof shall be rounded up to the nearest cent.

(c) If while unexercised or unvested Awards remain outstanding under the Plan a Change in Control occurs, then, except as otherwise provided in an Award Agreement or another agreement between the Holder and the Company, the Committee, acting in its sole and absolute discretion without the consent or approval of any Holder, shall act to effect one or more of the following alternatives, which may vary among individual Holders and which may vary among Awards held by any individual Holder:

(1) accelerate the time at which some or all of the Awards then outstanding may be exercised so that such Awards may be exercised in full for a limited period of time on or before a specified date (before or after such Change in Control) fixed by the Committee, after which specified date all such Awards that remain unexercised and all rights of Holders thereunder shall terminate;

(2) require the mandatory surrender to the Company by all or selected Holders of some or all of the then outstanding Options and SARs held by such Holders (irrespective of whether such Options and SARs are then exercisable under the provisions of the Plan or the applicable Award Agreement evidencing such Options or SARs) as of a date, before or after such Change in Control, specified by the Committee, in which event the Committee shall thereupon cancel such Options and SARs and the Company shall pay to each such Holder an amount of cash per share equal to the excess, if any, of the per share price offered to shareholders of the Company in connection with such Change in Control over the exercise prices or grant prices under such Options and SARs for such shares;

(3) with respect to all or selected Holders, have some or all of their then outstanding Awards (whether vested or unvested) assumed or have a new award of a similar nature substituted for some or all of their then outstanding Awards under the Plan (whether vested or unvested) by an entity which is a party to the transaction resulting in such Change in Control and which is then employing such Holder or which is affiliated or associated with such Holder in the same or a substantially similar manner as the Company prior to the Change in Control, or a parent or subsidiary of such entity, *provided* that (A) such assumption or substitution is on a basis where the excess of the aggregate fair market value of the stock subject to the Award immediately after the assumption or substitution over the aggregate exercise price of such Award is equal to the excess of the aggregate fair market value of all Stock subject to the Award immediately before such assumption or substitution over the aggregate exercise price of such Award, and (B) the assumed rights under such existing Award or the substituted rights under such new Award, as the case may be, will have the same or better terms and conditions as the rights under the existing Award assumed or substituted for, as the case may be;

(4) provide that the number and class or series of Stock covered by an Award (whether vested or unvested) theretofore granted shall be adjusted so that such Award when exercised shall thereafter cover the number and class or series of Stock or other securities or property (including

cash) to which the Holder would have been entitled pursuant to the terms of the agreement or plan relating to such Change in Control if, immediately prior to such Change in Control, the Holder had been the holder of record of the number of shares of Stock then covered by such Award; or

(5) make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control (*provided*, however, that the Committee may determine in its sole and absolute discretion that no such adjustment is necessary to reflect such Change in Control).

In effecting one or more of the alternatives set out in paragraphs (3), (4) or (5) immediately above, and except as otherwise may be provided in an Award Agreement, the Committee, in its sole and absolute discretion and without the consent or approval of any Holder, may accelerate the time at which some or all Awards then outstanding may be exercised.

(d) The issuance by the Company of stock of any class or series, or securities convertible into, or exchangeable for, stock of any class or series, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe for them, or upon conversion or exchange of stock or obligations of the Company convertible into, or exchangeable for, stock or other securities, shall not affect, and no adjustment by reason of such issuance shall be made with respect to, the number, class or series, or price of shares of Stock then subject to outstanding Awards.

4.6 **Election Under Section 83(b) of the Code.** In any case in which a Participant is permitted to make an election under section 83(b) of the Code in connection with an Award, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under section 83(b) of the Code or other applicable provision.

4.7 **Forfeiture for Cause.**

(a) Notwithstanding any other provision of the Plan or an Award Agreement to the contrary, if a determination is made as provided in Section 4.7(b) (a "***Forfeiture Determination***") that (i) the Holder (or, if the Holder is not the original grantee of the applicable Award, the original grantee of the applicable Award), before or after the termination of such individuals employment or service with the Company and all Affiliates, (A) committed fraud, embezzlement, theft, felony or an act of dishonesty (as defined below) in the course of his employment by or service to the Company or an Affiliate, (B) knowingly caused or assisted in causing the publicly released financial statements of the Company to be misstated or the Company or a subsidiary of the Company to engage in criminal misconduct, (C) disclosed trade secrets of the Company or an Affiliate or (D) violated the terms of any non-competition, non-disclosure or similar agreement with respect to the Company or any Affiliate to which the Holder (or, if the Holder is not the original grantee of the applicable Award, the original grantee of the applicable Award) is a party, and (ii) in the case of the actions described in clause (A), (C) and (D), such action materially and adversely affected the Company, then at or after the time such Forfeiture Determination is made the Board, in good faith, if such Forfeiture Determination is made prior to a Change in Control, or, as determined by a final, non-appealable order of a court of competent jurisdiction, if such Forfeiture Determination is made after a Change in Control, as a fair and equitable forfeiture to reflect the harm done to the Company and a reduction of the benefit bestowed on the Holder (or, if the Holder is not the original grantee of the applicable Award, the original grantee of the applicable Award) had the facts existing at the time the benefit was bestowed that led to the Forfeiture Determination been known to the Company at the time the benefit was bestowed, may determine that some or all (x) of the Holder's rights to shares of the Stock covered by an Award (including vested rights that have been exercised or paid, vested rights that have not been exercised or paid and rights that have not yet vested or been paid) or cash payments paid or payable under an Award (including payments for vested rights, amounts payable for vested rights that have not been paid and rights that have not yet vested), (y) some or all of the dividends that have been paid with respect to shares of the Stock covered by the Award, and (z) some or all shares of the Stock received as a result of the Holder's grant, receipt, exercise or holding of the Award and some or all net proceeds realized with respect to any shares of the Stock received as a result of the Holder's exercise or holding of the Award in excess of the price paid for such shares, will be forfeited to the Company on such terms as determined by the Board or the final, non-appealable order of a court of competent jurisdiction. For purposes of this Section 4.7, an "***act of dishonesty***" shall require a material breach by the Holder (or, if the Holder is not the original grantee of the applicable Award, the original grantee of the applicable Award) of his or her duties, obligations or undertakings owed to or on behalf of the Company and its Affiliates, as determined by the Board if such determination is made prior to a Change in Control, or, as determined by a final, non-appealable order of a court of competent jurisdiction, if such determination is made after a Change in Control. In determining whether a matter materially and adversely affects the Company, the Board shall be entitled to consider all relevant factors and exercise business judgment in making such determination, including but not limited to the financial consequences, adverse reputational consequences or legal consequences to the Company and/or its subsidiaries, individually or taken as a whole, as a result of such action.

(b) A Forfeiture Determination for purposes of Section 4.7(a) shall be made (i) before the occurrence of a Change in Control, by a majority vote of the Board and (ii) on or after the occurrence of a Change in Control, by the final, non-appealable order of a court of competent jurisdiction. The findings and decision of the Board with respect to a Forfeiture Determination made before the occurrence of a Change in Control, including those regarding the acts of the original grantee of the Award and the damage done to the Company, will be final for all purposes absent a showing by clear and convincing evidence of manifest error by, or a lack of good faith on the part of, the Board. No decision of the Board, however, will affect the finality of the discharge of the original grantee of the Award by the Company or an Affiliate.

4.8 **Forfeiture Events.** Without limiting the applicability of Section 4.7 or Section 4.9, the Committee may specify in an Award Agreement that the Holder's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, Termination of Employment for cause, Termination of Service for cause, Termination of Employment or Termination of Service for any other reason, violation of material policies of the Company and its Affiliates, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Holder, or other conduct by the Holder that is detrimental to the business or reputation of the Company and its Affiliates.

4.9 **Recoupment in Restatement Situations.** Without limiting the applicability of Section 4.7 or Section 4.8, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, the current or former Holder who was a current or former executive officer of the Company or an Affiliate shall forfeit and must repay to the Company any compensation awarded under the Plan to the extent specified in any clawback or similar policy that may be implemented by the Company from time to time, including such policies that may be implemented after the date an Award is granted, pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law, or other agreement or arrangement with a Holder.

4.10 **Award Agreements**. Each Award shall be embodied in a written or electronic Award Agreement that shall be subject to the terms and conditions of the Plan. The Award Agreement shall be signed by or delivered on behalf of an authorized executive officer of the Company, other than the Holder, on behalf of the Company, and may be signed or acknowledged by the Holder to the extent required by the Committee. The Award Agreement may specify the effect of a Change in Control of the Company on the Award. The Award Agreement may contain any other provisions that the Committee in its discretion shall deem advisable which are not inconsistent with the terms and provisions of the Plan. An Award Agreement may be altered, amended, modified, or suspended as provided in Section 13.2. An Award Agreement may be terminated as provided in Section 13.2 and elsewhere in the Plan including Sections 4.7, 4.8 and 4.9.

4.11 **Rights as Shareholder.** A Holder shall not have any rights as a shareholder with respect to Stock covered by an Option, a SAR, a DSU, a Performance Unit, or an Other Stock-Based Award payable in Stock until the date, if any, such Stock is issued by the Company; and, except as otherwise provided in Section 4.5, no adjustment for dividends, or otherwise, shall be made if the record date therefor is prior to the date of issuance of such Stock.

4.12 **Issuance of Shares of Stock.** Shares of Stock, when issued, may be represented by a certificate or by book or electronic entry.

4.13 **Restrictions on Stock Received.** The Committee may impose such conditions and restrictions on any shares of Stock issued pursuant to an Award as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the Holder hold the shares of Stock for a specified period of time.

4.14 **Compliance With Section 409A.** Awards shall be designed, granted and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A. The Plan and each Award Agreement under the Plan that is intended to comply with the requirements of Section 409A shall be construed and interpreted in accordance with such intent. If the Committee determines that an Award, Award Agreement, payment, distribution, deferral election, transaction, or any other action or arrangement contemplated by the provisions of the Plan would, if undertaken, cause a Holder to become subject to additional taxes under Section 409A, then unless the Committee specifically provides otherwise, such Award, Award Agreement, payment, distribution, deferral election, transaction or other action or arrangement shall not be given effect to the extent it causes such result and the related provisions of the Plan and Award Agreement will be deemed modified, or, if necessary, suspended in order to comply with the requirements of Section 409A to the extent determined appropriate by the Committee, in each case without the consent of or notice to the Holder. The exercisability of an Option or a SAR shall not be extended to the extent that such extension would subject the Holder to additional taxes under Section 409A. Notwithstanding any other provision of the Plan or an Award Agreement, if an Award is not exempt from the requirements of Section 409A, the Holder (or, if the Holder is not the original grantee of the applicable Award, the original grantee of the applicable Award) is a "specified employee" (within the meaning of Section 409A) and a payment under the Award is due as a result of such individual's "separation from service" (as that term is defined for purposes of Section 409A using the default rules) then no payment shall be made under the Award due to such separation from service before the date that is six (6) months after the date on which the Holder incurs such separation from service, except as otherwise allowed by Section 409A.

4.15 **Date of Grant.** The date on which an Option or SAR is granted shall be the date the Company completes the corporate action constituting an offer of stock for sale to a Holder under the terms and conditions of the Option or SAR; *provided* that such corporate action shall not be considered complete until the date on which the *maximum* number of shares that can be purchased under the Option and the minimum Option price are fixed or determinable. If the corporate action contemplates an immediate offer of stock for sale to a class of individuals, then the date of the grant is the time or date of that corporate action, if the offer is to be made immediately. If the corporate action contemplates a particular date on which the offer is to be made, then the date of grant is the contemplated date of the offer.

4.16 **Source of Shares Deliverable Under Awards.** Any shares of Stock delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued shares of Stock or of treasury shares of Stock.

4.17 **Limitations on Vesting of Awards.**

(a) Unless the applicable Award Agreement specifies otherwise, an Award shall not continue to vest after the Termination of Employment or Termination of Service of the Holder of the Award (or, if the Holder is not the original grantee of the applicable Award, the Termination of Employment or Termination of Service of the original grantee of the applicable Award) for any reason.

(b) Any Award granted under the Plan must include a minimum vesting period of at least one (1) year, provided, however, that (i) an Award Agreement may provide that the Award will vest before the completion of such one (1) year period upon the death or Disability of the original grantee of the Award or a Change in Control of the Company and (ii) Awards covering, in the aggregate, up to five percent (5%) of the Authorized Shares may be issued without any minimum vesting period.

ARTICLE V

OPTIONS

5.1 **Authority to Grant Options.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Options under the Plan to eligible persons in such number and upon such terms as the Committee shall determine; *provided* that ISOs may be granted only to eligible Employees of the Company or of any Parent Corporation or Subsidiary Corporation (as permitted by section 422 of the Code and the regulations thereunder).

5.2 **Type of Options Available.** Options granted under the Plan may be NQSOs or ISOs.

5.3 **Option Agreement.** Each Option grant under the Plan shall be evidenced by an Award Agreement that shall specify (a) whether the Option is intended to be an ISO or an NQSO, (b) the Option Price, (c) the duration of the Option, (d) the number of shares of Stock to which the Option pertains, (e) the exercise restrictions, if any, applicable to the Option and (f) such other provisions as the Committee shall determine that are not inconsistent with the terms and provisions of the Plan. Notwithstanding the designation of an Option as an ISO in the applicable Award Agreement for such Option, to the extent the limitations of Section 5.10 of the Plan are exceeded with respect to the Option, the portion of the Option in excess of the limitation shall be treated as a NQSO. An Option granted under the Plan may not be granted with any Dividend Equivalents rights.

5.4 **Option Price.** The price at which shares of Stock may be purchased under an Option (the "**Option Price**") shall not be less than one hundred percent (100%) of the Fair Market Value of the shares of Stock on the date the Option is granted; provided, however, if the Option is an ISO granted to a Ten Percent Shareholder, the Option Price must not be less than one hundred ten percent (110%) of the Fair Market Value of the shares of Stock on the date the ISO is granted. Subject to the limitations set forth in the preceding sentences of this Section 5.4, the Committee shall determine the Option Price for each grant of an Option under the Plan.

5.5 **Duration of Option.** An Option shall not be exercisable after the earlier of (a) the general term of the Option specified in the applicable Award Agreement (which shall not exceed ten years, and, in the case of a Ten Percent Shareholder, no ISO shall be exercisable later than the fifth (5th) anniversary of the date of its grant) or (b) the period of time specified in the applicable Award Agreement that follows the Termination of Employment or Termination of Service of the Holder (or, if the Holder is not the original grantee of the applicable Award, the original grantee of the applicable Award).

5.6 **Amount Exercisable.** Each Option may be exercised at the time, in the manner and subject to the conditions the Committee specifies in the Award Agreement in its sole discretion.

5.7 **Exercise of Option.**

    (a) *General Method of Exercise.* Subject to the terms and provisions of the Plan and the applicable Award Agreement, Options may be exercised in whole or in part from time to time by the delivery of written notice in the manner designated by the Committee stating (i) that the Holder wishes to exercise such Option on the date such notice is so delivered, (ii) the number of shares of Stock with respect to which the Option is to be exercised and (iii) the address to which a stock certificate, if any, representing such shares of Stock should be mailed or delivered, or the account to which the shares of Stock represented by book or electronic entry should be delivered. Except in the case of exercise by a third party broker as provided below, in order for the notice to be effective the notice must be accompanied by payment of the Option Price (and all applicable federal, state, local and foreign withholding taxes described in Section 14.3) by any combination of the following: (w) cash, certified check, or bank draft for an amount equal to the Option Price under the Option, (x) shares of stock with a Fair Market Value on the date of exercise equal to the Option Price under the Option (if approved in advance by the Committee or an executive officer of the Company), (y) as described further in (c) below, an election to make a cashless exercise through a registered broker-dealer (if approved in advance by the Committee or an executive officer of the Company) or (z) except as specified below, any other form of payment which is acceptable to the Committee. If shares of stock are used for payment by the Holder, the aggregate Fair Market Value of the shares of Stock tendered must be equal to or less than the aggregate Option Price of the shares of Stock being purchased upon exercise of the Option, and any difference must be paid by cash, certified check, or bank draft payable to the order of the Company. Whenever an Option is exercised by exchanging shares of Stock owned by the Holder, the Holder shall deliver to the Company or its delegate certificates registered in the name of the Holder representing a number of shares of Stock legally and beneficially owned by the Holder, free of all liens, claims, and encumbrances of every kind, accompanied by stock powers duly endorsed in blank by the record holder of the shares represented by the certificates, (with signature guaranteed by a commercial bank or trust company or by a brokerage firm having a membership on a registered national stock exchange). The delivery of certificates upon the exercise of Option is subject to the condition that the person exercising the Option provide the Company with the information the Company might reasonably request pertaining to exercise, sale or other disposition of an Option.

(b) *Issuance of Shares.* Subject to Section 4.3 and Section 5.7(c), as promptly as practicable after receipt of written notification and payment, in the form required by Section 5.7(a), of an amount of money necessary to satisfy the aggregate option price and any withholding tax liability that *may* result from the exercise of such Option, the Company shall deliver to the Holder certificates for the number of shares with respect to which the Option has been exercised, issued in the Holder's name. Delivery of the shares shall be deemed effected for all purposes when a stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the Holder, at the address specified by the Holder or shall have transferred to the account designated by the Holder to which the shares of Stock represented by book or electronic entry are to be delivered.

(c) *Exercise Through Third-Party Broker.* The Committee may permit a Holder to elect to pay the Option Price and any applicable tax withholding resulting from such exercise by authorizing a third-party broker to sell all or a portion of the shares of Stock acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the Option Price and any applicable federal, state, local and foreign tax withholding resulting from such exercise.

(d) *Exercise of ISOs.* All ISOs granted to an Employee under this Article V shall be exercisable during his or her lifetime only by such Employee.

(e) *Limitations on Exercise Alternatives.* The Committee shall not permit a Holder to pay such Holder's Option Price upon the exercise of an Option by having the Company reduce the number of shares of Stock that will be delivered pursuant to the exercise of the Option. An Option may not be exercised for a fraction of a share of Stock.

5.8 **Notification of Disqualifying Disposition.** If any Employee shall make any disposition of shares of Stock issued pursuant to the exercise of an ISO under the circumstances described in section 421(b) of the Code (relating to certain disqualifying dispositions), such Employee shall notify the Company of such disposition within ten (10) days thereof.

5.9 **No Rights as Shareholder.** A Holder of an Option shall not have any rights as a shareholder with respect to Stock covered by an Option until the date a stock certificate for such Stock is issued by the Company. Except as otherwise provided in Section 4.5, no adjustment for dividends, or otherwise, shall be made if the record date therefor is prior to the date of issuance of such certificate.

5.10 **$100,000 Limitation on ISOs.** To the extent that the aggregate Fair Market Value of shares of Stock with respect to which ISOs first become exercisable by a Holder in any calendar year exceeds $100,000, taking into account both shares of Stock subject to ISOs under the Plan and Stock subject to incentive stock options under all other plans of the Company, such Options shall be treated as NQSOs. For this purpose, the "Fair Market Value" of the shares of Stock subject to Options shall be determined as of the date the Options were awarded. In reducing the number of Options treated as ISOs to meet the $100,000 limit, the most recently granted Options shall be reduced first. To the extent a reduction of simultaneously granted Options is necessary to meet the $100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which shares of Stock are to be treated as shares acquired pursuant to the exercise of an ISO.

5.11 **Termination of Employment or Service.** Each Award Agreement shall set forth the extent to which the Holder of an Option shall have the right to exercise the Option following the Holder's Termination of Employment or Termination of Service. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options issued pursuant to the Award Agreement or the Plan, and may reflect distinctions based on the reasons for termination or severance.

ARTICLE VI

STOCK APPRECIATION RIGHTS

6.1 **Authority to Grant SAR Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant SARs under the Plan to eligible persons in such number and upon such terms as the Committee shall determine. Subject to the terms and conditions of the Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Holder and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

6.2 **General Terms.** Subject to the terms and conditions of the Plan, a SAR granted under the Plan shall confer on the recipient a right to receive, upon exercise thereof, an amount equal to the excess of (a) the Fair Market Value of one share of the Stock on the date of exercise over (b) the grant price of the SAR, which shall not be less than one hundred percent (100%) of the Fair Market Value of one share of the Stock on the date of grant of the SAR. A SAR granted under the Plan may not be granted with any Dividend Equivalents rights.

6.3 **SAR Agreement.** Each Award of SARs granted under the Plan shall be evidenced by an Award Agreement that shall specify (a) the grant price of the SAR, (b) the term of the SAR, (c) the vesting and termination provisions of the SAR and (d) such other provisions as the Committee shall determine that are not inconsistent with the terms and provisions of the Plan. The Committee may impose such additional conditions or restrictions on the exercise of any SAR as it may deem appropriate.

6.4 **Term of SAR.** The term of a SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided that no SAR shall be exercisable on or after the tenth anniversary date of its grant.

6.5 **Exercise of SARs.** Subject to the terms and provisions of the Plan and the applicable Award Agreement, a SAR may be exercised in whole or in part from time to time by the delivery of written notice in the manner designated by the Committee stating (a) that the Holder wishes to exercise such SAR on the date such notice is so delivered, (b) the number of shares of Stock with respect to which the SAR is to be exercised and (c) the address to which the payment due under such SAR should be delivered or the account to which any shares of Stock payable as a result of the exercise of the SAR represented by book or electronic entry should be delivered. In accordance with applicable law, a SAR may be exercised subject to whatever additional terms and conditions the Committee, in its sole discretion, imposes.

6.6 **Payment of SAR Amount.** Upon the exercise of a SAR, a Holder shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the Fair Market Value of a share of Stock on the date of exercise over the grant price of the SAR by the number of shares of Stock with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon SAR exercise may be in cash, in shares of Stock of equivalent value, in some combination thereof or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

6.7 **Termination of Employment or Service.** Each Award Agreement shall set forth the extent to which the Holder of a SAR shall have the right to exercise the SAR following the Holder's Termination of Employment or Termination of Service. Such provisions shall be determined in the sole discretion of the Committee, may be included in the Award Agreement entered into with the Holder, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination or severance.

6.8 **No Rights as Shareholder.** A grantee of a SAR award, as such, shall have no rights as a shareholder.

6.9 **Restrictions on Stock Received.** The Committee may impose such conditions and restrictions on any shares of Stock received upon exercise of a SAR granted pursuant to the Plan as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the Holder hold the shares of Stock received upon exercise of a SAR for a specified period of time.

ARTICLE VII

RESTRICTED STOCK AWARDS

7.1 **Restricted Stock Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may make Awards of Restricted Stock under the Plan to eligible persons in such number and upon such terms as the Committee shall determine. The amount of and the vesting, transferability and forfeiture restrictions applicable to any Restricted Stock Award shall be determined by the Committee in its sole discretion. If the Committee imposes vesting, transferability and forfeiture restrictions on a Holder's rights with respect to Restricted Stock, the Committee may issue such instructions to the Company's share transfer agent in connection therewith as it deems appropriate. The Committee may also cause the certificate for shares of Stock issued pursuant to a Restricted Stock Award to be imprinted with any legend which counsel for the Company considers advisable with respect to the restrictions or, should the shares of Stock be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the shares of Stock as counsel for the Company considers necessary or advisable to comply with applicable law.

7.2 Restricted Stock Award Agreement. Each Restricted Stock Award shall be evidenced by an Award Agreement that contains any vesting, transferability and forfeiture restrictions and other provisions not inconsistent with the Plan as the Committee may specify.

7.3 Holder's Rights as Shareholder. Subject to the terms and conditions of the Plan, each recipient of a Restricted Stock Award shall have all the rights of a shareholder with respect to the shares of Restricted Stock included in the Restricted Stock Award during the Period of Restriction established for the Restricted Stock Award. Dividends paid with respect to Restricted Stock shall be subject to Section 12.5. During the Period of Restriction, certificates representing the Restricted Stock shall be registered in the Holder's name and bear a restrictive legend to the effect that ownership of such Restricted Stock, and the enjoyment of all rights appurtenant thereto, are subject to the restrictions, terms, and conditions provided in the Plan and the applicable Award Agreement. Such certificates shall be deposited by the recipient with the Secretary of the Company or such other officer or agent of the Company as may be designated by the Committee, together with all stock powers or other instruments of assignment, each endorsed in blank, which will permit transfer to the Company of all or any portion of the Restricted Stock which shall be forfeited in accordance with the Plan and the applicable Award Agreement.

ARTICLE VIII

DEFERRED STOCK UNIT AWARDS

8.1 Authority to Grant DSU Awards. Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant DSU Awards under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. The amount of and the vesting, transferability and forfeiture restrictions applicable to any DSU Award shall be determined by the Committee in its sole discretion. The Committee shall maintain a bookkeeping ledger account which reflects the number of DSUs credited under the Plan for the benefit of a Holder.

8.2 DSU Award. A DSU Award shall be similar in nature to a Restricted Stock Award except that no shares of Stock (or equivalent value in cash) are actually transferred to the Holder until a later date specified in the applicable Award Agreement. Each DSU shall have a value equal to the Fair Market Value of a share of Stock.

8.3 DSU Award Agreement. Each DSU Award shall be evidenced by an Award Agreement that contains any Substantial Risk of Forfeiture, vesting, transferability and forfeiture restrictions, form and time of payment provisions and other provisions not inconsistent with the Plan as the Committee may specify.

8.4 Dividend Equivalents. An Award Agreement for a DSU Award may specify that the Holder shall be entitled to the payment of Dividend Equivalents under the Award. Any Dividend Equivalents paid under an Award shall be subject to restrictions and a Substantial Risk of Forfeiture to the same extent as the Award with respect to which such Dividend Equivalents are to be paid.

8.5 Form of Payment Under DSU Award. Payment under a DSU Award shall be made in cash, shares of Stock or any combination thereof, as specified in the applicable Award Agreement.

8.6 Time of Payment Under DSU Award. A Holder's payment under a DSU Award shall be made at such time as is specified in the applicable Award Agreement. The Award Agreement shall specify that the payment will be made (a) by a date that is no later than the date that is two and one-half (2½) months after the end of the calendar year in which the DSU Award payment is no longer subject to a Substantial Risk of Forfeiture or (b) at a time that is permissible under Section 409A.

8.7 Holder's Rights as Shareholder. Each recipient of a DSU Award shall have no rights of a shareholder with respect to the Holder's DSUs. A Holder shall have no voting rights with respect to any DSU Awards.

ARTICLE IX

CASH-BASED AWARDS, PERFORMANCE STOCK AWARDS
AND PERFORMANCE UNIT AWARDS

9.1 Authority to Grant Cash-Based Awards, Performance Stock Awards and Performance Unit Awards. Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant Cash-Based Awards, Performance Stock Awards and Performance Unit Awards under the Plan to eligible persons in such amounts and upon such terms as the Committee shall determine. A Cash-Based Award is an Award denominated in cash subject to the attainment of applicable Performance Goals. A Performance Stock Award is similar to a Restricted Stock Award but is subject to attainment of the applicable Performance Goals. A Performance Unit Award is similar to a DSU Award but is subject to attainment of the applicable Performance Goals. The amount of and the vesting, transferability and forfeiture restrictions applicable to any Cash-Based Award, Performance Stock Award or Performance Unit Award shall be based upon the attainment of such Performance Goals as the Committee may determine. If the Committee imposes vesting, transferability and forfeiture restrictions on a Holder's rights with respect to a Performance Stock Award or Performance Unit Award, the Committee may issue such instructions to the Company's share transfer agent in connection therewith as it deems appropriate. The Committee may also cause the certificate for shares of Stock issued pursuant to a Performance Stock Award or Performance Unit Award to be imprinted with any legend which counsel for the Company considers advisable with respect to the restrictions or, should the shares of Stock be represented by book or electronic entry rather than a certificate, the Company may take such steps to restrict transfer of the shares of Stock as counsel for the Company considers necessary or advisable.

9.2 **Performance Goals and Performance Criteria.**

(a) The Performance Goals upon which the payment or vesting of an Award may be based shall include one or more of the following Performance Goals, which may be based on one or more business criteria that apply to the Employee, or one or more business units, subsidiaries, divisions, departments, regions, stores, segments, products, or functions of the Company or its Affiliates, or the Company as a whole: revenue, revenue growth, product revenue growth, revenue ratios, net revenue, net income or loss, operating income, pre-tax or after-tax income or loss (before or after allocation of corporate overhead and bonus), earnings, net earnings, earnings before interest, taxes, depreciation, and amortization ("*EBITDA*"), earnings before any one of, or combination of two or more of, interest, taxes, depreciation, amortization and/or any other financial adjustment to earnings set forth in the Company's audited financial statements that is allowed under generally accepted accounting principles, earnings per share, earnings per share growth, economic value, economic value added, gross profits, operating profits, net operating profit, net profits, profit return, gross margin, profit margins, cash margins, operating margin, year-end cash, profit before tax, cash return on capitalization, operating expense, operating expense as a percentage of revenue, improvement in or attainment of expense levels, expense reductions, gross sales, net sales, sales growth, comparable sales growth, stock price, comparisons with various stock market indices, return on equity, return on assets, return on net assets, return on capital, return on capital compared to cost of capital, cost of capital, assets under management, return on capital employed, return on invested capital, debt to capital ratio, debt reduction, shareholder equity, improvement in or attainment of working capital levels, including cash, inventory levels, accounts receivable levels, total shareholder return, shareholder return, shareholder value, growth in shareholder value relative to a pre-determined index, financial ratios (including those measuring liquidity, activity, profitability or leverage), financial return ratio, cash flow, net cash flow, cash flow from operations, net cash provided by operating activities, free cash flow, cash flow per share (before or after dividends), cash flow return on investment, cash value added performance, cost reductions, cost ratios, market share, proceeds from dispositions, project completion time and budget goals, net cash flow before financing activities, financing and other capital raising transactions (including sales of the Company's equity or debt securities), acquisitions and divestitures, operating efficiencies, customer growth, total market value, credit rating, sales or licenses of the Company's and its Affiliates' assets, including intellectual property, whether in a particular jurisdiction or territory or globally, customer satisfaction, customer satisfaction rating, customer complaint frequency, incident resolution success ratio, problem resolution success ratio, strategic plan development and implementation, succession plan development and implementation, improvements in productivity, employee satisfaction, employee turnover, recruiting and maintaining personnel, and any other objective or subjective corporate-wide or subsidiary, division, operating unit or individual measures as determined by the Committee. A Performance Goal may also be based on performance relative to a peer group of companies. Unless otherwise stated, a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). Performance Goals that are financial metrics may be determined in accordance with United States Generally Accepted Accounting Principles ("**GAAP**") or financial metrics that are based on, or able to be derived from GAAP, and may be adjusted when established (or at any time thereafter) to include or exclude any items otherwise includable or excludable under GAAP.

(b) Performance Goals may be measured (a) on a per share, per capita, per unit, per square foot, per employee, per store, per customer or other objective basis established by the Committee, (b) on a pre-tax or after-tax basis, or (c) on an absolute basis or in relative terms (including, but not limited to, the passage of time and/or against other companies, financial metrics and/or an index).

(c) The Committee may, in its discretion, provide that amounts relating to or arising from one or more of the following may be included or excluded when determining the applicable Performance Goal for an Award:

(i) unusual, infrequently occurring or non-recurring events affecting the Company and/or its Affiliates;

(ii) changes in applicable tax laws;

(iii) changes in accounting principles;

(iv) changes related to restructured or discontinued operations;

(v) restatement of prior financial results; and

(vi) any other unusual, infrequently occurring or non-recurring gain or loss including those described in the Financial Accounting Standards Board's authoritative guidance, footnotes to the Company's financial statements, in management's discussion and analysis of financial condition and results of operations appearing in the Company's reports on Form 10-K, 10-Q or 8-K for the applicable year and/or appearing in a press release reporting the Company's earnings for any fiscal period.

Each of the adjustments described above may relate to the Company as a whole or any part of the Company's business or operations.

(d) Prior to the payment of any compensation based on the achievement of Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Cash-Based Award, Performance Stock Award or Performance Unit Award made pursuant to the Plan shall be determined by the Committee.

9.3 **Written Agreement.** Each Cash-Based Award, Performance Stock Award or Performance Unit Award shall be evidenced by an Award Agreement that contains any vesting, transferability and forfeiture restrictions and such other provisions not inconsistent with the Plan as the Committee may specify.

9.4 **Form and Time of Payment Under Cash-Based Award.** Payment under a Cash-Based Award shall be made in cash, shares of Stock or any combination thereof, as specified in the applicable Award Agreement. A Holder's payment under a Cash-Based Award shall be made at such time as is specified in the applicable Award Agreement. The Award Agreement shall specify that the payment will be made (a) by a date that is no later than the date that is two and one-half ($2\frac{1}{2}$) months after the end of the calendar year in which the Cash-Based Award payment is no longer subject to a Substantial Risk of Forfeiture or (b) at a time that is permissible under Section 409A.

9.5 **Form and Time of Payment Under Performance Unit Award.** Payment under a Performance Unit Award shall be made in cash, shares of Stock or any combination thereof, as specified in the applicable Award Agreement. A Holder's payment under a Performance Unit Award shall be made at such time as is specified in the applicable Award Agreement. The Award Agreement shall specify that the payment will be made (a) by a date that is no later than the date that is two and one-half ($2\frac{1}{2}$) months after the end of the calendar year in which the Performance Unit Award payment is no longer subject to a Substantial Risk of Forfeiture or (b) at a time that is permissible under Section 409A.

9.6 **Holder's Rights as Shareholder With Respect to a Performance Stock Award.** Subject to the terms and conditions of the Plan and the applicable Award Agreement, a Holder of a Performance Stock Award shall have all the rights of a shareholder with respect to the shares of Stock issued to the Holder pursuant to the Award during any period in which such issued shares of Stock are subject to forfeiture and restrictions on transfer, including, the right to vote such shares of Stock; provided, however, that any dividends paid with respect to a Performance Stock Award shall be subject to Section 12.

9.7 **Adjustment.** The Committee may adjust upward or downward the amount payable pursuant to a Cash-Based Award, Performance Stock Award or Performance Unit Award.

9.8 **Dividend Equivalents.** An Award Agreement for a Performance Unit Award may specify that the Holder shall be entitled to the payment of Dividend Equivalents under the Award; provided, however, that the Holder shall not receive payment of such Dividend Equivalents until and only to the extent that the Performance Goals applicable to such Award are satisfied.

ARTICLE X

OTHER STOCK-BASED AWARDS

10.1 **Authority to Grant Other Stock-Based Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time, and from time to time, may grant other types of equity-based or equity-related Awards not otherwise described by the terms and provisions of the Plan (including the grant or offer for sale of unrestricted shares of Stock) under the Plan to eligible persons in such number and upon such terms as the Committee shall determine. Such Awards may involve the transfer of actual shares of Stock to Holders, or payment in cash or otherwise of amounts based on the value of shares of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

10.2 **Value of Other Stock-Based Award.** Each Other Stock-Based Award shall be expressed in terms of shares of Stock or units based on shares of Stock, as determined by the Committee.

10.3 **Written Agreement.** Each Other Stock-Based Award shall be evidenced by an Award Agreement that contains any vesting, transferability and forfeiture restrictions and other provisions not inconsistent with the Plan as the Committee may specify.

10.4 **Payment of Other Stock-Based Award.** Payment, if any, with respect to an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash, shares of Stock or any combination thereof, as the Committee determines.

10.5 **Termination of Employment or Service.** The Committee shall determine the extent to which a Holder's rights with respect to Other Stock-Based Awards shall be affected by the Holder's Termination of Employment or Termination of Service. Such provisions shall be determined in the sole discretion of the Committee and need not be uniform among all Other Stock-Based Awards issued pursuant to the Plan.

10.6 **Time of Payment of Other Stock-Based Award.** A Holder's payment under an Other Stock-Based Award shall be made at such time as is specified in the applicable Award Agreement. The Award Agreement shall specify that the payment will be made (a) by a date that is no later than the date that is two and one-half ($2\frac{1}{2}$) months after the end of the calendar year in which the Other Stock-Based Award payment is no longer subject to a Substantial Risk of Forfeiture or (b) at a time that is permissible under Section 409A.

10.7 **Dividend Equivalents.** An Award Agreement for an Other Stock-Based Award may specify that the Holder shall be entitled to the payment of Dividend Equivalents under the Award. Any Dividend Equivalents paid under an Other Stock-Based Award shall be subject to restrictions and a Substantial Risk of Forfeiture to the same extent as the Award with respect to which such Dividend Equivalents are to be paid.

ARTICLE XI

SUBSTITUTION AWARDS

Awards may be granted under the Plan from time to time in substitution for stock options and other awards held by employees of other entities who are about to become Employees, or whose employer is about to become an Affiliate as the result of a merger or consolidation of the Company or an Affiliate with another corporation, or the acquisition by the Company of substantially all the assets of another corporation, or the acquisition by the Company of at least fifty percent (50%) of the issued and outstanding stock of another corporation as the result of which such other corporation will become a subsidiary of the Company. The terms and conditions of the substitute Awards so granted may vary from the terms and conditions set forth in the Plan to such extent as the Board at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

ARTICLE XII

ADMINISTRATION

12.1 **Awards.** The Plan shall be administered by the Committee or, in the absence of the Committee or in the case of awards issued to Non-Employee Directors, the Plan shall be administered by the Board. The members of the Committee (that is not itself the Board) shall serve at the discretion of the Board. The Committee shall have full and exclusive power and authority to administer the Plan and to take all actions that the Plan expressly contemplates or are necessary or appropriate in connection with the administration of the Plan with respect to Awards granted under the Plan.

12.2 **Authority of the Committee.**

(a) The Committee shall have full and exclusive power to interpret and apply the terms and provisions of the Plan and Awards made under the Plan, and to adopt such rules, regulations and guidelines for implementing the Plan as the Committee may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan. A majority of the members of the Committee shall constitute a quorum for the transaction of business relating to the Plan or Awards made under the Plan, and the vote of a majority of those members present at any meeting shall decide any question brought before that meeting. Any decision or determination reduced to writing and signed by a majority of the members shall be as effective as if it had been made by a majority vote at a meeting properly called and held. All questions of interpretation and application of the Plan, or as to Awards granted under the Plan, shall be subject to the determination, which shall be final and binding, of a majority of the whole Committee. No member of the Committee shall be liable for any act or omission of any other member of the Committee or for any act or omission on his or her own part, including the exercise of any power or discretion given to him or her under the Plan, except those resulting from his or her own willful misconduct. In carrying out its authority under the Plan, the Committee shall have full and final authority and discretion, including the following rights, powers and authorities to (i) determine the persons to whom and the time or times at which Awards will be made; (ii) determine the number and exercise price of shares of Stock covered in each Award subject to the terms and provisions of the Plan; (iii) determine the terms, provisions and conditions of each Award, which need not be identical; (iv) accelerate the time at which any outstanding Award will vest; (v) prescribe, amend and rescind rules and regulations relating to administration of the Plan; and (vi) make all other determinations and take all other actions deemed necessary, appropriate or advisable for the proper administration of the Plan.

(b) The Committee may make an Award to an individual who the Company expects to become an Employee of the Company or any of its Affiliates within three (3) months after the date of grant of the Award, with the Award being subject to and conditioned on the individual actually becoming an Employee within that time period and subject to other terms and conditions as the Committee may establish.

(c) The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award to a Holder in the manner and to the extent the Committee deems necessary or desirable to further the Plan's objectives. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) On a Fiscal Year basis, the Committee may, by resolution, delegate to the Chief Executive Officer of the Company the limited authority to grant Awards under the Plan during such Fiscal Year (other than Awards pursuant to Article IX) to (i) designated classes of Employees who are not officers of the Company or any Affiliate and subject to the provisions of Section 16 of the Exchange Act, and (ii) Third Party Service Providers. The resolution providing such authorization must set forth the total number of shares of Stock that may be granted under Awards by the Chief Executive Officer during the Fiscal Year. The Chief Executive Officer of the Company shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.

(e) The Committee may employ attorneys, consultants, accountants, agents, and other persons, any of whom may be an Employee, and the Committee, the Company, and its officers shall be entitled to rely upon the advice, opinions, or valuations of any such person. As permitted by law and the terms and provisions of the Plan, the Committee may delegate to one or more of its members or to one or more officers of the Company or its Affiliates or other Employees or to one or more agents or advisors such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

12.3 **Decisions Binding.** All determinations and decisions made by the Committee or the Board, as the case may be, pursuant to the provisions of the Plan and all related orders and resolutions of the Committee or the Board, as the case may be, shall be final, conclusive and binding on all persons, including the Company, its Affiliates, its shareholders, Holders and the estates and beneficiaries of Holders.

12.4 **No Liability.** Under no circumstances shall the Company, its Affiliates, the Board or the Committee incur liability for any indirect, incidental, consequential or special damages (including lost profits) of any form incurred by any person, whether or not foreseeable and regardless of the form of the act in which such a claim may be brought, with respect to the Plan or the Company's, its Affiliates', the Committee's or the Board's roles in connection with the Plan.

12.5 **Treatment of Dividends.** Dividends paid with respect to any Award under the Plan shall be subject to the same vesting, transferability and forfeiture restrictions applicable to such Award and any such dividends shall be payable only at the time and to the extent that the vesting, transferability and forfeiture restrictions applicable to such Award lapse; provided, that, to the extent that such vesting, transferability or forfeiture restrictions do not lapse, such dividends shall be forfeited.


ARTICLE XIII

**AMENDMENT OR TERMINATION
OF PLAN OR AWARD AGREEMENT**


13.1 **Amendment, Modification, Suspension, and Termination of the Plan.** Subject to Section 13.3, the Board may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan, provided, however, no amendment of the Plan shall be made without shareholder approval if shareholder approval is required by applicable law or stock exchange rules.

13.2 **Amendment, Modification, Suspension, and Termination of Award Agreement.** Subject to Section 13.3, the Committee may, in its discretion and at any time and from time to time, alter, amend, modify, suspend, or terminate any Award Agreement in whole or in part in any manner that it deems appropriate and that is consistent with the terms of the Plan or necessary to implement the requirements of the Plan. Notwithstanding the preceding sentence, without the prior approval of the Company's shareholders or except as provided in Section 4.5, the Committee shall not directly or indirectly lower the Option Price of a previously granted Option or the grant price of a previously granted SAR, or cancel a previously granted Option or previously granted SAR (at a time when the per share Option Price or SAR grant price exceeds the per share Fair Market Value of the underlying Stock) for a payment of cash or in exchange for another Award or other property.

13.3 **Awards Previously Granted.** Except as expressly provided otherwise under the Plan (including Sections 4.7, 4.8 and 4.9), no alteration, amendment, modification, suspension or termination of the Plan or an Award Agreement shall adversely affect in any material manner any Award previously granted under the Plan, without the written consent of the Holder holding such Award.


ARTICLE XIV

MISCELLANEOUS


14.1 **Unfunded Plan/No Establishment of a Trust Fund.** Holders shall have no right, title, or interest whatsoever in or to any investments that the Company or any of its Affiliates may make to aid in meeting obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Holder, beneficiary, legal representative, or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts, except as expressly set forth in the Plan. No property shall be set aside nor shall a trust fund of any kind be established to secure the rights of any Holder under the Plan. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

14.2 **No Employment Obligation.** The granting of any Award shall not constitute an employment or service contract, express or implied, and shall not impose upon the Company or any Affiliate any obligation to employ or continue to employ, or to utilize or continue to utilize the services of, any Holder. The right of the Company or any Affiliate to terminate the employment of, or the provision of services by, any person shall not be diminished or affected by reason of the fact that an Award has been granted to him, and nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or its Affiliates to terminate any Holder's employment or service relationship at any time or for any reason not prohibited by law.

14.3 **Tax Withholding.** The Company or any Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Holder, amounts of withholding and other taxes due or potentially payable in connection with any transaction or event involving an Award, or to require a Holder to remit to the Company an amount in cash or other property (including Stock) to satisfy such withholding before taking any action with respect to an Award, and to take such other action as the Committee may deem advisable to enable the Company and Holders to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Holder's withholding obligations, either on a mandatory or elective basis in the discretion of the Committee, or in satisfaction of other tax obligations. The Company can delay the delivery to a Holder of Stock under any Award to the extent necessary to allow the Company to determine the amount of withholding to be collected and to collect and process such withholding.

14.4 **Gender and Number.** If the context requires, words of one gender when used in the Plan shall include the other and words used in the singular or plural shall include the other.

14.5 **Severability.** In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

14.6 **Headings.** Headings of Articles and Sections are included for convenience of reference only and do not constitute part of the Plan and shall not be used in construing the terms and provisions of the Plan.

14.7 **Other Compensation Plans.** The adoption of the Plan shall not affect any other option, incentive or other compensation or benefit plans in effect for the Company or any Affiliate, nor shall the Plan preclude the Company from establishing any other forms of incentive compensation arrangements for Employees, Non-Employee Directors or Third Party Service Providers.

14.8 **Retirement and Welfare Plans.** Neither Awards made under the Plan nor shares of Stock or cash paid pursuant to such Awards, may be included as "compensation" for purposes of computing the benefits payable to any person under the Company's or any Affiliate's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a participant's benefit.

14.9 **Other Awards.** The grant of an Award shall not confer upon the Holder the right to receive any future or other Awards under the Plan, whether or not Awards may be granted to similarly situated Holders, or the right to receive future Awards upon the same terms or conditions as previously granted.

14.10 **Law Limitations/Governmental Approvals.** The granting of Awards and the issuance of shares of Stock under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

14.11 **Delivery of Title.** The Company shall have no obligation to issue or deliver evidence of title for shares of Stock issued under the Plan prior to (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and (b) completion of any registration or other qualification of the Stock under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

14.12 **Inability to Obtain Authority.** The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares of Stock hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such shares of Stock as to which such requisite authority shall not have been obtained.

14.13 **Investment Representations.** The Committee may require any person receiving Stock pursuant to an Award under the Plan to represent and warrant in writing that the person is acquiring the shares of Stock for investment and without any present intention to sell or distribute such Stock.

14.14 **Persons Residing Outside of the United States.** Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company or any of its Affiliates operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (a) determine which Affiliates shall be covered by the Plan; (b) determine which persons employed outside the United States are eligible to participate in the Plan; (c) amend or vary the terms and provisions of the Plan and the terms and conditions of any Award granted to persons who reside outside the United States; (d) establish subplans and modify exercise procedures and other terms and procedures to the extent such actions may be necessary or advisable (and any subplans and modifications to Plan terms and procedures established under this Section 14.14 by the Committee shall be attached to the Plan document as Appendices); and (e) take any action, before or after an Award is made, that it deems advisable to obtain or comply with any necessary local government regulatory exemptions or approvals. Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Code, the Exchange Act or any securities law or governing statute or any other applicable law.

14.15 **No Fractional Shares.** No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, additional Awards, or other property shall be issued or paid in lieu of fractional shares of Stock or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

14.16 **Interpretation.** The term "including" means "including without limitation". The term "or" means "and/or" unless clearly indicated otherwise. The term "vest" includes the lapse of restrictions on Awards, including Forfeiture Restrictions. Reference herein to a "Section" shall be to a section of the Plan unless indicated otherwise.

14.17 **Governing Law; Venue.** The provisions of the Plan and the rights of all persons claiming thereunder shall be construed, administered and governed under the laws of the State of Texas, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under the Plan are deemed to submit to the sole and exclusive jurisdiction and venue of the federal or state courts of the State of Texas to resolve any and all issues that may arise out of or relate to the Plan or any related Award Agreement.

This page is intentionally left blank



This proxy statement was printed in a facility that uses exclusively vegetable based inks, 100% renewable wind energy and releases zero VOCs into the environment.